04010710

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

82-4721

Россия, 350000, г. Краснодар, ул. Карасунская, 66,
тел. (8612) 53-20-56,
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет
БИК
Кор. счет
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от 12.03.2004 № 04.5-11/1938
на № от

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington,
DC 20549, United States
Tel. (202) 942-70-40

SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2004

Madams/Gentlemen,

To maintain the effect of the exemption, allowed for PJSC "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the 4th quarter of the year 2003.
2. Reports on material facts affecting the issuer's economic and financial activity (7 latest reports).
3. Decision on "UTK" PJSC series 02 bonds issue

SUPPL

Yours faithfully,

A. Litvinov,
Deputy General Director

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

dlw 3/22

File N 333-86928
12g3-2(b) exemption

NOTICE
OF THE MATERIAL FACT
«INFORMATION ON CHARGED AND PAID INCOMES ON SECURITIES OF THE ISSUER» «INFORMATION ON TERMS OF FULFILMENT OF ISSUER'S OBLIGATIONS BEFORE OWNERS OF SECURITIES»

1. Full registered name of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar 350000

3. The Issuer's tax-payer identification number.
2308025192

4. The Issuer's unique code assigned by the registering authority.
00062-A

5. Code of the material fact.
0600062A31122003; 0900062A31122003

6. Internet site used by the Issuer for publishing notifications of material facts.
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspaper " Rossiyskaya gazeta "

8. Kind, category (type), series and other identification characteristics of the securities.
Ordinary registered book-entry shares

9. State registration number of the securities issue (additional issue) and date of state registration.
1-03-00062-A; date of state registration – 9 September 2003

10. State registration authority of the securities issue (additional issue).
Federal Commission on Securities' Market of the Russian Federation

11. Issuer's governing body, which has adopted the resolution on dividend payment (notice) on the Issuer's shares and the date of drawing up of the Minutes (of the Issuer's Board of Directors) where the Resolution was approved. ***Protocol № 14 of 25.06.2003 of the "UTK" PJSC' Annual General Shareholders' Meeting***

12. Total amount of dividends for Issuer' shares of this type (category) and one share of this type (category) dividend;

Total amount of dividends for primary shares, RUR: 240 393 652,36
One primary share dividend, RUR. : 0,0812

13. Form of incomes payment under the Issuer's securities (cash resources, others).
In cash

14. Maturity date (shares dividends):
31.12.2003

15. Total amount of dividends paid for Issuer's shares of this type (category), RUR:
240 393 652,36

16. The content of the Issuer's obligation and the size of this obligation in money terms:

Repayment dividends on the Issuer's ordinary registered book-entry shares amounting to RUR 240 393 652,36.

17. Fact of fulfillment and default of the Issuer's obligations:
Obligation is fulfilled at the rate RUR 150 438 437,65.
Amount of not fulfilled obligation RUR 89 955 214,71.
Cause of default of the Issuer's obligation: register of the Issuer's shareholders contains uncertain information of bank essential elements and shareholders addresses.

Deputy General Director A. A. Litvinov

21 October 2003 Seal

NOTICE
OF THE MATERIAL FACT
«INFORMATION ON CHARGED AND PAID INCOMES ON SECURITIES OF THE ISSUER»
«INFORMATION ON TERMS OF FULFILMENT OF ISSUER'S OBLIGATIONS BEFORE OWNERS OF SECURITIES»

1. Full registered name of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar 350000

3. The Issuer's tax-payer identification number.
2308025192

4. The Issuer's unique code assigned by the registering authority.
00062-A

5. Code of the material fact.
0600062A31122003; 0900062A31122003

6. Internet site used by the Issuer for publishing notifications of material facts.
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspaper " Rossiyskaya gazeta "

8. Kind, category (type), series and other identification characteristics of the securities.
registered non-documentary bonds of "K-1" series

9. State registration number of the securities issue (additional issue) and date of state registration.
4-01-00062-A, date of state registration: 15 August 2002

10. State registration authority of the securities issue (additional issue).
Federal Commission on Securities' Market of the Russian Federation

11. Issuer's governing body adopted the Resolution on determination the size (order of size determination) of interest (coupon) on the Issuer's bonds and the date of drawing up of the Minutes (of the Issuer's Board of Directors) where the Resolution was approved. ***Protocol № 14 of 25.06.2003 of the "UTK" PJSC' Annual General Shareholders' Meeting, where was fixed coupon rate***
12. Total interest rate to be paid on the Issuer's bond "K-1" series:
250,00 rubles
Size of interest to be paid for one Issuer's bond "K-1" series:
0,5 rubles

13. Form of incomes payment under the Issuer's securities (cash resources, others).
In cash

14. Date when the obligation on payment of incomes on Issuer's securities (bond incomes, interests, face value) should be fulfilled, and in a case if the obligation on payment of incomes on Issuer's securities be fulfilled by the Issuer during specified time (period of time) is expiry date:
31.12.2003

15. Total amount of interests and (or) other income paid on the Issuer's bond of this issue (series):
Payment of the interests (coupon) income on the Issuer's bond "K-1" series is carried out at a rate of RUR 250,0
16. Content of the Issuer's obligation and also size of this obligation in money terms:

Payment of coupon income on bonds "K-1" series and par value at repayment of the Issuer's bond "K-1" series constituted RUR 250 250,00

Fact of fulfillment (default) of the Issuer's obligations:

Obligation on payment of the coupon income on bonds "K-1" series and par value on repayment on the bonds "K-1" series is fulfilled to the amount of RUR 10 010,00.

Amount of not fulfilled obligation RUR 240 240,00.

Cause of non-performance of the obligation in full is absence of owners of bonds on fixed in the Decision on securities issue term for reception of the coupon income on bonds "K-1" series and face value at repayment of bond "K-1" series.

Money resources are fully reserved for payments. Payments will be made after reception of applications from owners of bonds.

Deputy General Director A. A. Litvinov

Seal

"31" December 2003.

NOTICE ON COMPLETING THE BOND PLACEMENT

1. Full and abbreviated registered names of the Issuer:

Public Joint Stock Company "Southern Telecommunications Company"; "UTK" PJSC

2. Location:

66, Karasunskaya Str., Krasnodar 350000

3. Corporate website used by the Issuer for publishing information to be disclosed at the emission stages: http://www.stcompany.ru
4. Notifications containing information to be made public at the emission stages shall be published by the Issuer in: **newspaper "Vedomosti".**
5. Information on the placed bonds:

Kind, category (type), series and other identification features of securities:
Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

State registration number of the bond issue and date of state registration;
№ 4-06-00062-A; date of state registration is November 28, 2003.

State registration authority.
Federal Commission for Securities' Market of the Russian Federation

Face value of each placed security:
1000 (one thousand) rubles.

Form of the bond placement.
Public offering .

Maturity date of the bond issue.

The Maturity date is the 1092-nd (one thousand and ninety second) day from the first day of the bond placement. Launch and expiry dates of the bond issue maturity are the same.

6. Actual launch date of the bond issue placement:

February 11, 2004

7. Actual expiry date of the bond issue placement:

February 11, 2004

8. Amount and share of actually placed bonds:
   1 500 000 (one million five hundred thousand) units or 100 per cent
   Form of payment during the bond placement:
   in money terms in currency of the Russian Federation by cashless settlement
9. Actual price of the bond placement:
   1000 (one thousand) rubles;

   Amount of bonds distributed at the price of the bond placement:
   1 500 000 (one million five hundred thousand) units

10. During the bond placement the Issuer did not conclude any big transactions or transactions with interested motives.

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company" ______________ A.A. Litvinov

February 11, 2004

OF THE MATERIAL FACT
"INFORMATION ON BOND ISSUE"

1. Full registered names of the Issuer: Public Joint Stock Company "Southern Telecommunications Company"

Abbreviated registered names of the Issuer: "UTK" PJSC

2. Location of the Issuer: 66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number: 2308025192

4. The Issuer's unique code assigned by the registering authority: 00062-A

5. Code of the material fact: 0500062A28112003

6. Internet site used by the Issuer for publishing notifications of material facts: http://www.stcompany.ru

7. Name of print periodicals used by the Issuer for publishing notifications of material facts: «Supplement to Vestnik of FCSM of Russia », ***newspaper*** "Vedomosti"

8. Information on state registration of securities' issue:

Kind, category (type), series and other identification characteristics of the securities: non-convertible interest-bearing documentary pay-to-bearer bonds of 02 series with compulsory centralized deposit

Total number of Bonds: 1 500 000 (one million five hundred thousand) units

Par value of one Bond: 1000 (one thousand) rubles

Total par value of the bond issue: 1 500 000 000 (one billion five hundred million) rubles

Form of the bond placement: public offering

Maturity date of the bond issue: The Maturity date is the 1092-nd (One thousand ninety second) day from the first day of the bond placement. Expiry date of the maturity bond issue are the same.

Granting to the Issuer's shareholders (members) of the options of the securities' acquisition: possibility of the prior acquisition of bond issue not determined.

Fact of registration of the Emissive prospect simultaneously with state registration of the securities' issue: Registration of the bond issue simultaneously with the state registration of Emissive Prospectus.

Procedure of providing access to the information contained in the Report on the results of securities' issue, including address of Internet site, on which the text of the Report on the results of securities' issue is presented:

Starting from the date of notice of state registration of the Report on the results of the bond issue by the Issuer, all the persons concerned can familiarize themselves with the Report on the results of the bond issue and obtain a copy of the Report as well as familiarize themselves with the Resolution on the bond issue and the Emissive prospect of the bond issue and obtain a copy of the Resolution on the bond issue and the Emissive prospect of the bond issue at the following addresses:

Public Joint Stock Company "Southern Telecommunications Company", 66, Karasunskaya Str., Krasnodar, 350000, phone (8612) 53-20-56, address of Internet site: http://www.stcompany.ru

- OJSC AKV "ROSBANK", 11, Masha Porivaeva Str., Moscow, 107078, phones (095) 234 90 82, (095) 208 90 38

Text of the registered Emissive prospect of the bond issue will be presented on the Issuer's Internet site not later than three days after the date of state registration of the bond issue and will be easy access not less than five months from the date of publication on the Issuer's Internet site(http://www.stcompany.ru) registered Report on the results of the bond issue.

Copy of the Emissive prospect of the bond issue can be received to the above-stated addresses for a payment not exceeding costs of its making.

Fact of signing of the Emissive prospect by financial consultant:

The Emissive prospect is signed by financial consultant in the securities market:

Full and abbreviated registered names of the financial consultant: Closed Joint Stock Company "Investment company AVK", CJSC «IK AVK»

Location of financial consultant: 1, pavilion Uritskogo, Pushkin, Sankt-Petersburg, 196605

Number of the state registration of securities' issue: 4-06-00062-A

Date of the state registration of securities' issue: 28.11.2003

State registration authority: Federal Commission on Securities' Market of the Russian Federation

Term and procedure of the bond placement

Bond placement starting not earlier two weeks after disclosure of information on state registration of bond issue and provision easy access to the information on the bond issue to all potential buyers of the bonds according to the Federal Law "On securities' market" and normative acts of Federal Commission on Securities' Market of Russia according the procedure described in paragraph 11 Decision on Bond issue and paragraph 56.12. Emissive prospect of the bond issue.

Launch date of the bond placement is to be determined by the Issuer after state registration of the bond issue and announced by the Issuer not later than on the 5 (fifth) days before launch date of the placement through publication in the newspaper "Vedomosti" and on the News as well as not later than 4 days before the launch date of the bonds presented in the Internet site of the Issuer http://www.stcompany.ru.

Launch date of the bond placement is disclosed by the Issuer for publishing notifications in the " Supplement to Vestnik of FCSM of Russia ".

Expiry date of the bond placement is one of the following dates that comes first: a) 20-th (twentieth) business day after the launch day of the bond placement; б) date of the placement of the last Bond of the issue. Expiry date cannot be later than one year from the date of the state registration of the bond issue.

Price and procedure of the bond placement.

The price of the bond placement for the first and subsequent days of the placement is fixed at 100 (one hundred) percent of par value (1000 rubles for one bond) (paragraph 8.4 Decision on Bond issue and paragraph 56.9 Emissive prospect of the bond issue).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated by the following formula described in paragraph 15 Decision on Bond issue and paragraph 61 Emissive prospect of the bond issue.

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company" ________________ ***A.A.Litvinov***

«28» November 2003 Seal

NOTICE
OF THE MATERIAL FACT
"On Election of the General Director of "UTK" PJSC"

"Southern Telecommunications Company" PJSC (hereinafter referred to as – *"The Issuer"*) informs all the interested parties on election of the General Director of the Issuer:

1. Full and abbreviated registered names of the Issuer:
Public Joint Stock Company "Southern Telecommunications Company"/"UTK" PJSC

2. Location of the Issuer:
66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number.
2308025192

4. The Issuer's unique code assigned by the registering authority.
00062-A

Internet site used by the Issuer for publishing notifications of material facts.
www.stcompany.ru

5. Name of print periodicals used by the Issuer for publishing notifications of material facts:
Newspaper "Rossiyskaya gazeta"

Information on election of "UTK" PJSC' General Director.
On December 22 the Board of Directors of "UTK" PJSC (Protocol № 26 of 22.12.2003.) was appointed Ignatenko Ivan Fedorovich to the position of General Director of "Southern Telecommunications Company" PJSC.

Deputy General Director A. A. Litvinov

21 October 2003 Seal

NOTICE
OF THE MATERIAL FACT
"INFORMATION ON ACCRUED AND(OR) PAID INCOME UNDER THE BOND ISSUE"

1. Full registered names of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number.
TIN 2308025192

4. The Issuer's unique code assigned by the registering authority.
The Issuer's Code 00062-A

5. Code of the material fact.
0600062A11022004

6. Internet site used by the Issuer for publishing notifications of material facts.
www.stcompany.ru

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspaper ***"Vedomosti" and "Supplement to Vestnik of FCSM of Russia"***

8. Kind, category (type), series and other identification characteristics of the securities.
series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

9. State registration number of the securities issue and date of state registration.
№ 4-06-00062-A registered on November 28, 2003

10. State registration authority.
Federal Commission for Securities' Market of the Russian Federation

11. Governing body which adopted the resolution on determining coupon yield for the first coupon of the bond issue and date of adopting the Resolution:
General Director, Order № 04.1-24/1118 of February 11, 2004

12. Total amount of coupon yield for the first coupon to be paid under the series 02 bonds:
9.25% per annum or 69 180 000 rubles

Amount of coupon yield for the first coupon to be paid under one series 02 bond:
9.25% per annum or 46 rubles 12 kopecks

13. Form of income payment under the bonds:

In money terms in currency of the Russian Federation by cashless settlement

14. Date of the first coupon income payment:
August 11, 2004

15. Total rate per cent paid under the series 02 bonds:
Income under series 02 bonds has not been paid before.

Deputy General Director
Public Joint –Stock Company A. A. Litvinov

11 February 2004

NOTICE ON LAUNCHING THE BOND PLACEMENT

1. Full and abbreviated registered names of the Issuer:

Public Joint Stock Company "Southern Telecommunications Company"
"UTK" PJSC

2. Location:

66, Karasunskaya Str., Krasnodar 350000

3. Corporate website used by the Issuer for publishing information to be disclosed at the emission stages: http://www.stcompany.ru

4. Name of print periodical used by the Issuer for publishing notifications containing information to be made public at the emission stages:

newspaper "Vedomosti"

5. Information on the placed bonds:

Kind, category (type), series and other identification features of securities:
Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

State registration number of the bond issue and date of state registration;
№ 4-06-00062-A; date of state registration is November 28, 2003.

State registration authority.
Federal Commission for Securities' Market of the Russian Federation

Amount of the bonds to be placed and face value of each security.
1 500 000 (one million five hundred thousand) units with face value of 1 000 (One thousand) rubles each

Total par value of the bond issue:
1 500 000 000 (one billion five hundred million) rubles

Form of the bond placement.
Public offering .

Maturity date of the bond issue.

The Maturity date is the 1092-nd (one thousand and ninety second) day from the first day of the bond placement. Launch and expiry dates of the bond issue maturity are the same.

Price of the placement and procedure of its determination:

During the first and the last days of the bond placement the bonds are to be placed at the price of 100 (one hundred) per cent of their face value (one thousand rubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds (NKD) calculated by the following formula:

$$NKD = N \times C_1 \times (T - T_0)/365/100\%$$

where

C_1-interest rate for the first coupon (annual);

N-face value of one Bond;

T-date of NKD calculation;

T_0-launch date of the placement;

NKD - accumulated coupon income on each Bond.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding

6. Launch date of the bond placement:
February 11, 2004

7. Launch date of the bond placement can be changed if notification on such change is published in the news of the corporate Internet site not later than one day prior to the launch date of the bond placement indicated in the present notice.

8. Expiry date of the bond placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 20-th (twentieth) business day after the launch day of the bond placement.
The expiry date of the bond placement cannot be later than one year from the date of the state registration of the Bond issue.

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company" _____________ A.A. Litvinov

February 04, 2004

file 333-86928
12g3-2(b) exemption

Registered on "_____"_______________ 2003
state registration number

- - - -

FCSM of Russia
(name of registration authority)

(signature of authorized person)

(seal of registration authority)

DECISION ON BOND ISSUE

Public Joint-Stock Company

"Southern Telecommunications Company"

series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
total amount - 1 500 000 bonds with face value of 1000 rubles each
the maturity date - 1, 092nd (the one thousand and ninety-second) day from the start date of the bond placement by public offering.

approved by "UTK" PJSC Board of Directors
on September 30, 2003 Minutes № 18
based on the Resolution of "UTK" PJSC Board of Directors
on September 30, 2003 Minutes № 18

Seat of the company: 66, Karasunskaya Str., Krasnodar 350000
Postal address: 66, Karasunskaya Str., Krasnodar 350000
Phone: (8612) 53-20-56, 53-02-07
Fax: (8612) 53-19-69

"UTK" PJSC General Director (CEO) ____________________________ V. L. Gorbachev
September 30, 2003 Seal

The bond issue is underwritten by a third party in accordance with conditions specified hereinafter

Underwriting agent:
Company with Limited Liability "UTK-Finance"

Director of Company with Limited Liability "UTK-Finance" ________________ I.I. Ignatenko
September 30, 2003 Seal

Открытое акционерное общество "Южная телекоммуникационная компания".
ИНН 2308025192

Зарегистрировано "28" ноября 2003 г.
государственный регистрационный номер

4-06-00062-A-

ФКЦБ России
(наименование регистрирующего органа)

Член ФКЦБ России Д.А. Глазунов
(подпись уполномоченного лица)

(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ОБЛИГАЦИЙ

Открытое акционерное общество "Южная телекоммуникационная компания".

неконвертируемые процентные документарные облигации на предъявителя серии 02 с обязательным централизованным хранением в количестве 1 500 000 штук номинальной стоимостью 1 000 рублей каждая со сроком погашения в 1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций, размещаемые по открытой подписке.

Утверждено Советом Директоров Открытого акционерного общества "Южная телекоммуникационная компания"
"30" сентября 2003 г. Протокол № 18

на основании решения Совета Директоров Открытого акционерного общества "Южная телекоммуникационная компания" о размещении Облигаций
"30" сентября 2003 г. Протокол № 18

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66
Почтовый адрес: 350000, г. Краснодар, ул. Карасунская, 66
Контактные телефоны: (8612) 53-20-56, 53-02-07
Факс: (8612) 53-19-69

Генеральный директор
Открытого акционерного общества
"Южная телекоммуникационная компания" ____________ Горбачев В.Л.
"30" сентября 2003 г. М.П.

Исполнение обязательств по Облигациям настоящего выпуска обеспечивается поручительством третьего лица в соответствии с условиями, указанными в настоящем решении о выпуске Облигаций.

Лицо, предоставившее обеспечение по Облигациям
Общество с ограниченной ответственностью "ЮТК-Финанс"
Директор Общества
с ограниченной ответственностью ____________ Игнатенко И.И.
"30" сентября 2003 г. М.П.

1. Kind, category (type), series of securities.

Kind of securities: ***payable to bearer bonds***

Series: ***02***

Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

2. Form of the bonds.

certificated pay-to-bearer

3. Information on mandatory centralized custody.

The bond issue is subject to mandatory centralized custody.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

INN: ***7706131216***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Rights on all bonds of the issue are certified by a single Certification, form of which is enclosed in the Exhibit to the present Decision on bond issue and Prospectus on the Bond Issue (hereinafter referred to as the "Certification"). The Certification is subject to mandatory centralized custody in the Depositary and cannot be handed to Owners of the Bonds. The Bond Owners are not entitled to demand the Certification be handed to them.

Rights on the Bonds and on the Bonds transfer including burden them with obligations are being registered and certified by Non-commercial partnership "National Depositary Center" acting as Depositary and other depositaries being depositors of the Depositary (hereinafter referred to as the "Depositary").

Rights on the Bonds are being certified by abstracts of depositary accounts given by NDC and depositaries being depositors of NDC to the Holders of Bonds.

Rights on Bonds are considered transferred from the moment of entering by the Depositary or the depositaries being depositors of NDC corresponding record under the depositary account of the purchaser.

Bonds are to be written off the deposit accounts of the Depositary after repayment of all Bonds at execution by the Issuer of the obligations on payment of the coupon income and the Bond par value.

The Certificate shall be cancelled after write-off of all Bonds from accounts of depot of owners and Holders of Bonds in the Depositary.

The order of recording and transferring the rights on documentary securities with the mandatory centralized custody is regulated by the Federal law № 39-FZ "On Securities Market" of April 22, 1996, Regulations on depositary activity in the Russian Federation, approved by the authorized resolution № 36 of the Federal Commission for Securities Market of Russia of October 16, 1997.

Pursuant to the Law " On Securities Market ":

- In case of custody of certificates of pay-to-bearer documentary securities and-or registration of the rights on such securities in the Depositary, the right on pay-to-bearer documentary security shall pass to the purchaser at the moment of making entering record in the account of depot of the purchaser.

- The rights granted by securities pass to their purchaser from the moment of transition of the rights on these securities. In case of custody of certificates of pay-to-bearer documentary securities in Depositaries, the rights granted by securities, shall be exercised on the basis of certificates presented by these Depositaries on behalf of the owners, the list of such owners being enclosed. In such case the Issuer ensures exercise of the rights on pay-to-bearer documentary securities to the person specified in this list.

- Should the data on the new owner of such security not been presented to the holder of the register of the given issue or the nominal holder of the security by the moment of closing the register for execution of the Issuer's obligations (including acquisition of income and others), execution of obligations in relation to the owner registered in the register at the moment of its closing shall be declared appropriate. The purchaser of the security bears the responsibility for the timely notification.

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997:

- *Depositary is obliged to provide custody of securities and (or) registration of rights on securities of each client (depositor) separately from securities of other clients (depositors) of the Depositary, in particular, by opening of the separate account of depot for each client (depositor).*
- *Records made by the Depositary in relation to the rights on securities shall certify the rights on securities if not established otherwise judicially.*
- *Depositary is obliged to make transactions with securities of clients (depositors) only on behalf of these clients (depositors) or the persons authorized by them, including trustees of accounts, and in time, established by the Deposit Agreement.*
- *Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records in accordance with the Regulations on depository activity, other normative legal acts and the Deposit Agreement.*

The grounds for making records under the account of depot of the client (depositor) are the following:

1. order of the client (depositor) or the person authorized by him, including the trustee of the account, meeting the requirements stipulated in the Deposit Agreement;

2. if lapse of the right on securities is not a result of civil-law transactions - documents confirming transfer of the rights on securities according to the effective legislation.

- Depositary is obliged to register the facts of burden of the securities with a pledge as well as other rights of the third parties in the order stipulated by the Deposit Agreement.

- Rights on securities which are registered by the Depositary are deemed transferred from the moment of making the corresponding record in the account of depot of the client (depositor) by the Depositary. However, if there is no such record in the account of depot, the interested person shall be entitled to prove his rights on the securities on the basis of other proofs.

4. Face value of each bond of the issue.

RUR 1 000

5. Number of the bonds of the issue

1 500 000

6. Total number of the bonds of the issue that have already been placed

(to be specified in case of additional bond issue)

The bonds of the issue have not been placed previously.

7. Rights granted by each security of the issue to their owners:

Series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as "Bonds", "Bonds Issue" and "Bond", "Bond Issue") are direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

Each bond shall grant its holder equal scope of rights.

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bond holder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter can not exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or invalid in accordance with the legislation of the Russian Federation.

6. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

8. Conditions and Procedure of the bond placement.

8.1. Form of the bond placement.

Public offering

8.2. Terms of the bond placement.

Launch date of the placement, or the procedure of its determination:

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to be made public in accordance with the Federal law "On Joint –Stock Companies" and other applicable acts of FCSM of Russia to all potential buyers of Bonds in order specified in item 11 of the Decision on bond issue and item 56.1. of the Prospectus on the bond issue.

Within 5 (five) days from the date of the state registration of Bond Issue the Issuer shall publish in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspaper "Vedomosti" or "Izvestiya" the following information:

- Name of the Issuer, its location and postal address;

- Type and form of the bonds being placed;

- Number of the bonds being placed;

- Terms and conditions of bonds' placement;

- Date and number of the state registration of the bond issue;

- name and location of the authorized body which has made the state registration;

- Place (places) and procedure of familiarization with the Decision on bond issue and the Prospectus of Bonds.

- undertaking by the Issuer obligations on disclosure of information in the form of a Issuer's quarterly report and reports on material facts (events and actions) affecting the Issuer's financial and economic activity in cases and in order prescribed by the normative acts of the FCSM of Russia;

- providing access to information contained in registered Report on the results of the bond issue.

Launch date of the Bond placement shall be established by the Issuer after the state registration of the bond issue and brought to the notice of potential buyers of Bonds not later than 5 (five) business day prior to the launch date of the placement through publication in the newspapers "Vedomosti" and/or "Izvestiya".

Expiry date of the placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 20-th (twentieth) business day after the launch day of the bond placement.
A that, the expiry date of the bond placement cannot be later than one year from the date of the state registration of the Bond issue.

8.3. Procedure of the bond placement

Procedure and conditions of the conclusion of transactions (procedure and conditions of submission and satisfaction of orders):

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX. Time of submission and satisfaction of orders is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter.

The financial consultant of the equity market who signs the Prospectus of Bonds, shall approve a register of orders for purchase of Bonds received during each day of the placement as well as final register of orders for purchase of Bonds upon termination of the placement made up by the Organizer of trade – Private Joint –Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).
During the placement transactions are concluded through the organizer of trade- Private Joint –Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).

The submitted orders for Bonds purchase shall be satisfied by the Underwriter in full if the number of Bonds specified in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter shall satisfy the orders for Bonds purchase on a first-come basis. After placement of all bond volume the conclusion of transactions stops.

The order and conditions of civil agreements (the order and conditions of submission and satisfaction of orders) during the Auction on determination of the first coupon interest rate of the first coupon are described in the section " Conditions and procedure of the bond placement ".

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house. The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. The potential buyer of Bonds should also open the account of depot in NDC or Depositary, being the

If the order conditions conform with the requirements specified in the Decision on bond issue and the Prospectus of Bonds, they are being registered in the MICEX and approved by the Underwriter.

The sold Bonds are to be transferred by the Depositary to the accounts of depot of the bond buyers on the date of conclusion of the transactions.

The Bonds placement is performed by the conclusion of transactions of sale and purchase of Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX effective as at the bond placement date.

Data on the organizer of trade in the equity market:

Full registered name: *Closed joint-stock company "Moscow Interbank Currency Exchange"*
Abbreviated registered name: *CJSC "Moscow Interbank Currency Exchange" /MICEX.*
Location: *13, Bolshoi Kislovskiy per., Moscow*
Postal address: *13, Bolshoi Kislovskiy per., Moscow, 125009, the Russian Federation*
Number of the license of the professional participant of the securities market: *077-05870-000001*
Date of the license: *February, 26 2002.*
Valid till: *without restriction of validity*
Licensing body: *Federal Commission for Securities Market of Russia.*

The conclusion of transactions on the Bond placement shall begin on the launch date of the Bond placement after the Auction on determination of the first coupon interest rate and end on the expiry date of the Bond placement.

The price of the placement in the first and the next days term of the bond placement is fixed at a rate of 100 (Hundred) percent of bonds par value.

Underwriter acts as an intermediary at the Bonds placement working on its own but on behalf of the Issuer.

If a potential buyer of the Bonds is not a member of the Stock Market Section of MICEX, he should conclude the contract with any broker being a member of the Stock Market Section of MICEX and instruct him on the Bond acquisition.

The potential buyer of Bonds who is a member of the Stock Market Section of MICEX shall operate independently.

The potential buyer of Bonds shall be obliged to open the account of depot in NDC or other Depositary being the depositor in relation to NDC.

Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition to the Underwriter through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

The Issuer shall not conclude transactions of sale and purchase of Bonds with interested motives which were not earlier approved in order established by the effective legislation and transactions with the persons specified in item 2.5.4. of the «Standards of securities issue and registration of prospectuses of securities» №03-30/nc of June 18, 2003. In this case the Underwriter shall not satisfy the order for purchase of bonds on the basis of the written application of the Issuer to the Underwriter (the order shall be rejected).

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and the Financial Consultant.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The submitted orders are to be satisfied only after the approval of the Register of the submitted orders for bonds purchase by the Financial Consultant.

The orders with the interest rate under the first coupon being equal or less than that specified by the Issuer's individual executive body shall be satisfied at the price of the bond placement constituting 100 (one hundred) percent of the bond face-value of Bonds starting from the orders having the minimal value of the interest rate of all submitted orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis.

After the Issuer fixes the interest rate under the first coupon on the first day of the bond placement the Underwriter on behalf of the Issuer shall satisfy orders for purchase of Bonds on the conditions and in order stated in the Decision on Bond Issue and the Prospectus of Bonds. All transactions of bond sale and purchase during their placement shall be concluded at the price of the Bond par value.

During the Auction the Underwriter shall satisfy the orders of the members of the Stock Market Section for Bonds acquisition in ascending order of the interest rate specified in such orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. . If the number of Bonds indicated in the last order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. At that the order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified in the counter order of the Underwriter. Unsatisfied during the Auction orders for bond purchase of the Members of the stock market Section are to be cancelled.

The interest rate under the first coupon having been fixed and the orders submitted during the Auction having been satisfied, the member of the MICEX Stock Market Section acting on its own behalf and at own expense, or on its own behalf, but for the account and on behalf of the potential buyers who are not the members of the MICEX Stock Market Section may submit orders for purchase of Bonds at the price of 100 percent of the bond par value at any working day during the period of placement with indication of the number of bonds to be acquired. Starting from the second day of the bond placement, the buyer shall pay accumulated coupon income under the Bonds calculated from the launch date of the Bond placement according to item 15 of the Decision on Bonds Issue and item 61 of the Prospectus of the Bonds.

Transactions of sale and purchase of Bonds during the placement shall be concluded only after the Financial Consultant approves the Register of the submitted orders for bonds purchase formed by the

MICEX.

During the placement bonds can not be acquired at the expense of the Issuer.

Priority of Bond acquisition during the placement is not provided.

The Company participating in the bond placement:

The bond issue is being placed through the following Financial Consultant of the stock market:

Full registered name: ***Private Joint-Stock Company "Investment Company AVK "***
The abbreviated name: ***JSC "IK AVK"***
TIN: ***7820002270***
Location***: 1, pavilion Uritskogo, Pushkin, Saint-Petersburg, 196605***
Number of the license of the professional participant of the stock market (dealer): ***178-03343-010000***
Date of issue: ***November 29, 2000***
Valid till: ***unlimited***
Licensing body: ***Federal Commission for Securities Market of Russia***
Number of the license of the professional participant of the stock market (broker): ***178-03255-100000***
Date of issue: ***November 29, 2000***
Valid till: ***unlimited***
Licensing body: ***Federal Commission for Securities Market of Russia***

Main functions of the given person: ***renders services of the Financial consultant on the securities market under the Agreement №86-OF/03 of September 01, 2003, namely:***

1. Preparation of draft Decisions of the authorized bodies of the Issuer necessary for the organization of the bond issue and preparation of the report on the results of the bond issue.

2. Preparation of draft Decision on the bond issue and prospectus of bonds according to the requirements of registering body and the effective legislation.

3. Preparation of the draft Report on the results of the bond issue according to the requirements of registering body and the effective legislation.

4. If introduction of changes and (or) additions in the Decision on bond issue as well as in the prospectus of securities (bonds) on demand of registering body or the Issuer is necessary before submission of the documents to the state registration, preparation and submission of all necessary documents to the Issuer for approval , with their subsequent submission for registration in the order established by the law.

5. Approval of the register of the submitted orders for Bonds purchase according to the results of each day of the bond placement, and upon termination of the placement - the final Register of the submitted orders for Bonds purchase formed by the Organizer of the trade.

6. Consulting the Issuer on the questions of:

- ***Information disclosure during preparation of the bond issue;***
- ***preparation of the Decision on bond issue and the Prospectus of securities (bonds);***
- ***formation of a package of documents for state registration of the bond issue;***
- ***preparation of the Report on the results of the bond issue;***
- ***formation of a package of documents for registration of the Report on the results of the bond issue.***

The Underwriter of the bond placement:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

TIN: ***7730060164***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

Number of the license: ***№ 177-05721-100000 for broker activity***

Date of issue: ***06.11.2001***

Valid till: ***unlimited***

Licensing body: ***Federal Commission for Securities Market of Russia***

Functions of the Underwriter , methods of the placement, essential provisions of the agreement:

The bond placement is performed by OJSC AKB "ROSBANK" operating on the basis of the Agreement № AN-1-YuT/2003 of September 01, 2003. According to the Agreement the function performed by the Underwriter is concluding on its own behalf but at the expense of the Issuer transactions on Bonds sale.

Remuneration of the Underwriter shall not exceed 1,0 (one) percent of the total par value of the bond issue.

Pursuant to the Contract the Underwriter can not acquire the bonds at its own expense.

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. At that, during the Auction held in the MICEX stock market section the order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified by the Issuer's Individual executive body starting from the orders having the minimal value of the interest rate of all submitted orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Procedure of making an entry record under the account of depot of the first buyer in the Depositary providing centralized custody:

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997, other legal acts and the Deposit Agreement Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records.

The grounds for making records under the account of depot of the client (depositor) are the following:

1. order of the client (depositor) or the person authorized by him, including the trustee of the account, meeting the requirements stipulated in the Deposit Agreement;

2. if lapse of the right on securities is not a result of civil-law transactions - documents confirming transfer of the rights on securities according to the effective legislation.

Depositary is obliged to register the facts of burden of the securities with a pledge as well as other rights of the third parties in the order stipulated by the Deposit Agreement.

Rights on securities which are registered by the Depositary are deemed transferred from the moment of

making the corresponding record in the account of depot of the client (depositor) by the Depositary. However, if there is no such record in the account of depot, the interested person shall be entitled to prove his rights on the securities on the basis of other proofs.

A potential buyer of Bonds is obliged to open an account of depot in NDC or any other Depositary being a depositor of NDC.

The sold Bonds are to be transferred by NDC to the accounts of the buyers on the day of concluding the transaction for purchase and sale.

The entry record under the account of depot of the first buyer in the Depositary is made on the grounds of the orders given by the clearing organization servicing the transactions executed by the MICEX during the bond placement. The placed Bonds are transferred to the accounts of depot of the buyers by the Depositary in accordance with the conditions of realizing clearing activity by the clearing organization and the conditions of realizing depository activity by the Depositary.

8.4. Price of the placement.

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value (one thousand roubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds.

8.5. The right of priority during the bond placement.

The right of priority is not provided.

8.6. Payment of Bonds.

When being acquired bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement.

Payment by installments:

Payment by installments is not allowed.

Essential elements of the accounts to which payments of bonds are to be transferred:

Holder of account: ***Joint-Stock Commercial Bank "Rosbank " (Open Joint-Stock Company)***

Account number: ***30401810400100000411***

Credit organization:

Full name: ***Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "***

Abbreviated name: ***CJSC "RP MICEX"***

Location: ***building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009***

Postal address: ***building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009***

BIC: ***044583505***

Correspondence account: ***30105810100000000505 in OPERU of the Moscow branch of the Bank of Russia***

Other conditions of payment:

The bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement according to the Rules of the MICEX Stock Market Section.

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds (NKD) calculated by the following formula:

C_1-interest rate for the first coupon (annual);

N-face value of one Bond;

T-date of NKD calculation;

T_0-launch date of the placement;

NKD - accumulated coupon income on each Bond.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used).

Settlement of accounts on the bond placement shall be made on a "delivery against payment" basis.

Money resources received during the bond placement in MICEX shall be entered in the account of the Underwriter in the MICEX Clearing house.
Money resources entered in the account of the Underwriter in the MICEX Clearing house shall be transferred to the account of the Issuer not later than on the next working day after their receipt in the account of the Underwriter in the MICEX Clearing house;

8.7. Share of bonds which if not being placed makes the bond issue frustrated.

Such share is not established.

9. Terms and procedure of Bonds redemption and/or payment of the coupon income on Bonds.

9.1. Form of the bond redemption.

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

9.2. Terms and the arrangements of the redemption.

The Maturity date:

The first day of the Maturity date:

the 1 092nd (one thousand and ninety second) day from the launch date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bond holder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data .

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

9.3. Procedure of calculating income paid under each bond.

Coupon period		**Coupon income**
Launch date	**Expiry date**	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section. The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual;

		T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not

later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).the interest rate for the first coupony.

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in

		percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9.4. Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period(date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the launch day of the bond placement			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or

Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligatiôns under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on

			Bonds.

Procedure of coupon income payment:
Procedure of the second coupon income payment is the same as that of the first coupon income payment.

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment:
Procedure of the third coupon income payment is the same as that of the first coupon income payment.

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment:
Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment:
Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

9.5. Possibility and conditions of Bond redemption before maturity.

Bond redemption before maturity is not provided by the Decision on bond issue and the Prospectus on the bond issue.

9.6. Data on Payment Agents

Coupon (interest) yield and the redemption sums under the Bonds shall be paid by the Issuer through its Payment agent.

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

Date of the General license for realizing banking transactions: ***January 27, 2003***

Number of the License: ***2272***

The licensing body: ***Central Bank of the Russian Federation (Bank of Russia)***

Duties and functions of the Payment agent:

A Payment agent operates under the Agreement "On Payment Agent" with the Issuer. Pursuant to the Agreement the payment agent is obliged:

1. To transfer money on behalf and at the expense of the Issuer to the persons specified in the List of Bond owners and Holders entitled to receive coupon income/amounts of repayment as well as to consult the Issuer on its request on preparation of documents necessary for execution by the issuer of its obligations on coupon income payments and repayment of the bond issue par value.

2. To inform the Issuer on the made payments on the following working day from the date of coupon income or redemption sums payment.

The Issuer is entitled to appoint additional and other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" or

"Izvestiya" not later than 10 (ten) working days prior to such actions.

9.7. Description of actions of the Bond owners in case the Issuer fails to execute its obligations under bonds as well as procedure of disclosing the information on default or undue execution of obligations on repayment and payment of income under bonds.

In compliance with articles 810 and 811 of the Civil Code of Russia, the Issuer is obliged to repay the bond face value to the owners during retirement and to pay the coupon yield under the Bonds in time and order prescribed by the terms and conditions of the Decision on the Bonds issue and the Prospectus on the bond issue.

Default of obligations of the Issuer under Bonds is the essential breach of the conditions of the concluded contract of debt (default) in case of:

- ***Delay in execution of the obligation on payment of the next interest (coupon) payment under the Bond for the term of more than 7 days or refusal to fulfill the specified obligation;***
- ***Delay in execution of the obligation on payment of the sum of the basic debt under the Bond for the term of more than 30 days or refusal to fulfill the specified obligation.***

Execution of the corresponding obligations with delay, however during the above-stated periods, makes a technical default.

In case of default or technical default under Bonds owners and-or nominal holders of Bonds are entitled to appeal to the person giving security for Bond issue ("Underwriter") under the conditions of irrevocable offer on the conclusion of the contract of guarantee for the purposes of the Bond Issue.

In case of default or technical default under Bonds, execution of obligations of the Issuer before the owners of Bonds on payment of Bond par value and-or the coupon income under Bonds is provided by the Company with limited liability "UTK-Finance" (hereinafter referred to as "Underwriter") in the order stated in item 12.2. of the Decision on bond issue and item 56.14. of the Prospectus on the bond issue.

Within 5 (five) days from the date of default or technical default the Issuer is obliged to publish the following information in "The Supplement to the Bulletin of the Federal Commission for Securities Market of Russia " and the newspaper "Vedomosti" or "Izvestiya":

- Volume of not executed obligations;

- The reason of default of obligations;

- Possible actions of the owners of Bonds on satisfaction of their requirements.

According to the Item 395 of the Civil Code of the Russian Federation, in case of default or technical default under Bonds the Issuer shall pay interest for failure to pay the amounts in time to owners of Bonds simultaneously with payment of the due sums.

In case of default or technical default under Bonds owners of Bonds can address the court with the claim. Owners of Bonds - natural persons can go to the court of the general jurisdiction at the place of the sued party's location, legal persons - owners of Bonds, can address the Arbitration court of Moscow. The Issuer and-or the Underwriter can be sued in the court of general jurisdiction or arbitration court within general limitation period of 3 years.

The general limitation period is established as 3 years according to article 196 of the Civil code of the Russian Federation. Pursuant to article 200 of the Civil code of the Russian Federation the limitation period starts on the day when a person has found out or should have found about violation of his right. Jurisdiction of civil cases to courts is established by article 22 of the Civil Code of Practice of the Russian Federation. According to the specified article courts of the general jurisdiction try and resolve cases with participation of citizens, organizations, state and local authorities related to protection of the violated or challenged rights, freedoms and legitimate interests, on the disputes arising from civil, family, labour, housing, ground, ecological and other legal relations.

Jurisdiction of cases to arbitration court is established by article 27 of the Arbitration Code of Practice of the Russian Federation. According to the specified article arbitration courts try cases on

economic and other business activities. Arbitration courts resolve economic disputes and try other cases with participation of organizations being legal persons, citizens having the legal status of individual entrepreneurs, and in the cases stipulated by the Civil Code and other federal laws, with participation of the Russian Federation, subjects of the Russian Federation, municipal unions, state and local authorities, other bodies, officials, unions not having the status of legal person, and the citizens not having the status of the individual entrepreneur.

10. Data on bonds' acquisition.

Possibility, procedure and conditions of bonds' acquisition by the Issuer:

The Issuer is entitled to buy Bonds from their owners with a possibility of their further circulation till the maturity date.

Bond acquisition by the Issuer cannot start before the date of the state registration of the Report on results of Bond Issue.

The Issuer undertakes to acquire all Bonds on demand of owners of Bonds, who submitted orders for Bonds acquisition following the procedure prescribed by the Decision on bond issue and the Prospectus of Bonds, within last 7 (Seven) days of the second and fourth coupon periods under Bonds (hereinafter referred to as - "Periods of submission of orders for the bond acquisition by the Issuer").

The Issuer shall acquire Bonds on demand of owners of Bonds in the following order:

a) During the period of time starting from the 1-st (First) day of the corresponding Period of submission of orders for the bond acquisition by the Issuer and ending on the last day of the given Period of submission of orders for the bond acquisition by the Issuer the owner of Bonds shall send a notice in writing to the Agent of the Issuer (OJSC AKB " ROSBANK ") on intention to sell to the Issuer the certain number of Bonds on the conditions stated in the Decision on bond issue and the Prospectus of Bonds according to the form specified in subitem "d" of the present item (hereinafter referred to as - "Notice"). The notice should be received in any of the days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer. The notice can be send by registered mail or urgent express service to the address: m/b 208, 11, Masha Poryvaeva str., Moscow, 107078 for the Securities Department. The notice should also be send to the Agent of the Issuer by fax (0957252405 for the Securities Department in any of the working days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer.

The notice is considered received by the Agent: if delivered by registered mail or handed personally - from the date of the mark about delivery of the original of the addressee, if delivered by fax - from the moment the sender's fax machine receive the confirmation about reception of the Notice by the addressee.

b) Bonds shall be acquired by the Issuer at the date of acquisition which is to be determined as follows (hereinafter referred to as - " Date of acquisition"):

Date of acquisition for the second coupon period is determined as the latest of the two dates:

- Date of the second coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated third coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

Date of acquisition for the fourth coupon period is determined as the latest of the two dates:

- Date of the fourth coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated fifth coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

If the Date of acquisition of Bonds happens to be week-end, holiday or any other day off in the Russian Federation , the transactions of purchase and sale of Bonds shall be concluded on the first business day after the day off.

c) After sending the Notice specified in subitem "a" of item 56.13. of the Prospectus on the bond issue and subitem "a" of item 10 of the Decision on bond issue the owner of Bonds being the Member of the MICEX Stock market Section, or the broker - Member of the MICEX Stock market Section operating on behalf and at the expense of the owner of Bonds not being the Member of the MICEX Stock market Section, submits the target order for sale of Bonds through the Trading System of the MICEX Stock market Section according to the MICEX Trading Rules and other bylaws of the MICEX Stock market Section(hereinafter referred to as - " Rules of the Section ") to the Agent of the Issuer being a member of the MICEX Stock market Section, with indication of the price determined in subitem "b" of the present item, number of Bonds to be sold by the owner of Bonds and T0 accounting code.

The order shall be submitted to the Trading System from 11:00 a.m. to 03:00 p.m. Moscow time on the corresponding Date of acquisition of Bonds. The number of Bonds specified in the order shall not exceed the number of Bonds specified in the Notice sent by the owner of Bonds according to item 56.13. of the Prospectus on the bond issue and item 10 of the Decision on bond issue.

If the owner of Bonds is not a Member of the MICEX Stock market Section, he shall conclude the corresponding Agreement with any broker being the Member of the MICEX Stock market Section and give the specified broker instructions on sale of Bonds.

According to the conditions of Bonds acquisition by the Issuer the extract from the Register of the trades made up as corresponding appendix to the MICEX Trading Rules and certified by the MICEX authorized signature shall be considered sufficient evidence of submitting the order for sale of Bonds.

d) The notice on the intention of the owner of Bonds to sell to the Issuer a certain number of Bonds shall be made under the following form:

Hereby ____________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, the full name of the owner of Bonds - for the legal person) notifies on the intention to sell to Public joint-stock company " Southern telecommunications company " series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, state registration number ____________, owned by __________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person) according to the conditions set forth in the Prospectus of Bonds and Decisions on the bond issue.

____

First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person:

____

Number of Bonds offered for sale (figures and in words).

____

The name of the Member of the MICEX Stock market Section who on behalf and at the expense of the owner of Bonds will submit the order for sale of Bonds to the Agent of the Issuer in the MICEX Trading

System, on the corresponding Date of acquisition of Bonds (if the owner of Bonds is not a Member of the MICEX Stock market Section)

____

The signature of the owner of Bonds

Seal of the owner of Bonds - for the legal person.

Date of Bond acquisition or the procedure of its determination:

Date of Bond acquisition by the Issuer cannot be prior to the date of the state registration of the Report on the results of the bond issue by the Federal Commission for Securities Market of Russia and the launch date of the secondary circulation of the Bonds.

The Issuer undertakes to acquire all Bonds on demand of owners of Bonds, who submitted orders for Bonds acquisition following the procedure prescribed by the Decision on bond issue and the Prospectus of Bonds, within last 7 (Seven) days of the second and fourth coupon periods under Bonds.

Bonds shall be acquired by the Issuer on the Date of acquisition which is to be determined as follows:

Date of acquisition for the second coupon period is determined as the latest of the two dates:

- Date of the second coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated third coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

Date of acquisition for the fourth coupon period is determined as the latest of the two dates:

- Date of the fourth coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated fifth coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

If the Date of acquisition of Bonds happens to be week-end, holiday or any other day off in the Russian Federation , the transactions of purchase and sale of Bonds shall be concluded on the first business day after the day off.

Procedure of disclosing the information on Bond acquisition:

Not later than 10 (ten) working days from the date of the second coupon income payment the Issuer shall publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the third and fourth coupons;

- The size of the coupon income to be paid per one Bond, under the third and fourth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

Not later than 10 (ten) working days from the date of the fourth coupon income payment the Issuer shall

publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the fifth and sixth coupons;

- The size of the coupon income to be paid per one Bond, under the fifth and sixth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

The Decision on bond issue does not admit the Bonds acquisition upon agreement with their owners, that is why information on the procedure of taking decision on the Bond acquisition by the Issuer is not provided.

11 Procedure of disclosing the information on Bond Issue by the Issuer.

1. Not later than 5 (five) business days from the date of approval of the Resolution on Bond placement by the Issuer's authorized body the Issuer shall make publication in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspapers "Vedomosti" or "Izvestiya" containing the information on this resolution including the name of the body which has approved the decision, date of the meeting, exact wording of the adopted decision, quorum of the meeting and the voting results.

2. Not later than 5 (five) days from the moment of occurrence of the essential fact confirming the approval of the Decision on Bond issue by the authorized body of the Issuer the Issuer shall make publication in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspaper "Vedomosti" or "Izvestiya" containing the information on this resolution including the name of the body which has approved the decision, date of the meeting, exact wording of the adopted decision, quorum of the meeting and the voting results.

3. Within 5 (five) days from the date of the state registration of Bond Issue the Issuer shall publish in the "Supplement to the Bulletin of the FCSM of Russia" and the newspapers "Vedomosti" or "Izvestiya" the following information:

- Name of the Issuer, its location and postal address;

- Type and form of the bonds being placed;

- Number of the bonds being placed;

- Terms and conditions of the bond placement;

- Date and number of the state registration of the bond issue;

- Name of the body which has made the state registration of the Bond issue, its location;

- place and procedure of familiarization with the Decision on bond issue and the Prospectus on the bond issue;

- undertaking obligations by the Issuer on the information disclosure in the form of the Issuer's quarterly report and reports on material facts affecting the Issuer's economic and financial activity in cases and in order set forth by the statutory acts of the FCSM;

- Access to the information contained in the registered Report on the results of the Bond issue

4. Since the date of publication of the notice on the state registration of the Bond issue and on the procedure of disclosing information on securities issue, all interested parties can familiarize themselves with the Decision on Bond issue and the Prospectus of Bonds at the following addresses:

Public Joint-Stock Company " Southern Telecommunications Company "

Location: 66, Karasunskaya Str., Krasnodar, 350 000, Russia

Postal address: 66, Karasunskaya Str., Krasnodar, 350 000, Russia

Phones: (8612) 53-20-56

Web-site: www.stcompany.ru

OJSC AKB " ROSBANK "
Location: 11, Masha Poryvaeva Str., Moscow, 107078
Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078
Phone: (095) 234-90-82, 208-90-38

5. Not later than on the 5 (fifth) working day prior to the launch date of Bond placement and after the date of the state registration the Issuer shall publish the report on such date in the newspapers "Vedomosti" or "Izvestiya".

6. Within a month from the date of approval of the results of the Bond placement by the Issuer the Issuer shall publish in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspapers "Vedomosti" or "Izvestiya" the following information:

- name of the Issuer;

- name of the Issuer's authorized body who has approved the results of the Bond placement and date of the approval;

- type and form of the placed Bonds;

- number of the placed Bonds.

7. Within 5 days from the date of the state registration of the Report on the results of the Bond issue by the FCSM of Russia the Issuer shall publish the announcement on registration of the Report in the "Supplement to the Bulletin of the FCSM of Russia", newspapers "Vedomosti" or "Izvestiya".

8. Starting from the date of publication of the notice on the state registration of the Report on results of Bond issue by the Issuer, all interested parties can familiarize themselves with the Report on results of the Bond issue and get a copy of the Report at the following addresses:

Public Joint –Stock Company " Southern Telecommunications Company "
Location: 66, Karasunskaya Str., Krasnodar, 350 000, Russia
Postal address: 66, Karasunskaya Str., Krasnodar, 350 000, Russia
Phones: (8612) 53-20-56
Web-site: www.stcompany.ru

OJSC AKB " ROSBANK "
Location: 11, Masha Poryvaeva Str., Moscow, 107078
Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078
Phone: (095) 234-90-82, 208-90-38

9. Not later than 10 (ten) working days from the date of the second coupon income payment the Issuer shall publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the third and fourth coupons;

- The size of the coupon income to be paid per one Bond, under the third and fourth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

10. Not later than 10 (ten) working days from the date of the fourth coupon income payment the Issuer shall publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the fifth and sixth coupons;

- The size of the coupon income to be paid per one Bond, under the fifth and sixth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

11. In case of default or technical default of the Issuer's obligations on Bonds the Issuer shall publish the following information in the "Supplement to the Bulletin of the FCSM of Russia", newspapers "Vedomosti" or "Izvestiya" within 5 (five) days after the default or technical default:

- Volume of not executed obligations;

- Reason of default of obligations;

- List of possible actions of Bond owners aimed at satisfaction of their demands.

12. Not later than 5 (five) days from the moment of occurrence of the essential fact affecting financial and economic activity of the Issuer and related to the Bond issue, the information on such fact shall be published by the Issuer in the "Supplement to the Bulletin of the FCSM of Russia" or other printing edition.

13. The Issuer can appoint additional and other payment agents and cancel such appointments. Report on such actions shall be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers "Vedomosti" or "Izvestiya".

12. Data on Security for the Bonds of the Issue

12.1. Data on the person providing security for the bond issue

Person providing security:

Full registered name: *Company with Limited Liability "UTK-Finance "*
Abbreviated name: *"UTK-Finance " Ltd*
TIN: *2308090843*
OGRN: *1032304152220*
Location: *212, Moskovskiy pr., Saint Petersburg, 196066*
Postal address: *67, Gagarin Str., Krasnodar, 350062*

Kind of security:
Underwriting

Size of security (RUR): *Total par value of the Bonds amounting to 1 500 000 000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.*

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles.

12.2. Terms of underwriting and procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1 500 000 (one million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations. The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together

with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

13. The Issuer undertakes to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation .

14. In case the Issuer fails to execute its obligations on Bonds or delays the execution of such obligations the Underwriter – Company with Limited Liability "UTK-Finance" - undertakes to ensure fulfillment of the Issuer's obligations before the Owners of Bonds on the conditions of the underwriting.

15. Other data stipulated by Standards of issue of bonds and their prospectuses of issue.

1. Bonds are permitted to freely circulate in stock- exchange and over the counter markets.

Non-residents can acquire Bonds according to the current legislation and statutory acts of the Russian Federation.

Circulation of Bonds in the secondary market begins on the first calendar day following the date of the state registration of the report on results of Bond Issue by FCSM of Russia. In the over the counter market bonds are to be circulating without restrictions up to the Maturity Date.

Transactions with bonds in the Moscow Interbank Stock Exchange stop on the day following the Date of drawing up the list of owners and Holders of Bonds for payment of the coupon income on each coupon (except for the last one), and resume on the day of payment of the corresponding coupon income.

Transactions with bonds in MICEX cease on the day following the Date of drawing up the list of owners and Holders of Bonds for payment of the last coupon income and repayment of the present Bond Issue.

2.The accumulated coupon income on Bonds (NKD) shall be calculated by the following formula:

$NKD = Cj * N * (T - Tj\text{-}1) / 365/100\ \%$,

Where

NKD - accumulated coupon income under each Bond;

N - a face-value of one Bond;

j- serial number of the coupon period, j=1,2,3,4,5,6;

Cj - coupon income rate under Bonds in j-th period, annual interest rates;

Tj-1- expiry date of the coupon period with a serial number (j-1);

Expiry dates of the coupon periods are fixed by the Decision on bond issue and the Prospectus of Bonds.

T - the current date.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Face side **FORM**

Public Joint –Stock Company

"Southern Telecommunications Company" PJSC

Location: 66, Karasunskaya Str., Krasnodar, 350 000

Postal address: 66, Karasunskaya Str., Krasnodar, 350 000

CERTIFICATION

upon series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

total amount - 1 500 000 bonds with face value of 1000 rubles each

the maturity date - 1, 092nd (the one thousand and ninety-second) day from the start date of the bond placement by public offering.

State registration number of the Bond Issue ______________ of ______________,2003

The present certification certifies the right for 1 500 000 (one million five hundred thousand) Bonds with face value of 1000 (one thousand) rubles each and total par value of 1 500 000 000 (one billion five hundred million) rubles.

Total amount of the Bond Issue having the state registration number _________ of ________ 2003 is 1 500 000 (one million five hundred thousand) Bonds with face value of 1000 (one thousand) rubles each and total par value of 1 500 000 000 (one billion five hundred million) rubles.

Public Joint –Stock Company "Southern Telecommunications Company" undertakes to ensure the rights of the Owners of Bonds, provided they observe the procedure for exercising such rights established by the legislation of the Russian Federation.

THE BONDS ARE TO BE DISTRIBUTED BY PUBLIC OFFERRING AMONG GENERAL PUBLIC

The present certification is subject to centralized custody in Non-commercial partnership "National Depositary Center" (NDC) registered at the address: building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009;which provides mandatory centralized custody of the certifications upon Bonds.

General Director (CEO) of Public Joint –Stock Company
"Southern Telecommunications Company" ______________________________ V. L. Gorbachev
September , 2003 Seal

Chief Accountant of Public Joint –Stock Company
"Southern Telecommunications Company" ______________________________ T. V. Rusinova
September , 2003 Seal

The bond issue is underwritten by a third party in accordance with conditions specified in the Decision on bond issue and the Prospectus on the bond issue.

Underwriting agent:

Company with Limited Liability "UTK-Finance"

Director of Company with Limited Liability "UTK-Finance" __________________ I.I. Ignatenko
September , 2003 Seal

REVERSE SIDE

1. Kind, category (type), series of securities.

Kind of securities: ***payable to bearer bonds***

Series: ***02***

Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

2. Form of the bonds.

certificated pay-to-bearer

3. Information on mandatory centralized custody.

The bond issue is subject to mandatory centralized custody.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

INN: ***7706131216***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Rights on all bonds of the issue are certified by a single Certification, form of which is enclosed in the Exhibit to the present Decision on bond issue and Prospectus on the Bond Issue (hereinafter referred to as the "Certification"). The Certification is subject to mandatory centralized custody in the Depositary and cannot be handed to Owners of the Bonds. The Bond Owners are not entitled to demand the Certification be handed to them.

Rights on the Bonds and on the Bonds transfer including burden them with obligations are being registered and certified by Non-commercial partnership "National Depositary Center" acting as Depositary and other depositaries being depositors of the Depositary (hereinafter referred to as the "Depositary").

Rights on the Bonds are being certified by abstracts of depositary accounts given by NDC and depositaries being depositors of NDC to the Holders of Bonds.

Rights on Bonds are considered transferred from the moment of entering by the Depositary or the depositaries being depositors of NDC corresponding record under the depositary account of the purchaser.

Bonds are to be written off the deposit accounts of the Depositary after repayment of all Bonds at execution by the Issuer of the obligations on payment of the coupon income and the Bond par value.

The Certificate shall be cancelled after write-off of all Bonds from accounts of depot of owners and Holders of Bonds in the Depositary.

The order of recording and transferring the rights on documentary securities with the mandatory centralized custody is regulated by the Federal law № 39-FZ "On Securities Market" of April 22, 1996, Regulations on depositary activity in the Russian Federation, approved by the authorized resolution № 36 of the Federal Commission for Securities Market of Russia of October 16, 1997.

Pursuant to the Law " On Securities Market ":

- In case of custody of certificates of pay-to-bearer documentary securities and-or registration of the rights on such securities in the Depositary, the right on pay-to-bearer documentary security shall pass to the purchaser at the moment of making entering record in the account of depot of the purchaser.

- The rights granted by securities pass to their purchaser from the moment of transition of the rights on these securities. In case of custody of certificates of pay-to-bearer documentary securities in Depositaries, the rights granted by securities, shall be exercised on the basis of certificates presented by these Depositaries on behalf of the owners, the list of such owners being enclosed. In such case the Issuer ensures exercise of the rights on pay-to-bearer documentary securities to the person specified in this list.

- Should the data on the new owner of such security not been presented to the holder of the register of the given issue or the nominal holder of the security by the moment of closing the register for execution of the Issuer's obligations (including acquisition of income and others), execution of obligations in relation to the owner registered in the register at the moment of its closing shall be declared appropriate. The purchaser of the security bears the responsibility for the timely notification.

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997:

- ***Depositary is obliged to provide custody of securities and (or) registration of rights on securities of each client (depositor) separately from securities of other clients (depositors) of the Depositary, in particular, by opening of the separate account of depot for each client (depositor).***
- ***Records made by the Depositary in relation to the rights on securities shall certify the rights on securities if not established otherwise judicially.***
- ***Depositary is obliged to make transactions with securities of clients (depositors) only on behalf of these clients (depositors) or the persons authorized by them, including trustees of accounts, and in time, established by the Deposit Agreement.***

- *Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records in accordance with the Regulations on depository activity, other normative legal acts and the Deposit Agreement.*

The grounds for making records under the account of depot of the client (depositor) are the following:

1. order of the client (depositor) or the person authorized by him, including the trustee of the account, meeting the requirements stipulated in the Deposit Agreement;

2. if lapse of the right on securities is not a result of civil-law transactions - documents confirming transfer of the rights on securities according to the effective legislation.

- Depositary is obliged to register the facts of burden of the securities with a pledge as well as other rights of the third parties in the order stipulated by the Deposit Agreement.

- Rights on securities which are registered by the Depositary are deemed transferred from the moment of making the corresponding record in the account of depot of the client (depositor) by the Depositary. However, if there is no such record in the account of depot, the interested person shall be entitled to prove his rights on the securities on the basis of other proofs.

4. Face value of each bond of the issue.

RUR 1 000

5. Number of the bonds of the issue

1 500 000

6. Total number of the bonds of the issue that have already been placed

(to be specified in case of additional bond issue)

The bonds of the issue have not been placed previously.

7. Rights granted by each security of the issue to their owners:

Series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as "Bonds", "Bonds Issue" and "Bond", "Bond Issue") are direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

Each bond shall grant its holder equal scope of rights.

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bond holder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter can not exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or invalid in accordance with the legislation of the Russian Federation.

6. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

8. Conditions and Procedure of the bond placement.

8.1. Form of the bond placement.

Public offering

8.2. Terms of the bond placement.

Launch date of the placement, or the procedure of its determination:

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to be made public in accordance with the Federal law "On Joint –Stock Companies" and other applicable acts of FCSM of Russia to all potential buyers of Bonds in order specified in item 11 of the Decision on bond

issue and item 56.1. of the Prospectus on the bond issue.

Within 5 (five) days from the date of the state registration of Bond Issue the Issuer shall publish in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspaper "Vedomosti" or "Izvestiya" the following information:

- Name of the Issuer, its location and postal address;

- Type and form of the bonds being placed;

- Number of the bonds being placed;

- Terms and conditions of bonds' placement;

- Date and number of the state registration of the bond issue;

- name and location of the authorized body which has made the state registration;

- Place (places) and procedure of familiarization with the Decision on bond issue and the Prospectus of Bonds.

- undertaking by the Issuer obligations on disclosure of information in the form of a Issuer's quarterly report and reports on material facts (events and actions) affecting the Issuer's financial and economic activity in cases and in order prescribed by the normative acts of the FCSM of Russia;

- providing access to information contained in registered Report on the results of the bond issue.

Launch date of the Bond placement shall be established by the Issuer after the state registration of the bond issue and brought to the notice of potential buyers of Bonds not later than 5 (five) business day prior to the launch date of the placement through publication in the newspapers "Vedomosti" and/or "Izvestiya".

Expiry date of the placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 20-th (twentieth) business day after the launch day of the bond placement.
A that, the expiry date of the bond placement cannot be later than one year from the date of the state registration of the Bond issue.

8.3. Procedure of the bond placement

Procedure and conditions of the conclusion of transactions (procedure and conditions of submission and satisfaction of orders):

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX. Time of submission and satisfaction of orders is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter.

The financial consultant of the equity market who signs the Prospectus of Bonds, shall approve a register of orders for purchase of Bonds received during each day of the placement as well as final register of orders for purchase of Bonds upon termination of the placement made up by the Organizer of trade – Private Joint -Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).
During the placement transactions are concluded through the organizer of trade- Private Joint -Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).

The submitted orders for Bonds purchase shall be satisfied by the Underwriter in full if the number of Bonds specified in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter shall satisfy the orders for Bonds purchase on a first-come basis. After placement of all bond volume the conclusion of transactions stops.

The order and conditions of civil agreements (the order and conditions of submission and satisfaction of orders) during the Auction on determination of the first coupon interest rate of the first coupon are described in the section " Conditions and procedure of the bond placement ".

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house. The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. The potential buyer of Bonds should also open the account of depot in NDC or Depositary, being the depositor in relation to NDC.

If the order conditions conform with the requirements specified in the Decision on bond issue and the Prospectus of Bonds, they are being registered in the MICEX and approved by the Underwriter.

The sold Bonds are to be transferred by the Depositary to the accounts of depot of the bond buyers on the date of conclusion of the transactions.

The Bonds placement is performed by the conclusion of transactions of sale and purchase of Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX effective as at the bond placement date.

Data on the organizer of trade in the equity market:

Full registered name: ***Closed joint-stock company "Moscow Interbank Currency Exchange"***
Abbreviated registered name: ***CJSC "Moscow Interbank Currency Exchange" /MICEX.***
Location: ***13, Bolshoi Kislovskiy per., Moscow***

Postal address: *13, Bolshoi Kislovskiy per., Moscow, 125009, the Russian Federation*

Number of the license of the professional participant of the securities market: *077-05870-000001*

Date of the license: *February, 26 2002.*

Valid till: *without restriction of validity*

Licensing body: *Federal Commission for Securities Market of Russia.*

The conclusion of transactions on the Bond placement shall begin on the launch date of the Bond placement after the Auction on determination of the first coupon interest rate and end on the expiry date of the Bond placement.

The price of the placement in the first and the next days term of the bond placement is fixed at a rate of 100 (Hundred) percent of bonds par value.

Underwriter acts as an intermediary at the Bonds placement working on its own but on behalf of the Issuer.

If a potential buyer of the Bonds is not a member of the Stock Market Section of MICEX, he should conclude the contract with any broker being a member of the Stock Market Section of MICEX and instruct him on the Bond acquisition.

The potential buyer of Bonds who is a member of the Stock Market Section of MICEX shall operate independently.

The potential buyer of Bonds shall be obliged to open the account of depot in NDC or other Depositary being the depositor in relation to NDC.

Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition to the Underwriter through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

The Issuer shall not conclude transactions of sale and purchase of Bonds with interested motives which were not earlier approved in order established by the effective legislation and transactions with the persons specified in item 2.5.4. of the «Standards of securities issue and registration of prospectuses of securities» №03-30/nc of June 18, 2003. In this case the Underwriter shall not satisfy the order for purchase of bonds on the basis of the written application of the Issuer to the Underwriter (the order shall be rejected).

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and the Financial Consultant.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The submitted orders are to be satisfied only after the approval of the Register of the submitted orders for bonds purchase by the Financial Consultant.

The orders with the interest rate under the first coupon being equal or less than that specified by the Issuer's individual executive body shall be satisfied at the price of the bond placement constituting 100 (one hundred) percent of the bond face-value of Bonds starting from the orders having the minimal value of the interest rate of all submitted orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis.

After the Issuer fixes the interest rate under the first coupon on the first day of the bond placement the Underwriter on behalf of the Issuer shall satisfy orders for purchase of Bonds on the conditions and in order stated in the Decision on Bond Issue and the Prospectus of Bonds. All transactions of bond sale and purchase during their placement shall be concluded at the price of the Bond par value.

During the Auction the Underwriter shall satisfy the orders of the members of the Stock Market Section for Bonds acquisition in ascending order of the interest rate specified in such orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis.. If the number of Bonds indicated in the last order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. At that the order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified in the counter order of the Underwriter. Unsatisfied during the Auction orders for bond purchase of the Members of the stock market Section are to be cancelled.

The interest rate under the first coupon having been fixed and the orders submitted during the Auction having been satisfied, the member of the MICEX Stock Market Section acting on its own behalf and at own expense, or on its own behalf, but for the account and on behalf of the potential buyers who are not the members of the MICEX Stock Market Section may submit orders for purchase of Bonds at the price of 100 percent of the bond par value at any working day during the period of placement with indication of the number of bonds to be acquired. Starting from the second day of the bond placement, the buyer shall pay accumulated coupon income under the Bonds calculated from the launch date of the Bond placement according to item 15 of the Decision on Bonds Issue and item 61 of the Prospectus of the Bonds.

Transactions of sale and purchase of Bonds during the placement shall be concluded only after the Financial Consultant approves the Register of the submitted orders for bonds purchase formed by the MICEX.

During the placement bonds can not be acquired at the expense of the Issuer.

Priority of Bond acquisition during the placement is not provided.

The Company participating in the bond placement:

The bond issue is being placed through the following Financial Consultant of the stock market:

Full registered name: *Private Joint-Stock Company "Investment Company AVK "*
The abbreviated name: *JSC "IK AVK"*
TIN: *7820002270*
Location: *1, pavilion Uritskogo, Pushkin, Saint-Petersburg, 196605*
Number of the license of the professional participant of the stock market (dealer): *178-03343-010000*
Date of issue: *November 29, 2000*
Valid till: *unlimited*
Licensing body: *Federal Commission for Securities Market of Russia*
Number of the license of the professional participant of the stock market (broker): *178-03255-100000*
Date of issue: *November 29, 2000*
Valid till: *unlimited*
Licensing body: *Federal Commission for Securities Market of Russia*

Main functions of the given person: *renders services of the Financial consultant on the securities market under the Agreement №86-OF/03 of September 01, 2003, namely:*

1. Preparation of draft Decisions of the authorized bodies of the Issuer necessary for the organization of the bond issue and preparation of the report on the results of the bond issue.

2. Preparation of draft Decision on the bond issue and prospectus of bonds according to the requirements of registering body and the effective legislation.

3. Preparation of the draft Report on the results of the bond issue according to the requirements of registering body and the effective legislation.

4. If introduction of changes and (or) additions in the Decision on bond issue as well as in the prospectus of securities (bonds) on demand of registering body or the Issuer is necessary before submission of the documents to the state registration, preparation and submission of all necessary documents to the Issuer for approval, with their subsequent submission for registration in the order established by the law.

5. Approval of the register of the submitted orders for Bonds purchase according to the results of each day of the bond placement, and upon termination of the placement - the final Register of the submitted orders for Bonds purchase formed by the Organizer of the trade.

6. Consulting the Issuer on the questions of:

- *Information disclosure during preparation of the bond issue;*
- *preparation of the Decision on bond issue and the Prospectus of securities (bonds);*
- *formation of a package of documents for state registration of the bond issue;*
- *preparation of the Report on the results of the bond issue;*
- *formation of a package of documents for registration of the Report on the results of the bond issue.*

The Underwriter of the bond placement:

Full registered name: *Joint-stock commercial bank " ROSBANK " (open joint-stock company)*
Abbreviated name: *OJSC AKB " ROSBANK "*
TIN: *7730060164*
Location: *11, Masha Poryvaeva Str., Moscow, 107078*
Postal address: *mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078*
Number of the license: *№ 177-05721-100000 for broker activity*
Date of issue: *06.11.2001*
Valid till: *unlimited*
Licensing body: *Federal Commission for Securities Market of Russia*

Functions of the Underwriter , methods of the placement, essential provisions of the agreement:

The bond placement is performed by OJSC AKB "ROSBANK" operating on the basis of the Agreement № AN-1-YuT/2003 of September 01, 2003. According to the Agreement the function performed by the Underwriter is concluding on its own behalf but at the expense of the Issuer transactions on Bonds sale.

Remuneration of the Underwriter shall not exceed 1,0 (one) percent of the total par value of the bond issue.

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.
The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. At that, during the Auction held in the MICEX stock market section the order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified by the Issuer's Individual executive body starting from the orders having the minimal value of the interest rate of all submitted orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Procedure of making an entry record under the account of depot of the first buyer in the Depositary providing centralized custody:

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997, other legal acts and the Deposit Agreement Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records.

The grounds for making records under the account of depot of the client (depositor) are the following:

1. order of the client (depositor) or the person authorized by him, including the trustee of the account, meeting the requirements stipulated in the Deposit Agreement;

2. if lapse of the right on securities is not a result of civil-law transactions - documents confirming transfer of the rights on securities according to the effective legislation.

- Depositary is obliged to register the facts of burden of the securities with a pledge as well as other rights of the third parties in the order stipulated by the Deposit Agreement.

- Rights on securities which are registered by the Depositary are deemed transferred from the moment of making the corresponding record in the account of depot of the client (depositor) by the Depositary. However, if there is no such record in the account of depot, the interested person shall be entitled to prove his rights on the securities on the basis of other proofs.

The sold Bonds are to be transferred by NDC to the accounts of the buyers on the day of concluding the transaction for purchase and sale.

The entry record under the account of depot of the first buyer in the Depositary is made on the grounds of the orders given by the clearing organization servicing the transactions executed by the MICEX during the bond placement. The placed Bonds are transferred to the accounts of depot of the buyers by the Depositary in accordance with the conditions of realizing clearing activity by the clearing organization and the conditions of realizing depository activity by the Depositary.

8.4. Price of the placement.

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value (one thousand roubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds.

8.5. The right of priority during the bond placement.

The right of priority is not provided.

8.6. Payment of Bonds.

When being acquired bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement.

Payment by installments:

Payment by installments is not allowed.

Essential elements of the accounts to which payments of bonds are to be transferred:

Holder of account: ***Joint-Stock Commercial Bank "Rosbank " (Open Joint-Stock Company)***

Account number: ***30401810400100000411***

Credit organization:

Full name: ***Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "***

Abbreviated name: ***CJSC "RP MICEX"***

Location: ***building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009***

Postal address: ***building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009***

BIC: ***044583505***

Correspondence account: ***30105810100000000505 in OPERU of the Moscow branch of the Bank of Russia***

Other conditions of payment:

The bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement according to the Rules of the MICEX Stock Market Section.

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds (NKD) calculated by the following formula:

$NKD = N \times C_1 \times (T - T_0)/365/100\%$

C_1-interest rate for the first coupon (annual);

N-face value of one Bond;

T-date of NKD calculation;

T_0-launch date of the placement;

NKD - accumulated coupon income on each Bond.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used).

Settlement of accounts on the bond placement shall be made on a "delivery against payment" basis.

Money resources received during the bond placement in MICEX shall be entered in the account of the Underwriter in the MICEX Clearing house.

Money resources entered in the account of the Underwriter in the MICEX Clearing house shall be transferred to the account of the Issuer not later than on the next working day after their receipt in the account of the Underwriter in the MICEX Clearing house;

8.7. Share of bonds which if not being placed makes the bond issue frustrated.

Such share is not established.

9. Terms and procedure of Bonds redemption and/or payment of the coupon income on Bonds.

9.1. Form of the bond redemption.

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

9.2. Terms and the arrangements of the redemption.

The Maturity date:

The first day of the Maturity date:

the I 092nd (one thousand and ninety second) day from the launch date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on thel 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bond holder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data .

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

9.3. Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Launch date	**Expiry date**	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section. The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the	The size of the first coupon income per one Bond is determined according to the following formula: $KD = C1 * N * (T1 - T0)) / (365/100\ \%)$,

	bond placement.	Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a

		point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).the interest rate for the first coupony.

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9.4. Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		Period(date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the launch day of the bond placement			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person

submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the

			coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

9.5. Possibility and conditions of Bond redemption before maturity.

Bond redemption before maturity is not provided by the Decision on bond issue and the Prospectus on the bond issue.

9.6. Data on Payment Agents

Coupon (interest) yield and the redemption sums under the Bonds shall be paid by the Issuer through its Payment agent.

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

Date of the General license for realizing banking transactions: ***January 27, 2003***

Number of the License: ***2272***

The licensing body: ***Central Bank of the Russian Federation (Bank of Russia)***

Duties and functions of the Payment agent:

A Payment agent operates under the Agreement "On Payment Agent" with the Issuer. Pursuant to the Agreement the payment agent is obliged:

1. To transfer money on behalf and at the expense of the Issuer to the persons specified in the List of Bond owners and Holders entitled to receive coupon income/amounts of repayment as well as to consult the Issuer on its request on preparation of documents necessary for execution by the issuer of its obligations on coupon income payments and repayment of the bond issue par value.

2. To inform the Issuer on the made payments on the following working day from the date of coupon income or redemption sums payment.

The Issuer is entitled to appoint additional and other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to such actions.

9.7. Description of actions of the Bond owners in case the Issuer fails to execute its obligations under bonds as well as procedure of disclosing the information on default or undue execution of obligations on repayment and payment of income under bonds.

In compliance with articles 810 and 811 of the Civil Code of Russia, the Issuer is obliged to repay the bond face value to the owners during retirement and to pay the coupon yield under the Bonds in time and order prescribed by the terms and conditions of the Decision on the Bonds issue and the Prospectus on the bond issue.

Default of obligations of the Issuer under Bonds is the essential breach of the conditions of the concluded contract of debt (default) in case of:

- *Delay in execution of the obligation on payment of the next interest (coupon) payment under the Bond for the term of more than 7 days or refusal to fulfill the specified obligation;*
- *Delay in execution of the obligation on payment of the sum of the basic debt under the Bond for the term of more than 30 days or refusal to fulfill the specified obligation.*

Execution of the corresponding obligations with delay, however during the above-stated periods, makes a technical default.

In case of default or technical default under Bonds owners and-or nominal holders of Bonds are entitled to appeal to the person giving security for Bond issue ("Underwriter") under the conditions of irrevocable offer on the conclusion of the contract of guarantee for the purposes of the Bond Issue.

In case of default or technical default under Bonds, execution of obligations of the Issuer before the owners of Bonds on payment of Bond par value and-or the coupon income under Bonds is provided by the Company with limited liability "UTK-Finance" (hereinafter referred to as "Underwriter") in the order stated in item 12.2. of the Decision on bond issue and item 56.14. of the Prospectus on the bond issue.

Within 5 (five) days from the date of default or technical default the Issuer is obliged to publish the following information in "The Supplement to the Bulletin of the Federal Commission for Securities Market of Russia " and the newspaper "Vedomosti" or "Izvestiya":

- Volume of not executed obligations;

- The reason of default of obligations;

- Possible actions of the owners of Bonds on satisfaction of their requirements.

According to the Item 395 of the Civil Code of the Russian Federation, in case of default or technical default under Bonds the Issuer shall pay interest for failure to pay the amounts in time to owners of Bonds simultaneously with payment of the due sums.

In case of default or technical default under Bonds owners of Bonds can address the court with the claim. Owners of Bonds - natural persons can go to the court of the general jurisdiction at the place of the sued party's location, legal persons - owners of Bonds, can address the Arbitration court of Moscow. The Issuer and-or the Underwriter can be sued in the court of general jurisdiction or arbitration court within general limitation period of 3 years.

The general limitation period is established as 3 years according to article 196 of the Civil code of the Russian Federation. Pursuant to article 200 of the Civil code of the Russian Federation the limitation period starts on the day when a person has found out or should have found about violation of his right. Jurisdiction of civil cases to courts is established by article 22 of the Civil Code of Practice of the Russian Federation. According to the specified article courts of the general jurisdiction try and resolve cases with participation of citizens, organizations, state and local authorities related to protection of the violated or challenged rights, freedoms and legitimate interests, on the disputes arising from civil, family, labour, housing, ground, ecological and other legal relations.

Jurisdiction of cases to arbitration court is established by article 27 of the Arbitration Code of Practice of the Russian Federation. According to the specified article arbitration courts try cases on economic and other business activities. Arbitration courts resolve economic disputes and try other cases with participation of organizations being legal persons, citizens having the legal status of individual entrepreneurs, and in the cases stipulated by the Civil Code and other federal laws, with participation of the Russian Federation, subjects of the Russian Federation, municipal unions, state and local authorities, other bodies, officials, unions not having the status of legal person, and the citizens not having the status of the individual entrepreneur.

10. Data on bonds' acquisition.

Possibility, procedure and conditions of bonds' acquisition by the Issuer:

The Issuer is entitled to buy Bonds from their owners with a possibility of their further circulation till the maturity date.

Bond acquisition by the Issuer cannot start before the date of the state registration of the Report on results of Bond Issue.

The Issuer undertakes to acquire all Bonds on demand of owners of Bonds, who submitted orders for Bonds acquisition following the procedure prescribed by the Decision on bond issue and the Prospectus of Bonds, within last 7 (Seven) days of the second and fourth coupon periods under Bonds (hereinafter referred to as - "Periods of submission of orders for the bond acquisition by the Issuer").

The Issuer shall acquire Bonds on demand of owners of Bonds in the following order:

a) During the period of time starting from the 1-st (First) day of the corresponding Period of submission of orders for the bond acquisition by the Issuer and ending on the last day of the given Period of submission of orders for the bond acquisition by the Issuer the owner of Bonds shall send a notice in writing to the Agent of the Issuer (OJSC AKB " ROSBANK ") on intention to sell to the Issuer the certain number of Bonds on the conditions stated in the Decision on bond issue and the Prospectus of Bonds according to the form specified in subitem "d" of the present item (hereinafter referred to as - "Notice"). The notice should be received in any of the days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer. The notice can be send by registered mail or urgent express service to the address: m/b 208, 11, Masha Poryvaeva str., Moscow, 107078 for the Securities Department. The notice should also be send to the Agent of the Issuer by fax (0957252405 for the Securities Department in any of the working days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer.

The notice is considered received by the Agent: if delivered by registered mail or handed personally - from the date of the mark about delivery of the original of the addressee, if delivered by fax - from the moment the sender's fax machine receive the confirmation about reception of the Notice by the addressee.

b) Bonds shall be acquired by the Issuer at the date of acquisition which is to be determined as follows (hereinafter referred to as - " Date of acquisition"):

Date of acquisition for the second coupon period is determined as the latest of the two dates:

- Date of the second coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated third coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

Date of acquisition for the fourth coupon period is determined as the latest of the two dates:

- Date of the fourth coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated fifth coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

If the Date of acquisition of Bonds happens to be week-end, holiday or any other day off in the Russian Federation , the transactions of purchase and sale of Bonds shall be concluded on the first business day after the day off.

c) After sending the Notice specified in subitem "a" of item 56.13. of the Prospectus on the bond issue and subitem "a" of item 10 of the Decision on bond issue the owner of Bonds being the Member of the MICEX Stock market Section, or the broker - Member of the MICEX Stock market Section operating on behalf and at the expense of the owner of Bonds not being the Member of the MICEX Stock market Section, submits the target order for sale of Bonds through the Trading System of the MICEX Stock market Section according to the MICEX Trading Rules and other bylaws of the MICEX Stock market Section(hereinafter referred to as - " Rules of the Section ") to the Agent of the Issuer being a member of the MICEX Stock market Section, with indication of the price determined in subitem "b" of the present item, number of Bonds to be sold by the owner of Bonds and T0 accounting code.

The order shall be submitted to the Trading System from 11:00 a.m. to 03:00 p.m. Moscow time on the corresponding Date of acquisition of Bonds. The number of Bonds specified in the order shall not exceed the number of Bonds specified in the Notice sent by the owner of Bonds according to item 56.13. of the Prospectus on the bond issue and item 10 of the Decision on bond issue.

If the owner of Bonds is not a Member of the MICEX Stock market Section, he shall conclude the corresponding Agreement with any broker being the Member of the MICEX Stock market Section and give the specified broker instructions on sale of Bonds.

According to the conditions of Bonds acquisition by the Issuer the extract from the Register of the trades made up as corresponding appendix to the MICEX Trading Rules and certified by the MICEX authorized signature shall be considered sufficient evidence of submitting the order for sale of Bonds.

d) The notice on the intention of the owner of Bonds to sell to the Issuer a certain number of Bonds shall be made under the following form:

Hereby ____________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, the full name of the owner of Bonds - for the legal person) notifies on the intention to sell to Public joint-stock company " Southern telecommunications company " series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, state registration number ____________, owned by __________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person) according to the conditions set forth in the Prospectus of Bonds and Decisions on the bond issue.

____

First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person:

____

Number of Bonds offered for sale (figures and in words).

____

The name of the Member of the MICEX Stock market Section who on behalf and at the expense of the owner of Bonds will submit the order for sale of Bonds to the Agent of the Issuer in the MICEX Trading Syste, on the corresponding Date of acquisition of Bonds (if the owner of Bonds is not a Member of the MICEX Stock market Section)

The signature of the owner of Bonds

Seal of the owner of Bonds - for the legal person.

Date of Bond acquisition or the procedure of its determination:

Date of Bond acquisition by the Issuer cannot be prior to the date of the state registration of the Report on the results of the bond issue by the Federal Commission for Securities Market of Russia and the launch date of the secondary circulation of the Bonds.

The Issuer undertakes to acquire all Bonds on demand of owners of Bonds, who submitted orders for Bonds acquisition following the procedure prescribed by the Decision on bond issue and the Prospectus of Bonds, within last 7 (Seven) days of the second and fourth coupon periods under Bonds.

Bonds shall be acquired by the Issuer on the Date of acquisition which is to be determined as follows:

Date of acquisition for the second coupon period is determined as the latest of the two dates:

- Date of the second coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated third coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

Date of acquisition for the fourth coupon period is determined as the latest of the two dates:

- Date of the fourth coupon income payment;

- The 5-th (Fifth) working day from the date of receipt of the Notice by the Agent of the Issuer.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated fifth coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 61 of the Prospectus of Bonds and paid in addition.

If the Date of acquisition of Bonds happens to be week-end, holiday or any other day off in the Russian Federation , the transactions of purchase and sale of Bonds shall be concluded on the first business day after the day off.

Procedure of disclosing the information on Bond acquisition:

Not later than 10 (ten) working days from the date of the second coupon income payment the Issuer shall publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the third and fourth coupons;

- The size of the coupon income to be paid per one Bond, under the third and fourth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

Not later than 10 (ten) working days from the date of the fourth coupon income payment the Issuer shall publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the fifth and sixth coupons;

- The size of the coupon income to be paid per one Bond, under the fifth and sixth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

The Decision on bond issue does not admit the Bonds acquisition upon agreement with their owners, that is why information on the procedure of taking decision on the Bond acquisition by the Issuer is not provided.

11 Procedure of disclosing the information on Bond Issue by the Issuer.

1. Not later than 5 (five) business days from the date of approval of the Resolution on Bond placement by the Issuer's authorized body the Issuer shall make publication in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspapers "Vedomosti" or "Izvestiya" containing the information on this resolution including the name of the body which has approved the decision, date of the meeting, exact wording of the adopted decision, quorum of the meeting and the voting results.

2. Not later than 5 (five) days from the moment of occurrence of the essential fact confirming the approval of the Decision on Bond issue by the authorized body of the Issuer the Issuer shall make publication in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspaper "Vedomosti" or "Izvestiya" containing the information on this resolution including the name of the body which has approved the decision, date of the meeting, exact wording of the adopted decision, quorum of the meeting and the voting results.

3. Within 5 (five) days from the date of the state registration of Bond Issue the Issuer shall publish in the "Supplement to the Bulletin of the FCSM of Russia" and the newspapers "Vedomosti" or "Izvestiya" the following information:

- Name of the Issuer, its location and postal address;

- Type and form of the bonds being placed;

- Number of the bonds being placed;

- Terms and conditions of the bond placement;

- Date and number of the state registration of the bond issue;

- Name of the body which has made the state registration of the Bond issue, its location;

- place and procedure of familiarization with the Decision on bond issue and the Prospectus on the bond issue;

- undertaking obligations by the Issuer on the information disclosure in the form of the Issuer's quarterly report and reports on material facts affecting the Issuer's economic and financial activity in cases and in order set forth by the statutory acts of the FCSM;

- Access to the information contained in the registered Report on the results of the Bond issue

4. Since the date of publication of the notice on the state registration of the Bond issue and on the procedure of disclosing information on securities issue, all interested parties can familiarize themselves with the Decision on Bond issue and the Prospectus of Bonds at the following addresses:

Public Joint -Stock Company " Southern Telecommunications Company "
Location: 66, Karasunskaya Str., Krasnodar, 350 000, Russia
Postal address: 66, Karasunskaya Str., Krasnodar, 350 000, Russia
Phones: (8612) 53-20-56
Web-site: www.stcompany.ru

OJSC AKB " ROSBANK "
Location: 11, Masha Poryvaeva Str., Moscow, 107078
Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078
Phone: (095) 234-90-82, 208-90-38

5. Not later than on the 5 (fifth) working day prior to the launch date of Bond placement and after the date of the state registration the Issuer shall publish the report on such date in the newspapers "Vedomosti" or "Izvestiya".

6. Within a month from the date of approval of the results of the Bond placement by the Issuer the Issuer shall publish in the "Supplement to the Bulletin of the FCSM of Russia" and in the newspapers "Vedomosti" or "Izvestiya" the following information:

- name of the Issuer;

- name of the Issuer's authorized body who has approved the results of the Bond placement and date of the approval;

- type and form of the placed Bonds;

- number of the placed Bonds.

7. Within 5 days from the date of the state registration of the Report on the results of the Bond issue by the FCSM of Russia the Issuer shall publish the announcement on registration of the Report in the "Supplement to the Bulletin of the FCSM of Russia", newspapers "Vedomosti" or "Izvestiya".

8. Starting from the date of publication of the notice on the state registration of the Report on results of Bond issue by the Issuer, all interested parties can familiarize themselves with the Report on results of the Bond issue and get a copy of the Report at the following addresses:

Public Joint -Stock Company " Southern Telecommunications Company "
Location: 66, Karasunskaya Str., Krasnodar, 350 000, Russia
Postal address: 66, Karasunskaya Str., Krasnodar, 350 000, Russia
Phones: (8612) 53-20-56
Web-site: www.stcompany.ru

OJSC AKB " ROSBANK "
Location: 11, Masha Poryvaeva Str., Moscow, 107078
Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078
Phone: (095) 234-90-82, 208-90-38

9. Not later than 10 (ten) working days from the date of the second coupon income payment the Issuer shall publish in newspapers "Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the third and fourth coupons;

- The size of the coupon income to be paid per one Bond, under the third and fourth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

10. Not later than 10 (ten) working days from the date of the fourth coupon income payment the Issuer shall publish in newspapers

"Vedomosti" or "Izvestiya" the following data:

- The size of interest rates under the fifth and sixth coupons;

- The size of the coupon income to be paid per one Bond, under the fifth and sixth coupons;

- The procedure and the price of Bonds acquisition, number of Bonds to be acquired (up to 100 % of the placed Bonds), form and term of payment as well as the date of Bonds acquisition.

11. In case of default or technical default of the Issuer's obligations on Bonds the Issuer shall publish the following information in the "Supplement to the Bulletin of the FCSM of Russia", newspapers "Vedomosti" or "Izvestiya" within 5 (five) days after the default or technical default:

- Volume of not executed obligations;

- Reason of default of obligations;

- List of possible actions of Bond owners aimed at satisfaction of their demands.

12. Not later than 5 (five) days from the moment of occurrence of the essential fact affecting financial and economic activity of the Issuer and related to the Bond issue, the information on such fact shall be published by the Issuer in the "Supplement to the Bulletin of the FCSM of Russia" or other printing edition.

13. The Issuer can appoint additional and other payment agents and cancel such appointments. Report on such actions shall be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers "Vedomosti" or "Izvestiya".

13. Data on Security for the Bonds of the Issue

12.1. Data on the person providing security for the bond issue

Person providing security:

Full registered name: *Company with Limited Liability "UTK-Finance "*

Abbreviated name: *"UTK-Finance " Ltd*

TIN: *2308090843*

OGRN: *1032304152220*

Location: *212, Moskovskiy pr., Saint Petersburg, 196066*

Postal address: *67, Gagarin Str., Krasnodar, 350062*

Kind of security:
Underwriting

Size of security (RUR): *Total par value of the Bonds amounting to 1 500 000 000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.*

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles.

12.2. Terms of underwriting and procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1 500 000 (one million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(b) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

13. The Issuer undertakes to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation .

14. In case the Issuer fails to execute its obligations on Bonds or delays the execution of such obligations the Underwriter – Company with Limited Liability "UTK-Finance" - undertakes to ensure fulfillment of the Issuer's obligations before the Owners of Bonds on the conditions of the underwriting.

15. Other data stipulated by Standards of issue of bonds and their prospectuses of issue.

1. Bonds are permitted to freely circulate in stock- exchange and over the counter markets.

Non-residents can acquire Bonds according to the current legislation and statutory acts of the Russian Federation.

Circulation of Bonds in the secondary market begins on the first calendar day following the date of the state registration of the report on results of Bond Issue by FCSM of Russia. In the over the counter market bonds are to be circulating without restrictions up to the Maturity Date.

Transactions with bonds in the Moscow Interbank Stock Exchange stop on the day following the Date of drawing up the list of owners and Holders of Bonds for payment of the coupon income on each coupon (except for the last one), and resume on the day of payment of the corresponding coupon income.

Transactions with bonds in MICEX cease on the day following the Date of drawing up the list of owners and Holders of Bonds for payment of the last coupon income and repayment of the present Bond Issue.

2. The accumulated coupon income on Bonds (NKD) shall be calculated by the following formula:

$NKD = Cj * N * (T - Tj\text{-}1) / 365/100\ \%$,

Where

NKD - accumulated coupon income under each Bond;

N - a face-value of one Bond;

j- serial number of the coupon period, j=1,2,3,4,5,6;

Cj - coupon income rate under Bonds in j-th period, annual interest rates;

Tj-1- expiry date of the coupon period with a serial number (j-1);

Expiry dates of the coupon periods are fixed by the Decision on bond issue and the Prospectus of Bonds.

T - the current date.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

12g3-2(b) exemption

APPROVED
Board of Directors of "UTK" PJSC
Minutes № ____ of __________ 2003

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code: | 0 | 0 | 0 | 6 | 2 | - | A |

for: IV quarter 2003

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the present quarterly report shall be disclosed in accordance with legislation of the Russian Federation on securities

General Director of "UTK" PJSC " ____ " February 2004	(signature)	I. F. Ignatenko Name, second name, surname
Chief Accountant of "UTK" PJSC " ____ " February 2004 Seal	(signature)	T. V. Rusinova Name, second name, surname

Contact person: *Ivan Ivanovich Ignatenko, Director of Corporate Governance and Securities Department*

Phone: *(8612) 53-20-30*

Fax: *(8612) 53-19-69*

e-mail: *ocb@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru*

УТВЕРЖДЕН
Советом директоров ОАО "ЮТК"
Протокол № 31 от 12 февраля 2004 г.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Код эмитента: 0 0 0 6 2 - A

за: IV квартал 2003 года

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ОАО "ЮТК"	(подпись)	И. Ф. Игнатенко И. О. Фамилия
" 12 " февраля 2004 г.		
Главный бухгалтер ОАО "ЮТК"	(подпись)	Т. В. Русинова И. О. Фамилия
" 12 " февраля 2004 г.	М.П.	

Контактное лицо: *Директор Департамента корпоративного управления и ценных бумаг Игнатенко Иван Иванович*
Телефон: *(8612) 59-17-11*
Факс: *(8612) 53-19-69*
Адрес электронной почты: *ocb@mail.stcompany.ru*
Адрес страницы в сети Интернет: *http://www.stcompany.ru*

CONTENTS

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's head quarters.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (8612) 53-20-56
Fax: (8612) 53-19-69
e-mail: ocb@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru

5. Essential information about Issuer's placed securities.

Kind of securities: shares
Category: ordinary
Form of securities: registered non-documentary
Amount of securities under placement (shares): 2 960 512 964
Par value of one security (RUR): 0,33
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Procedure of placement:

1. Placement of shares was effected through their stock-for-stock exchanges for the outstanding securities of the companies: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz" (hereinafter referred to as – the Merged Companies) in connection with the reorganization through merger in "UTK" PJSC.

Ordinary registered non-documentary shares of the Merged Companies that had not been redeemed or cancelled in accordance with articles 17,75, and 76 of the Federal Law "On Joint –Stock Companies", were to be exchanged.

2. The table below shows the number of ordinary registered non-documentary shares of each of the Merged Company with par value of 0.33 ruble each whish was subject to placement, according to the results of the actual placement the unplaced shares of the issue remained declared:

Name	**State registration number of the issue**	**Total**
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	1-05-00062-A	148 520 731
Volgograd Open Joint –Stock Company "Electrosvyaz"	1-06-00062-A	502 291 425

Name	State registration number of the issue	Total
Open Joint –Stock Company "Kabardino-Balkarskie telecomunikatsii"	1-07-00062-A	61 419 993
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	1-08-00062-A	21 116 502
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	1-09-00062-A	14 716 589
Open Joint –Stock Company "Rostovelectrosvyaz"	1-10-00062-A	642 598 877
Open Joint –Stock Company "Sevosetinelectrosvyaz"	1-11-00062-A	123 702 369
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	1-12-00062-A	251 955 645
Open Joint –Stock Company "Electrosvyaz of Adygeia Republic"	1-13-00062-A	44 028 862

3.1. (one) ordinary registered non-documentary share of each Merged Company was exchanged for the indicated in the table number of "UTK" PJSC ordinary registered non-documentary shares of each issue with par value of 0.33 ruble each.

The Merged Companies	Exchange ratios
Open Joint –Stock Company "Electrosvyaz of Adygeia Republic"	45,9300
Volgograd Open Joint –Stock Company "Electrosvyaz"	17,7200
Open Joint –Stock Company "KabBalktelecom"	0,7000
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	4,5900
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	60,4600
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	17,7297
Open Joint –Stock Company "Rostovelectrosvyaz"	8,8700
Open Joint –Stock Company "Sevosetinelectrosvyaz"	8,0000
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	82,9000

4. The shares were distributed among the shareholders of the merged companies according to the List (Register) of shareholders of the merged companies as at the date of making records in the Common state register of legal persons on cessation of business activity of the merged companies.

5. The shares were placed in one day.

6. Extra contributions and payments for the shares issued in exchange for the outstanding securities of the merged companies as well as any additional contributions and payments related to such exchange were not provided.

Pursuant to the Decree of FCSM RF № 1920/r of September 09, 2003 additional issues of the securities of Public Joint –Stock Company "Southern Telecommunications Company" were combined resulting in:

Cancellation of state registration numbers assigned to the issues of ordinary registered non-documentary shares of "Southern Telecommunications Company" PJSC (1-04-00062-A of 27.12.1997, 1-05-00062-A of 15.08.2002, 1-06-00062-A of 15.08.2002, 1-07-00062-A of 15.08.2002, 1-08-00062-A of 15.08.2002, 1-09-00062-A of 15.08.2002, 1-10-00062-A of 15.08.2002, 1-11-00062-A of 15.08.2002, 1-12-00062-A of 15.08.2002, 1-13-00062-A of 15.08.2002).

On September 9? 2003 the above mentioned issues of ordinary registered non-documentary shares of "Southern Telecommunications Company" PJSC were assigned common state registration number 1-03-00062-A.

Price of placement and procedure of its determination:
Not applied for the present method of placement.

Kind of securities: shares
Category: preference
Type of securities: A

Form of securities: registered non-documentary

Amount of securities under placement (shares): 972 151 838

Par value of one security (RUR): 0,33

Method, procedure and terms of placement:

Method of placement: swap during reorganization.

Date of swap: 31.10.2002

Procedure of placement:

1. Placement of shares was effected through their stock-for-stock exchanges for the outstanding securities of the companies: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz" (hereinafter referred to as – the Merged Companies) in connection with the reorganization through merger in "UTK" PJSC.

Preferred registered non-documentary type A shares of the Merged Companies that had not been redeemed or cancelled in accordance with articles 17,75, and 76 of the Federal Law "On Joint – Stock Companies", were to be exchanged.

2. The table below shows the number of preferred registered non-documentary type A shares of each of the Merged Company with par value of 0.33 ruble each whish was subject to placement, according to the results of the actual placement the unplaced shares of the issue remained declared:

Name	State registration number of the issue	Total
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	2-05-00062-A	49 506 176
Volgograd Open Joint –Stock Company "Electrosvyaz"	2-06-00062-A	167 430 475
Open Joint –Stock Company "Kabardino-Balkarskie telecomunikatsii"	2-07-00062-A	20472552
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	2-08-00062-A	7 039 501
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	2-09-00062-A	4 906 184
Open Joint –Stock Company "Rostovelectrosvyaz"	2-10-00062-A	214 199 531
Open Joint –Stock Company "Sevosetinelectrosvyaz"	2-11-00062-A	41 234 118
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	2-12-00062-A	83 985 215

3.1. (one) preferred registered non-documentary share of each Merged Company was exchanged for the indicated in the table number of "UTK" PJSC preferred registered non-documentary type A shares of each issue with par value of 0.33 ruble each.

The Merged Companies	Exchange ratios
Volgograd Open Joint –Stock Company "Electrosvyaz"	17,7200
Open Joint –Stock Company "KabBalktelecom"	0,7000
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	4,5900
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	60,4600
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	17,7297
Open Joint –Stock Company "Rostovelectrosvyaz"	8,8700
Open Joint –Stock Company "Sevosetinelectrosvyaz"	8,0000
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	82,9000

4. The shares were distributed among the shareholders of the merged companies according to the List (Register) of shareholders of the merged companies as at the date of making records in the Common state register of legal persons on cessation of business activity of the merged companies.

5. The shares were placed in one day.

6. Extra contributions and payments for the shares issued in exchange for the outstanding securities of the merged companies as well as any additional contributions and payments related to such exchange were not provided.

Pursuant to the Decree of FCSM RF № 1920/r of September 09, 2003 additional issues of the securities

of Public Joint –Stock Company "Southern Telecommunications Company" were combined resulting in:

Cancellation of state registration numbers assigned to the issues of preferred registered non-documentary shares of "Southern Telecommunications Company" PJSC (2-04-00062-A of 27.12.1997, 2-05-00062-A of 15.08.2002, 2-06-00062-A of 15.08.2002, 2-07-00062-A of 15.08.2002, 2-08-00062-A of 15.08.2002, 2-09-00062-A of 15.08.2002, 2-10-00062-A of 15.08.2002, 2-11-00062-A of 15.08.2002, 2-12-00062-A of 15.08.2002, 2-13-00062-A of 15.08.2002).

On September 9, 2003 the above mentioned issues of preferred registered non-documentary shares of "Southern Telecommunications Company" PJSC were assigned common state registration number 2-03-00062-A.

Price of placement and procedure of its determination:
Not applied for the present method of placement.

Kind of securities: bonds
Bond series: K-1
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 500
Par value of one security (RUR): 500
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC “KabBalktelecom” in connection with its reorganization through merger in "UTK" PJSC.
2. 500 registered non-documentary interest-bearing bonds with face value of 500 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.
3. (one) registered non-documentary interest-bearing bond of OJSC “KabBalktelecom” was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 500 rubles each.
4. The bonds were distributed among the bond owners of OJSC “KabBalktelecom” according to the List (Register) of bond owners of OJSC “KabBalktelecom” as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company “ Kabardino-Balkarskie telekommunikatsii”.
5. The bonds were placed in one day.
6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: K-2
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 500
Par value of one security (RUR): 500
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "KabBalktelecom" in connection with its reorganization through merger in "UTK" PJSC.

2. 500 registered non-documentary interest-bearing bonds with face value of 500 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "KabBalktelecom" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 500 rubles each.

4. The bonds were distributed among the bond owners of OJSC "KabBalktelecom" according to the List (Register) of bond owners of OJSC "KabBalktelecom" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company " Kabardino-Balkarskie telekommunikatsii".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: C-1
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 3 566
Par value of one security (RUR): 2 500
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "Sevosetinelectrosvyaz" in connection with its reorganization through merger in "UTK" PJSC.

2. 10 450 registered non-documentary interest-bearing bonds with face value of 2 500 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "Sevosetinelectrosvyaz" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 2 500 rubles each.

4. The bonds were distributed among the bond owners of OJSC "Sevosetinelectrosvyaz" according to the List (Register) of bond owners of OJSC "Sevosetinelectrosvyaz" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company "Sevosetinelectrosvyaz".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: C-2
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 6
Par value of one security (RUR): 300

Method, procedure and terms of placement:

Method of placement: swap during reorganization.

Date of swap: 31.10.2002

Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "Sevosetinelectrosvyaz" in connection with its reorganization through merger in "UTK" PJSC.

2. 7 000 registered non-documentary interest-bearing bonds with face value of 300 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "Sevosetinelectrosvyaz" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 300 rubles each.

4. The bonds were distributed among the bond owners of OJSC "Sevosetinelectrosvyaz" according to the List (Register) of bond owners of OJSC "Sevosetinelectrosvyaz" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company "Sevosetinelectrosvyaz".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:

Not applied for the present method of placement..

Kind of securities: bonds

Bond series: 01

Type of securities: interest-bearing

Form of securities: documentary pay-to-bearer

Full name of securities: series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

Amount of securities under placement (bonds): 1 500 000

Par value of one security (RUR): 1 000

Method, procedure and terms of placement:

Method of placement: public offering

Launch date of the bond placement: 18 September 2003

Expiry date of the bond placement: 18 September 2003

Procedure of placement:

During the bond placement transactions were being concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction had to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee, on their trading accounts in Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange" (hereinafter referred to as – RP MICEX).

Full name: Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "

Abbreviated name: CJSC "RP MICEX"

Location: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009

Postal address: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009

The license of the professional participant of the securities market № 077-06048-000010 given by FCSM of Russia on June 07, 2002.

The license for banking operations № 3294, given by the Central Bank of the Russian Federation on

November 06, 2002.

BIC: 044583505

Correspondent account: 30105810100000000505

Phone (095) 705-96-19

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction submitted orders for the Bond acquisition to the Underwriter through the trading system of MICEX. Each order included the price of the Bond acquisition specified in item 56.9 of the present Prospectus of Bonds and item 7.3 of the Decisions on the Bond Issue, number of the Bonds and interest rate under the first coupon at which potential buyers were ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order were expressed as annual interest rate to the 100-th share of percent.

After the period of submission of the orders for the Auction had expired, members of the Stock Market Section of MICEX could not change or withdraw the submitted orders. After the period of submission of the orders for the Auction had expired, MICEX made a list of the submitted orders and sent it to the Underwriter and the Issuer.

Interest rate under the first coupon were determined at the Auction according to the following algorithm:

- Upon termination of the period of submitting orders for Bond acquisition on the Auction, MICEX Trading system formed the full register of the submitted orders ranked by ascending order of the interest rate for the first coupon specified in the order (if the interest rates were identical the orders were also ranked by the time of order submission starting from the order that had been submitted first). Technical maintenance of the formation of the full register of the submitted orders were carried out by MICEX Trading system;

- On the basis of the register of the submitted orders and taking into consideration the number of Bonds specified in each order, MICEX Trading system calculated by accumulated result the number of Bonds which the persons who had submitted the orders for Bonds purchase were ready to acquire, starting from the order with minimal interest rate, in turn, opposite each order;

- On the basis of the register of the submitted orders, the Issuer made a decision on the size of the interest rate under the first coupon and informed the Underwriter about the adopted decision in writing;

- The Underwriter informed MICEX on the size of the interest rate under the first coupon.

MICEX informed all members of the Stock Market Section on the size of the interest rate under the first coupon by e-mail.

Having received the information on the size of the interest rate under the first coupon from the Issuer, the Underwriter concluded transactions of Bonds sale and purchase by sending counter target orders for Bonds sale at the price of Bonds placement specified in item 7.3 of the Decision on Bonds Issue, to the orders in which the size of the interest rate was less or equal to the size of the fixed interest rate under the first coupon. Period of carrying out the operations on determination of the rate under the first coupon within the framework of the Auction and concluding transactions on Bonds placement were determined by MICEX together with the Issuer.

The submitted orders for Bonds purchasewere satisfied by the Underwriter in full if the number of Bonds specified in the order did not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeded the number of unplaced Bonds, such order were satisfied at the amount of the Bonds that had not been placed. The Underwriter satisfied the orders for Bonds purchase in the following order:

1) The orders were satisfied in ascending order of the interest rate specified in such orders, i.e. the order having the minimal value of the interest rate of all sent orders was satisfied in the first place, the order having minimal value of the interest rate of the remaining orders was satisfied in the second place, etc.;

2) If the interest rates specified in the orders were equal, they were satisfied on a first-come basis. After placement of all bond volume the conclusion of transactions stopped.

Unsatisfied during the Auction orders for bond purchase were cancelled. Bonds sold during the Auction were transferred from the emissive account of depot of the Issuer to corresponding accounts of depot of owners or Holders of Bonds on the date of the Auction.

To acquire Bonds after the Auction in case of their incomplete placement during the Auction the members of the Stock Market Section of MICEX had the right to submit target order for Bond acquisition which was covered by cash means to the Underwriter through the electronic trading system of MICEX. Each order included the price of the Bond acquisition specified in item 7.3 of the Decision on the Bond Issue and maximum number of Bonds which the potential buyer was ready to acquire. As at the moment of submission the order should have been provided with sufficient money resources on the account of the person submitting the order to Clearing house of the Moscow Interbank Currency Exchange.

The orders for Bonds purchase after the Auction were satisfied by the Underwriter by sending counter target order to the trading system of MICEX. Orders for Bonds purchase were satisfied on a first-come basis. If the volume of the order to be satisfied exceeded the bonds volume not placed by the moment of satisfaction of this order, it was satisfied in the volume of bonds not placed by the moment of satisfaction of the order.

Terms of Security:

Kind of security: Underwriting

Size of security (RUR): 1 500 000 000

Person providing security:

Full registered name: Closed joint-stock company " Management company " Baltic Financial Agency " (since November 10, 2003 - Closed joint-stock company "Management company PSB").

Abbreviated name: CJSC "Management company "BFA" (since November 10, 2003 – CJSC "MK PSB")

TIN: 7810118123

Location: 212, Moskovskiy pr., Saint Petersburg, *196066*

Postal address: office 223, 2,Krasnogvardeiskaya pl., Saint Petersburg, *195027*

In case the Issuer fails to execute its obligations on Bond redemption including retirement before maturity Bond owners and-or Holders have the right to appeal to the Underwriter in the order and on conditions, established by the Decision on Bond issue and the Emission Prospectus.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should

receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;
- A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;
- The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);
- Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Underwriter admits that each Bond Owner has the right to bring the claim directly against the Underwriter for compulsory realization of obligations undertaken by the Underwriter.

In relations between the Underwriter and the owner of Bonds, but not belittling obligations of the Issuer, the Underwriter bears the responsibility under the underwriting as though it is the only one principal debtor and the person who has undertaken the obligations on Bond issue, but only if in all cases the Underwriter receives the notification in such a way and in such term as it is specified in the present Decision on Bond Issue.

Provided that the Underwriter receives the notification in such a way and in such term as it is specified in the present Decision on Bond Issue, obligations of the Underwriter are being maintained as constant underwriting until the whole par value of Bonds is paid off and will be ceased only after full execution

of the obligations stipulated by the terms of the Bond Issue.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Any dispute arising out of the given underwriting between the Underwriter and Bond Owners - legal persons as well as between the Underwriter and the Issuer shall be settled by Arbitration court of Moscow, and between the Underwriter and Bond Owners - physical persons shall be litigated in the court of the general jurisdiction at the place of the Underwriter's residence.

Price of the bond placement and procedure of its determination:
RUR 1 000

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who signed the prospectus.

1.1. Persons forming the Issuer's governing bodies.

1.1.1 Members of the Issuer's Board of Directors.

Board of Directors

Belov Vadim Yevgenievich: 1958 – Chairman

Avdiyants Stanislav Petrosovich: 1946

Vasilyev Mikhail Borisovich: 1954

Volkovysski Igor Vilgelmovich: 1945

Gorbachev Vladimir Lukich: 1950

Kulikov Denis Viktorovich: 1975

Merzlenko Alexander Leonidovich: 1971

Panchenko Stanislav Nikolaevich: 1945

Romski Georgy Alekseevich: 1956

Ukhina Irina Petrovna: 1945

Schepilov Andrei Anatolyevich: 1977

1.1.2 The person acting as the Issuer's individual executive body:

Ignatenko Ivan Fyodorovich: 1945

1.1.3 Members of the Issuer's collective executive body:

Members of the Management Board:

Ignatenko Ivan Fyodorovich: 1945 – Chairman

Gorbachev Vladimir Lukich: 1950

Apalko Alexander Valentinovich: 1947

Devyatkina Lyudmila Ivanovna: 1955

Izyuryev Leonid Mikhailovich: 1952

Kozhiev Beshtau Kanamatovich: 1937

Korotenko Svetlana Vasilyevna: 1962

Kruzhkov Viktor Alexandrovich: 1952

Litvinov Andrey Aleksandrovich: 1973

Malova Antonida Mikhailovna: 1954

Poyarkov Yevgeni Nikolaevich: 1943

Prachkin Alexei Petrovich: 1949

Roitblat Alexander Markovich: 1947

Rusinova Tatiana Viktorovna: 1958

Statuev Vladislav Andreevich: 1956

Fefilova Svetlana Gennadievna: 1970

Kharchenko Sergey Nikolaevich: 1969

Chinazirov Yanvar Khadgimusovich: 1937

Shukhostanov Amdulkhamid Kistuevich: 1946

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Adygeia branch № 8620 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620 of the South-Western bank of the RF SB	4/2, Dimitrov Str., Maikop, Adygeia Republic, 385011	7707083893	40702810530020100000, 40702810130020102243, 40702810101000100870, 40702810301000100984	settlement	046015602	30101810600000000602
Adygeia branch № 8620/016 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/016 of the South-Western bank of the RF SB	1-a, Dzharimov Str., aul Koshekhablj, Koshekhablj district, Adygeia Republic, 385430	7707083893	40702810101000104180, 40702810701000104179	settlement	046015602	30101810600000000602
Adygeia branch № 8620/026 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/026 of the South-Western bank of the RF SB	28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440	7707083893	40702810501000105116, 40702810801000105117	settlement	046015602	30101810600000000602
Adygeia branch № 8620/028 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/028 of the South-Western bank of the RF SB	4, Gagarin Str., aul Takhtamukai, Takhtamukai district, Adygeia Republic, 385100	7707083893	40702810701000106232, 40702810001000106233	settlement	046015602	30101810600000000602
Adygeia branch № 8620/034 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/034 of the South-Western bank of the RF SB	13, Lenin Str., Adygeisk, Adygeia Republic, 385200	7707083893	40702810201000100000, 40702810601000108327, 40702810601000108330, 40702810901000108328	settlement	046015602	30101810600000000602
Adygeia branch № 8620/038 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/038 of the South-Western bank of the RF SB	349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600	7707083893	40702810201000109246, 40702810201000109247	settlement	046015602	30101810600000000602
Adygeia branch № 8620/047 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/047 of the South-Western bank of the RF SB	20-a, 50 let Oktyabrya Str., selo Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300	7707083893	40702810701000110189, 40702810101000110190	settlement	046015602	30101810600000000602
Adygeia branch № 8620/054 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/054 of the South-Western bank of the RF SB	220, Pervomaiskaya Str., r.p. Tulskiy, Adygeia Republic, 385770	7707083893	40702810101000111335, 40702810401000111336	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
AK SB RF universal branch № 5155/036 of the Savings Bank of Russia	AK SB RF universal OSB № 5155/036	56, Komsomolskiy Pr., Vesyoliy, 346250	7707083893	40702810552290208128	settlement	046015602	30101810600000000602
Joint –Stock Bank "Pervomaiski"	AB " Pervomaiski "	12, Khakurate Str., Krasnodar, 350000	2310050140	40702810300008031800	settlement	040349715	30101800000000000715
Joint-stock commercial Bank "Yug-Investbank"(Open joint-stock company)	OJSC "Yug-Investbank"	113, Krasnaya Str., Krasnodar, 350000	0106000547	40702810200000000720, 40702810500930001078, 40911810100000001157, 40911810700000001078, 40911810900000000060	settlement	040349966	30101810600000000966
Vladikavkaz branch of Joint-stock commercial Bank "Moscow municipal bank – Bank of Moscow"(Open joint-stock company)	Vladikavkaz branch of FAKB "Bank of Moscow"	1, Prospect Mira, Vladikavkaz, 362040	7702000406	40702840600222000010, 40702810300220000067, 40702810300220000520	settlement	040707644	30101810100000000644
Krasnodar branch of Joint-stock commercial Bank "Moscow municipal bank – Bank of Moscow"(Open joint-stock company)	Krasnodar branch of FAKB "Bank of Moscow"	28, Oktyabrskaya Str., Krasnodar, 350000	7702000406	40702810200440000040	settlement	040349978	30101181030000000978
Joint-stock commercial bank "Moskovskiy Delovoy Mir" (open joint-stock company)	OJSC "MDM-bank"	building 1, 33, Kotelnicheskaya nab., Moscow, 115172	7706074960	40702810400010000000	settlement	044525466	30101810900000000466
Joint-Stock Commercial Savings Bank of Russia (open joint-stock company)	Savings Bank of Russia OAO	19, Vavilov Str., Moscow, 117997	7707083893	40702810911020102832	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Alagirskiy branch № 8632/14 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Alagirskiy branch № 8632/14 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	37, Kodoeva Str., Alagir, 363200	7707083893	40702810760340101323, 40702810760340101378	settlement	040707644	30101810100000000644
Aleksandrovskoe branch № 1861 of the North-Caucasian bank of the Savings Bank of Russia	Aleksandrovskoe OSB № 1861 of the RF SB	37a, Kalinin Str., Aleksandrovskoe, Stavropol Krai, 356300	7707083893	40702810760211000265, 40702810060211000266	settlement	040707644	30101810100000000644
Alekseevskoe branch № 4003 of the Povolzhski bank of the Savings Bank of Russia	Alekseevskoe OSB № 4003 of the Povolzhski bank of the RF SB	32, Lenin Str., Alekseevskaya, Volgograd Region, 403241	7707083893	40702810311030200201, 40702810911030100154	settlement	041806647	30101810100000000647
Anapa additional office of joint-stock bank "YUG-Investbank"	Anapa additional office of joint-stock bank "YUG-Investbank"	4, Lenin Str., Anapa, Krasnodar Krai, 353450	0106000547	40911810700000001337	settlement	040349966	30101810600000000966
Anapa branch № 1804 of the South-Western bank of the Savings Bank of Russia	Anapa OSB № 1804 of the South-Western bank of the RF SB	14, Lenin Str., Anapa, Krasnodar Krai, 353440	7707083893	40702810730040100858, 40702810730040100917	settlement	046015602	30101810600000000602
Apanasenkovskoe branch № 5241 of the North-Caucasian bank of the Savings Bank of Russia	Apanasenkovskoe OSB № 5241 of the North-Caucasian bank of the RF SB	85, Sovetskaya Str., Divnoe, 356700	7707083893	40702810560150100183	settlement	040707644	30101810100000000644
Ardonskiy branch № 8632/17 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Ardonskiy branch № 8632/17 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	8, Kalinin Str., Ardon, 363300	7707083893	40702810060340101337, 40702810660340101339	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Arzgir branch № 5232 of the North-Caucasian bank of the Savings Bank of Russia	Arzgir OSB № 5232 of the North-Caucasian bank of the RF SB	15a, Matrosova Str., Arzgir, Stavropol Territory, 356570	7707083893	40502810560120100009	settlement	040707644	30101810100000000644
Armavir branch № 1827 of the South-Western bank of the Savings Bank of Russia	Armavir OSB № 1827 of the South-Western bank of the RF SB	6, Shaumyana Str., Armavir, Krasnodar Krai, 352931	7707083893	40702810630240102028, 40702810330240102043, 40702810930240100966	settlement	046015602	30101810600000000602
Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia	Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB	41, Kirov Str., Astrakhan, Astrakhan Region, 414000	7707083893	40702810105020101651, 40702810405020101788, 40702810605110100088, 40702810705050100022, 40702810705050100023, 40702810905110100089	settlement	041203602	30101810500000000602
Akhtubinskoe branch № 3976 of the Povolzhski bank of the Savings Bank of Russia	Akhtubinskoe OSB № 3976 of the Povolzhski bank of the RF SB	7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506	7707083893	40702810405090100230, 40702810405090100231	settlement	041203602	30101810500000000602
Bank "Nalchik" Limited Company	Bank "Nalchik" Ltd	77, Tolstogo Str., Nalchik, 360000	0711003263	40702810810001000699	settlement	048327741	30101810700000000741
Bataisk branch № 5154 of South-Western bank of the Savings Bank of Russia	Bataisk OSB № 5154 of South-Western bank of the RF SB	77, Rabochaya Str., Bataisk, Rostov region, 346880	7707083893	40702810652280100411, 40702810352280100449	settlement	046015602	30101810600000000602
Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia	Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB	48, Petrov Str., Belaya Kalitva, Rostov region, 347040	7707083893	40702810452340100739	settlement	046015602	30101810600000000602
Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia	Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB	48, Petrov Str., Belaya Kalitva, Rostov region, 347040	7707083893	40702810152340100738, 40702810952340100776	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Beslanskiy branch № 8632/15 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Beslanskiy branch № 8632/15 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	32, Dzarahohova Str., Beslan, 363000	7707083893	40702810460340101335, 40702810160340101376, 40702810660340200007	settlement	040707644	30101810100000000644
Blagodarnenskoe branch № 1860 of the North-Caucasian bank of the Savings Bank of Russia	Blagodarnenskoe OSB № 1860 of the North-Caucasian bank of the RF SB	363a, Sovetskaya Str., Blagodarniy, 356400	7707083893	40702810860200100296	settlement	040707644	30101810100000000644
Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia	Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SB	59/61, Oktyabrskaya Str., Budyonovsk, 356800	7707083893	40702810260070100767	settlement	040707644	30101810100000000644
Volgograd branch № 8621of the Savings Bank of Russia	Volgograd OSB № 8621of the RF SB	40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005	7707083893	40702810111020102836, 40702810211020102833, 40702810311020102830, 40702810511020102850, 40702810611020102873, 40702810911020102829	settlement	041806647	30101810100000000647
Volgodonsk branch № 7931 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931 of the South-Western bank of the RF SB	2, Koshevogo Str., Volgodonsk, 347360	7707083893	40702810152160140114, 40702810252160101723, 40702810752160160060, 40702810952160101722	settlement	046015602	30101810600000000602
Volgodonsk branch № 7931/071 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931/071 of the South-Western bank of the RF SB	136, Lenin Str., Zimovniki, 347460	7707083893	40702810952160130146, 40702810252160130147	settlement	046015602	30101810600000000602
Volgodonsk branch № 7931/080 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931/080 of the South-Western bank of the RF SB	52, Sovetskaya Str., B-Martynovka, 346600	7707083893	40702810652160120155	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Volgodonsk branch № 7931/088 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931/088 of the South-Western bank of the RF SB	34, Dzerzhinskogo Str., Remontnoe, 347480	7707083893	40702810852160180076	settlement	046015602	30101810600000000602
Volgo-Caspian Joint-stock Bank (Open joint-stock company)	OJSC "VKAbank"	20, Lenin Str., Astrakhan, 414000	3015011755	40702810600000000934, 40702810800000001267, 40702810800040001268, 40702840300000000288, 40702840500000000114, 40702840800000000115, 40702978200000000014, 40702978500000000015, 40702978900000000013	settlement	041203729	30101810760000000729
Volzhski branch № 8553 of Povolzhski bank of the Savings Bank of Russia	Volzhski OSB № 8553 of Povolzhski bank of the RF SB	71, Mira Str., Volzhski, Volgograd Region, 404131	7707083893	40702810811160102481, 40202810711160102484	settlement	041806647	30101810100000000647
Vyselki branch № 5158 of the South-Western bank of the Savings Bank of Russia	Vyselki OSB № 5158 of the South-Western bank of the RF SB	67b, Montikova Str., Vyselki, Krasnodar Krai, 353100	7707083893	40702810230310200111	settlement	046015602	30101810600000000602
Gelendzhik branch № 1807 of the South-Western bank of the Savings Bank of Russia	Gelendzhik OSB № 1807 of the South-Western bank of the RF SB	56, Kirov Str., Gelendzhik, Krasnodar Krai, 353460	7707083893	40702810030070101093	settlement	046015602	30101810600000000602
Georgievsk branch № 1811 of the North-Caucasian bank of the Savings Bank of Russia	Georgievsk OSB № 1811 of the North-Caucasian bank of the RF SB	11, Kalinin Str., Georgievsk, 357820	7707083893	40702810860060100960, 40702810160060100961	settlement	040707644	30101810100000000644
Gorodischenskoe branch № 8303 of the Povolzhski bank of the Savings Bank of Russia	Gorodischenskoe OSB № 8303 of the Povolzhski bank of the RF SB	2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003	7707083893	40702810111110100308, 40702810111110100311, 40702810511110100351	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Gulkevichskoe branch № 5161 of the South-Western bank of the Savings Bank of Russia	Gulkevichskoe OSB № 5161 of the South-Western bank of the RF SB	5, Sovetskaya Str., Gulkevichi, Krasnodar Krai, 352190	7707083893	40702810830320100229	settlement	046015602	30101810600000000602
Danilovskiy branch № 80 of Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Danilovskiy branch № 80 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	42, Mordovtseva Str., Danilovka, Volgograd Region, 403370	7707083893	40702810911050101272	settlement	041806647	30101810100000000647
Digorskiy branch № 8632/19 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Digorskiy branch № 8632/19 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	50, Mira Str., Digora, 363400	7707083893	40702810460340101322, 40702810760340101365	settlement	040707644	30101810100000000644
Dinskaya branch № 5186 of the South-Western bank of the Savings Bank of Russia	Dinskaya OSB № 5186 of the South-Western bank of the RF SB	43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200	7707083893	40702810530200100076, 40702810330200100577	settlement	046015602	30101810600000000602
Donetsk branch № 7749 of the South-Western bank of the Savings Bank of Russia	Donetsk OSB № 7749 of the South-Western bank of the RF SB	60, Gorkiy Str., Donetsk, Rostov Region, 346300	7707083893	40702810852240100280, 40702810652240100286	settlement	046015602	30101810600000000602
Additional office of Kabardino-Balkarian branch № 8631/03 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/03 of the North-Caucasian bank of the RF SB	21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534	7707083893	40702810260330160434, 40702810560330160435	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/04 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/04 of the North-Caucasian bank of the RF SB	75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700	7707083893	40702810460330130112, 40702810760330130113	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Additional office of Kabardino-Balkarian branch № 8631/05 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/05 of the North-Caucasian bank of the RF SB	65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112	7707083893	40702810560330140109, 40702810960330140110	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/06 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/06 of the North-Caucasian bank of the RF SB	115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045	7707083893	40702810760330150232, 40702810060330150233	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/07 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/07 of the North-Caucasian bank of the RF SB	119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800	7707083893	40702810460330045061, 40702810760330045062	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/08 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/08 of the North-Caucasian bank of the RF SB	39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202	7707083893	40702810560330180114, 40702810860330180115	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/09 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/09 of the North-Caucasian bank of the RF SB	54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624	7707083893	40702810860330190095, 40702810160330190096	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Additional office of Kabardino-Balkarian branch № 8631/11 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/11 of the North-Caucasian bank of the RF SB	43, Baksanskoe shosse, Chegem, Kabardino-Balkarian Republic, 361401	7707083893	40702810060330185191	settlement	040707644	30101810100000000644
Additional office of universal branch № 275/096 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	Additional office UF OSB № 275/096 of Millerovo OSB №275 of the South-Western bank of the RF "SVYAZINVEST" OJSC of Russia	20, Sovetskaya Str., Bokovskaya, 346250	7707083893	40702810852350150133	settlement	046015602	30101810600000000602
Yeisk branch № 1798 of the South-Western bank of the Savings Bank of Russia	Yeisk OSB № 1798 of the South-Western bank of the RF SB	86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682	7707083893	40702810130440100320, 40702810830440100853	settlement	046015602	30101810600000000602
Yelanskoe branch № 3990 of the Povolzhski bank of the Savings Bank of Russia	Yelanskoe OSB № 3990 of the Povolzhski bank of the RF SB	42, Tolstogo Str., Yelan, Volgograd Region, 403732	7707083893	40702810411300100261, 40702810411300100465, 40702810711300100466	settlement	041806647	30101810100000000647
Yenotaevskoe branch № 3977 of the Povolzhski bank of the Savings Bank of Russia	Yenotaevskoe OSB № 3977 of the Povolzhski bank of the RF SB	52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200	7707083893	40702810605100000087, 40702810605100000088	settlement	041203602	30101810500000000602
Zheleznovodskiy additional office № 30/0108 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Zheleznovodskiy additional office № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	73a, Lenin Str., Zheleznovodsk, 357400	7707083893	40702810160080100514	settlement	040707644	30101810100000000644
Closed joint-stock company "Moscow International Bank"	CJSC "Moscow International Bank"	126, Rashpilevskaya Str., Krasnodar, 350000	7710030411	40702810400000000419	settlement	044525545	30101810300000000545

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Zernograd branch № 1824 of the South-Western bank of the Savings Bank of Russia	Zernograd OSB № 1824 of the South-Western bank of the RF SB	2, Lenin Str., Zernograd, Rostov Region, 347740	7707083893	40702810052100200321, 40702810452100100322	settlement	046015602	30101810600000000602
Zernograd branch № 1824/47 of the South-Western bank of the Savings Bank of Russia	Zernograd OSB № 1824/47 of the South-Western bank of the RF SB	83, Mira Str., Yegorlykskaya, Rostov Region, 347760	7707083893	40702810652100247137	settlement	046015602	30101810600000000602
Zernograd branch № 1824/60 of the South-Western bank of the Savings Bank of Russia	Zernograd OSB № 1824/60 of the South-Western bank of the RF SB	53, Budyonnovski per., st. Kagalnitskaya, 347700	7707083893	40702810052100260170	settlement	046015602	30101810600000000602
Znamenskoe branch № 8574 of the Povolzhski bank of the Savings Bank of Russia	Znamenskoe OSB № 8574 of the Povolzhski bank of the RF SB	41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540	7707083893	40702810505070100095, 40702810805070100096	settlement	041203602	30101810500000000602
Izobilnenskoe branch № 1858 of the North-Caucasian bank of the Savings Bank of Russia	Izobilnenskoe OSB № 1858 of the North-Caucasian bank of the RF SB	51, Proletarskaya Str., Izobilny, 356140	7707083893	40702810260180100764, 40702810660180100765, 40702810760180108188	settlement	040707644	30101810100000000644
Ikryaninskoe branch № 3983 of the Povolzhski bank of the Savings Bank of Russia	Ikryaninskoe OSB № 3983 of the Povolzhski bank of the RF SB	40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370	7707083893	40702810905014010059, 40702810305140100060	settlement	041203602	30101810500000000602
Ilovlinskoe branch № 3953 of the Povolzhski bank of the Savings Bank of Russia	Ilovlinskoe OSB № 3953 of the Povolzhski bank of the RF SB	2, Budyonnogo Str., Ilovlya, Volgograd Region, 403071	7707083893	40702810511260100023	settlement	041806647	30101810100000000647
Ipatovskoe branch № 1856 of the North-Caucasian bank of the Savings Bank of Russia	Ipatovskoe OSB № 1856 of the North-Caucasian bank of the RF SB	67a, Gagarin Str., Ipatovo, 356600	7707083893	40702810560160000325	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Kabardino-Balkarian branch Open Joint-Stock Company "Joint-Stock Commercial Bank "Svyaz-Bank"	KBF OAO AKB "Svyaz-Bank"	14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000	7710301140	40702810900210000088	settlement	048327721	30101810500000000721
Kabardino-Balkarian branch № 8631 of the North-Caucasian bank of the Savings Bank of Russia	KB OSB № 8631 of the North-Caucasian bank of the RF SB	9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000	7707083893	40702810660330110356, 40702810760330100813, 40702810060330100814	settlement	040707644	30101810100000000644
Kalachevskoe branch № 3952 of the Povolzhski bank of the Savings Bank of Russia	Kalachevskoe OSB № 3952 of the Povolzhski bank of the RF SB	281, Oktyabrskaya, Kalach-on-Don, Volgograd region 404503	7707083893	40702810711250100273, 40702810711250100274, 40702810711250100275	settlement	041806647	30101810100000000647
Volgograd branch № 3952/065 of the Povolzhski bank of the Savings Bank of Russia	Volgograd OSB № 3952/065 of the Povolzhski bank of the RF SB	2nd Mikroraion, Surovikino, Volgograd Region	7707083893	40702810811250102388, 40702810111250102389	settlement	041806647	30101810100000000647
Kalmytskiy regional branch of joint-stock bank "Tsentralnoe obschestvo vzaimnogo kredita" Open Joint-Stock Company	KRF of bank "Tsentralnoe OVK" OAO	15, N. Ochirova Str., Elista, Kalmykia Republic, 358000	7717014730	47422810585520000050	settlement	048580796	30101810200000000796
Kalmytskiy branch № 8579 of the Joint-Stock Commercial Savings Bank of Russia OAO	Kalmytskiy branch № 8579 of the AK SB RF OAO	29, Bratyev Alyokhinykh Str., Elista, Kalmykia Republic, 358000	7707083893	40702810560300100506, 40702810760300101606	settlement	040707644	30101810100000000644
Kamenskoe branch № 1801 of the South-Western bank of the Savings Bank of Russia	Kamenskoe OSB № 1801 of the South-Western bank of the RF SB	49, Lenin Str., Kamensk-Shakhtinskiy, 347800	7707083893	40702810552030100677, 40702810852030100678	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Kamyzyakskoe branch № 3981 of the Povolzhski bank of the Savings Bank of Russia	Kamyzyakskoe OSB № 3981 of the Povolzhski bank of the RF SB	89a, Gorkiy Str., Kamyzyak, Astrakhan Region, 416340	7707083893	40702810905130100182, 40702810205130100183	settlement	041203602	30101810500000000602
Kamyshinskoe branch № 7125 of the Povolzhski bank of the Savings Bank of Russia	Kamyshinskoe OSB № 7125 of the Povolzhski bank of the RF SB	101, Bazarov Str., Kamyshin, Volgograd Region, 403876	7707083893	40702810011180100522, 40702810311180100523	settlement	041806647	30101810100000000647
Kanevskaya branch № 1865 of the South-Western bank of the Savings Bank of Russia	Kanevskaya OSB № 1865 of the South-Western bank of the RF SB	67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730	7707083893	40702810430340100308, 40702810930340100659	settlement	046015602	30101810600000000602
Karachaevo-Cherkessian branch № 8585 of the North-Caucasian bank of the Savings Bank of Russia	Karachaevo-Cherkessian OSB № 8585 of the North-Caucasian bank of the RF SB	66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000	7707083893	40702810360310100534, 40702810860310100539	settlement	040707644	30101810100000000644
Kirovskoe branch № 5231 of the North-Caucasian bank of the Savings Bank of Russia	Kirovskoe OSB № 5231 of the North-Caucasian bank of the RF SB	190a, Mira Str., Novopavlovsk, 357830	7707083893	40702810260110100520, 40702810560110100521	settlement	040707644	30101810100000000644
Kletskoe branch № 3951 of the Povolzhski bank of the Savings Bank of Russia	Kletskoe OSB № 3951 of the Povolzhski bank of the RF SB	25, Pokalchuka Str., st. Kletskaya, Volgograd Region, 403530	7707083893	40702810111240100126	settlement	041806647	30101810100000000647
Commercial bank "CreditimpeksBank" (Limited Company)	KB "CreditimpeksBank" (LTD)	4, Kuzneva Str., Moscow, 121170	7730030466	40702810600000000286	settlement	044579257	30101810400000000257
Konstantinovsk branch № 1826 of the South-Western bank of the Savings Bank of Russia	Konstantinovsk OSB № 1826 of the South-Western bank of the RF SB	27, Lenin Str., Konstantinovsk, Rostov-on-Don, 347250	7707083893	40702810752290109205	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Korenosk branch № 1814 of the South-Western bank of the Savings Bank of Russia	Korenosk OSB № 1814 of the South-Western bank of the RF SB	108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180	7707083893	40702810730140100208, 40702810630140100104	settlement	046015602	30101810600000000602
Kotovskiy branch № 4051 of the Povolzhski bank of the Savings Bank of Russia	Kotovskiy OSB № 4051 of the Povolzhski bank of the RF SB	5, Pobedy Str., Kotovo, Volgograd Region, 403805	7707083893	40702810711090000643, 40702810011090000644	settlement	041806647	30101810100000000647
Kochubeevskoe branch № 7799 of the North-Caucasian bank of the Savings Bank of Russia	Kochubeevskoe OSB № 7799 of the North-Caucasian bank of the RF SB	105a, Sovetskaya Str., Kochubeevskoe, Stavropol Krai, 357100	7707083893	40702810160290100427	settlement	040707644	30101810100000000644
Krasnoarmeiskoe branch № 7247 of the Povolzhski bank of the Savings Bank of Russia	Krasnoarmeiskoe OSB № 7247 of the Povolzhski bank of the RF SB	50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026	7707083893	40702810011130100226, 40702810311130100227, 40702810611130100228	settlement	041806647	30101810100000000647
Krasnogvardeiskoe branch № 1857 of the North-Caucasian bank of the Savings Bank of Russia	Krasnogvardeiskoe OSB № 1857 of the North-Caucasian bank of the RF SB	55a, Lenin Str., Krasnogvardeiskoe, 356030	7707083893	40702810260170100230	settlement	040707644	30101810100000000644
Krasnodar Joint-stock commercial Bank "Yugbank"(Open joint-stock company)	OJSC AKB "Yugbank"	52, Krasnaya Str., Krasnodar, 350016	2310042974	40702810200000002111, 40702840400000102111	settlement	040349713	30101181040000000713
Krasnodar branch № 8619 of the Savings Bank of Russia	Krasnodar OSB № 8619 of the RF SB	65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000	7707083893	40702810330010120048, 40702810330010405048, 40702810530010120152, 40702810530010120521	settlement	040349602	30101810100000000602
Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia	Krasnodar OSB № 8619 of the South-Western bank of the RF SB	65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000	7707083893	40702810130010120141, 40702810230020102091, 40702810430020102150, 40702810430020102244, 40702810930020102317	settlement	040349602	30101810100000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnodar branch № 8619/135 of the South-Western bank of the Savings Bank of Russia	Krasnodar OSB № 8619/135 of the South-Western bank of the RF SB	21, Atarbekova Str., Krasnodar, Krasnodar Krai, 350062	7707083893	40402810030110100446, 40402810630110101269	settlement	046015602	30101810600000000602
Krasnoyarskoe branch № 3980/026 of the Povolzhski bank of the Savings Bank of Russia	Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB	43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150	7707083893	40702810205120100041, 40702810505120100042, 40702810705030100110, 40702810705030100111	settlement	041203602	30101810500000000602
Kropotkin branch № 1586 of the South-Western bank of the Savings Bank of Russia	Kropotkin OSB № 1586 of the South-Western bank of the RF SB	144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380	7707083893	40702810130420100609, 40702810130420100775	settlement	046015602	30101810600000000602
Krymsk branch № 1850 of the South-Western bank of the Savings Bank of Russia	Krymsk OSB № 1850 of the South-Western bank of the RF SB	217, Lenin Str., Krymsk , Krasnodar Krai, 353380	7707083893	40702810830280101274, 40702810430280100764, 40702810830280100835	settlement	046015602	30101810600000000602
Kumylzhenskiy branch № 100 of Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Kumylzhenskiy branch № 100 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	8, Mira Str., Kumylzhenskaya, Volgograd Region, 403400	7707083893	40702810211050101273	settlement	041806647	30101810100000000647
Kurganinsk branch № 1584 of the South-Western bank of the Savings Bank of Russia	Kurganinsk OSB № 1584 of the South-Western bank of the RF SB	79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430	7707083893	40702810330410100228	settlement	046015602	30101810600000000602
Kurganinsk branch № 1584 of the South-Western bank of the Savings Bank of Russia	Kurganinsk OSB № 1584 of the South-Western bank of the RF SB	79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430	7707083893	40702810030410100418	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Kurskoe branch № 5238 of the North-Caucasian bank of the Savings Bank of Russia	Kurskoe OSB № 5238 of the North-Caucasian bank of the RF SB	20, Oktyabrskiy per., Kurskaya, 357850	7707083893	40702810160130100260, 40702810460130100261	settlement	040707644	30101810100000000644
Labinsk branch № 1851 of the South-Western bank of the Savings Bank of Russia	Labinsk OSB № 1851 of the South-Western bank of the RF SB	86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500	7707083893	40702810330290102323	settlement	046015602	30101810600000000602
Labinsk branch № 1851 of the South-Western bank of the Savings Bank of Russia	Labinsk OSB № 1851 of the South-Western bank of the RF SB	86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500	7707083893	40702810430290100937	settlement	046015602	30101810600000000602
Lazarevskoe branch № 1849 of the South-Western bank of the Savings Bank of Russia	Lazarevskoe OSB № 1849 of the South-Western bank of the RF SB	87-a, Pavlova Str., Sochi, Krasnodar Krai, 354201	7707083893	40702810030270100263, 40702810530270100268	settlement	046015602	30101810600000000602
Levokumskoe branch № 5239 of the South-Western bank of the Savings Bank of Russia	Levokumskoe OSB № 5239 of the South-Western bank of the RF SB	30, Gagarin Str., Levokumskoe, 357960	7707083893	40702810760140100346	settlement	040707644	30101810100000000644
Leningradskaya branch № 5174 of the South-Western bank of the Savings Bank of Russia	Leningradskaya OSB № 5174 of the South-Western bank of the RF SB	94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740	7707083893	40702810130390101356	settlement	046015602	30101810600000000602
Leningradskaya branch № 5174 of the South-Western bank of the Savings Bank of Russia	Leningradskaya OSB № 5174 of the South-Western bank of the RF SB	94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740	7707083893	40702810430390100345	settlement	046015602	30101810600000000602
Limanskoe branch № 8575 of the Povolzhski bank of the Savings Bank of Russia	Limanskoe OSB № 8575 of the Povolzhski bank of the RF SB	1, Elektricheskaya Str., Liman, Astrakhan Region, 416410	7707083893	40702810305080000152	settlement	041203602	30101810500000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Matveevo-Kurganskoe branch № 1820 of the South-Western bank of the Savings Bank of Russia	Matveevo-Kurganskoe OSB № 1820 of the South-Western bank of the RF SB	9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970	7707083893	40702810452080100303, 40702810752080100760	settlement	046015602	30101810600000000602
Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	Millerovo OSB № 275 of the South-Western bank of the RF SB	5A, Gazetny per., Millerovo, Rostov Region, 346132	7707083893	40702810752350100416, 40702810052350100417, 40702810352350100418, 40702810752350100432	settlement	046015602	30101810600000000602
Mineralovodski additional office № 30/0127 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Mineralovodski additional office № 30/0127 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	57a, Tbiliskaya Str., Mineralnie Vodi 357212	7707083893	40702810160050101022, 40702810060050101025	settlement	040707644	30101810100000000644
Mikhailovka branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Mikhailovka OSB № 4006 of the Povolzhski bank of the RF SB	1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348	7707083893	40702810411050100582, 40702810711050100583, 40702810011050100584	settlement	041806647	30101810100000000647
Mozdok branch № 8632/11 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Mozdok branch № 8632/11 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	61, Kirov Str., Mozdok, 362700	7707083893	40702810060340101311, 40702810360340101312	settlement	040707644	30101810100000000644
Morozovsk branch № 1835 of the South-Western bank of the Savings Bank of Russia	Morozovsk OSB № 1835 of the South-Western bank of the RF SB	27, Podtelkova Str., Morozovsk, Rostov Region, 347210	7707083893	40702810252190100121, 40702810552190100122, 40702810552190100520	settlement	046015602	30101810600000000602
Nalchik branch of the bank "ROST" (Open Joint Stock Company)	Nalchik branch of the bank "ROST" (OJSC)	175a, Tolstogo Str., Nalchik, Kabardino-Balkarian Republic, 360000	7702131303	40702810800020000238	settlement	048327728	30101810600000000728

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Nevinnomyssk branch № 1583 of the North-Caucasian bank of the Savings Bank of Russia	Nevinnomyssk OSB № 1583 of the North-Caucasian bank of the RF SB	55, Gagarin Str., Nevinnomyssk, 357030	7707083893	40702810860250101591, 40702810160250101592, 40702810560250108593	settlement	040707644	30101810100000000644
Neftekumsk branch № 7908 of the North-Caucasian bank of the Savings Bank of Russia	Neftekumsk OSB № 7908 of the North-Caucasian bank of the RF SB	5, Neftyannikov Pr., Neftekumsk, 357980	7707083893	40702810260040100412	settlement	040707644	30101810100000000644
Nikolaevskoe branch № 3985 of the Povolzhski bank of the Savings Bank of Russia	Nikolaevskoe OSB № 3985 of the Povolzhski bank of the RF SB	11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033	7707083893	40702810411270100197, 40702810711270100198	settlement	041806647	30101810100000000647
Novoaleksandrovskoe branch № 1587 of the North-Caucasian bank of the Savings Bank of Russia	Novoaleksandrovskoe OSB № 1587 of the North-Caucasian bank of the RF SB	1, Shevchenko per., Novoaleksandrovsk, 356010	7707083893	40702810360260100325	settlement	040707644	30101810100000000644
Novoanninskiy branch № 4008 of the Povolzhski bank of the Savings Bank of Russia	Novoanninskiy OSB № 4008 of the Povolzhski bank of the RF SB	2, Karl Libknekht per., Novoannenskiy, Volgograd Region, 403950	7707083893	40702810511060100016, 40702810011060200335, 40702810411060100336	settlement	041806647	30101810100000000647
Novokubansk branch № 5213 of the South-Western bank of the Savings Bank of Russia	Novokubansk OSB № 5213 of the South-Western bank of the RF SB	95, Pervomaiskaya Str., Novokubansk, Krasnodar Krai, 352240	7707083893	40702810730080100423	settlement	046015602	30101810600000000602
Novorossiysk additional office of joint-stock bank "YUG-Investbank"	Novorossiysk additional office of KB "YUG-Investbank"	2, Michurin Str., Novorossiysk, Krasnodar Krai, 353900	0106000547	40911810900000000963	settlement	040349966	30101810600000000602
Novorossiysk branch № 68 of South-Western bank of the Savings Bank of Russia	Novorossiysk OSB № 68 of South-Western bank of the RF SB	6, Isaeva Str., Novorossiysk, Krasnodar Territory, 353905	7707083893	40702810352460101653, 40702810552460101068, 40702810552460101369	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Novocherkassk branch № 1799 of South-Western bank of the Savings Bank of Russia	Novocherkassk OSB № 1799 of South-Western bank of the RF SB	596, Platovski Prospect, Novocherkassk, Rostov region, 346430	7707083893	40702810252450100845, 40702810152450100945	settlement	046015602	30101810600000000602
OJSC "Vneshtorgbank", branch in Rostov-on-Don	OJSC "Vneshtorgbank", branch in Rostov-on-Don	119/80, Suvorov Str., Rostov-on-Don, 344022	7702070139	40702810930000001233	settlement	046015999	30101810300000000999
Oktyabrskiy branch № 8632/12 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Oktyabrskiy branch № 8632/12 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	52, Yelkhieva Str., Oktyabrskoe, 363130	7707083893	40702810160340101321, 40702810560340101345	settlement	040707644	30101810100000000644
Oktyabrskoe branch № 4047 of the Povolzhski bank of the Savings Bank of Russia	Oktyabrskoe OSB № 4047 of the Povolzhski bank of the RF SB	36, Lenin Str., p.g.t. Oktyabrskiy, Volgograd Region, 404321	7707083893	40702810111220100146, 40702810411220100147, 40702810411220104127	settlement	041806647	30101810100000000647
Oktyabrskoe branch № 5410 of the South-Western bank of the Savings Bank of Russia	Oktyabrskoe OSB № 5410 of the South-Western bank of the RF SB	57, Krupskaya Str., r.p. Kamenolomni, Rostov Region, 346480	7707083893	40702810052060142697, 40702810452060100585, 40702810852060200124	settlement	046015602	30101810600000000602
Orlovskiy branch № 5184 of the South-Western bank of the Savings Bank of Russia	Orlovskiy OSB № 5184 of the South-Western bank of the RF SB	52, Gorkiy Str., Orlovskiy, Rostov region, 347510	7707083893	40702810252370100213	settlement	046015602	30101810600000000602
Orlovskiy branch № 5184 of the South-Western bank of the Savings Bank of Russia	Orlovskiy OSB № 5184 of the South-Western bank of the RF SB	52, Gorkiy Str., Orlovskiy, Rostov region, 347510	7707083893	40702810152370150156	settlement	046015602	30101810600000000602
Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"	OJSC "KBRR"	43, Inessi Armand Str., Nalchik, Kabardino-Balkarian Republic 360000	0711007370	40702810100000000908, 40702810600000020572, 40702810700000000430, 40702810700000000612, 40702810700000000913, 40702840900000001012	settlement	048327707	30102810500000000707

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Open Joint Stock Company "Kavkazpromstroybank"	OJSC "KPSB"	84, Pushkin Str., Cherkessk, 369000	0900000042	40702810000000001224	settlement	049133825	30101810300000000825
Open joint-stock company "Krayinvestbank"	OJSC "Krayinvestbank"	57, Komsomolskaya Str., Krasnodar, 350063	2309074812	40702810600009000463	settlement	040349516	30101810500000000516
Open joint-stock company "Rosbank"	OJSC "Rosbank"	118, Krasnaya Str., Krasnodar, 350000	7730060164	40702810110020010593	settlement	040349796	30101810100000000796
Open Joint Stock Company Joint Stock Commercial bank "Volgoprombank"	OJSC AKB "Volgoprombank"	24a, Mira Str., Volgograd, 400131	3444037858	40702810000000001447	settlement	041806794	30101810600000000794
Open Joint Stock Company Commercial bank "Center-invest"	OJSC KB "Center-invest"	62, Sokolov Prospect, Rostov-on-Don, 344010	6163011391	40702810000000003868, 40702810100000003823, 40702810200000003804, 40702810300000003801, 40702810600000003802, 40702810800000003822, 40702810900000003803, 40702840100002003891, 40702840500000003891, 40702840800001003891	settlement	046015762	30101810100000000762
Pavlovskaya branch № 8613 of the South-Western bank of the Savings Bank of Russia	Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB	245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040	7707083893	40702810630130100075	settlement	046015602	30101810600000000602
Pavlovskaya branch № 8613 of the South-Western bank of the Savings Bank of Russia	Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB	245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040	7707083893	40702810430130100466	settlement	046015602	30101810600000000602
Petrovskoe branch № 1859 of the North-Caucasian bank of the Savings Bank of Russia	Petrovskoe OSB № 1859 of the North-Caucasian bank of the RF SB	10, Pushkin Str., Svetlograd, 356500	7707083893	40702810960190100374, 40702810260190100375, 40702810560190100376	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690	7707083893	40702810130300101281, 40702810930300101818	settlement	046015602	30101810600000000602
Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690	7707083893	40702810030300100324	settlement	046015602	30101810600000000602
Primorsko-Akhtarsk branch № 1866 of the South-Western bank of the Savings Bank of Russia	Primorsko-Akhtarsk OSB № 1866 of the South-Western bank of the RF SB	30, Pervomaiskaya Str., Primorsko-Akhtarsk, Krasnodar Krai, 353860	7707083893	40703810830350100308	settlement	046015602	30101810600000000602
Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	59, Kirov Str., Pyatigorsk, 357500	7707083893	40702810260090101267, 40702810560090101268	settlement	040707644	30101810100000000644
Clearing and accounting center Kapustin Yar of Astrakhan region of the Savings Bank of Russia	RKC Kapustin Yar of Astrakhan region	4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region 416510	7707083893	40603810000000000051, 40603810300000000052	settlement	041203602	30101810500000000602
Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia	R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB	34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918	7707083893	40702810552410192519, 40702810652410162517, 40702810752410143520, 40702810952410135024, 40702810952410162518	settlement	046015602	30101810600000000602
Salsk branch № 625 of the South-Western bank of the Savings Bank of Russia	Salsk OSB № 625 of the South-Western bank of the RF SB	46, Lenin Str., Salsk, Rostov Region, 347630	7707083893	40702810252110100318, 40702810552110100319	settlement	046015602	30101810600000000602
Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003	7707083893	40702810860330100810, 40702810860330100811	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Severskaya branch № 1868 of the South-Western bank of the Savings Bank of Russia	Severskaya OSB № 1868 of the South-Western bank of the RF SB	35, Narodnaya Str., Severskaya , Krasnodar Krai, 353240	7707083893	40702810430170100565	settlement	046015602	30101810600000000602
Serafimovicheskiy branch № 57 of the Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Serafimovicheskiy branch № 57 of the Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	12, Mirotvortseva Str., Serafimovich, Volgograd Region, 403441	7707083893	40702810511050100589	settlement	041806647	30101810100000000647
Slavyansk branch № 1818 of South-Western bank of the Savings Bank of Russia	Slavyansk OSB № 1818 of South-Western bank of the RF SB	68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Territory, 353560	7707083893	40702810130180101142, 40702810830180100495	settlement	046015602	30101810600000000602
Sovetskoe branch № 1872 of the North-Caucasian bank of the Savings Bank of Russia	Sovetskoe OSB № 1872 of the North-Caucasian bank of the RF SB	3, Lenin Sq., Zelenokumsk, 357910	7707083893	40702810960230100386, 40702810260230100387	settlement	040707644	30101810100000000644
Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia	Taganrog OSB № 1548 of the South-Western bank of the RF SB	74, Petrovskaya Str., Taganrog, Rostov Region, 347900	7707083893	40702810352230101359, 40702810752230120192	settlement	046015602	30101810600000000602
Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia	Taganrog OSB № 1548 of the South-Western bank of the RF SB	74, Petrovskaya Str., Taganrog, Rostov Region, 347900	7707083893	40702810052230101358	settlement	046015602	30101810600000000602
Temryuk additional office of Joint –Stock Bank "YUG-Investbank"	Temryuk additional office of OJSC "YUG-Investbank"	47, Stepan Razin Str., Temryuk, 353504	0106000547	40911810500000000059	settlement	040349966	30101810600000000966
Temryuk branch № 1803 of the South-Western bank of the Savings Bank of Russia	Temryuk OSB № 1803 of the South-Western bank of the RF SB	58, Tamanskaya Str., Temryuk, Krasnodar Krai, 353500	7707083893	40702810130030100772	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Territorial bank in Stavropol of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	361, Lenin Str., Stavropol, 355035	7707083893	40702810060000102045, 40702810160340101318, 40702810260340101357, 40702810360000102046, 40702810360340101354, 40702810360340200006, 40702810460340101319, 40702810560340101329, 40702810560340101361, 40702810660000102047, 40702810660340101326, 40702810760340101336	settlement	040707644	30101810100000000644
Timashevsk branch № 8616 of the South-Western bank of the Savings Bank of Russia	Timashevsk OSB № 8616 of the South-Western bank of the RF SB	154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700	7707083893	40702810430160100203, 40702810830160100340, 40702840130160300027, 40702840230160200027, 40702840330160100027	settlement	046015602	30101810600000000602
Tikhoretsk branch № 1802 of the South-Western bank of the Savings Bank of Russia	Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB	22a, Oktyabrskaya Str., Tikhoretsk , Krasnodar Krai, 352120	7707083893	40702810130120102091, 40702810230120100919, 40702810530120103140, 40702810930120100989	settlement	046015602	30101810600000000602
Trusovskoe branch № 6114 of the Povolzhski bank of the Savings Bank of Russia	Trusovskoe OSB № 6114 of the Povolzhski bank of the RF SB	48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015	3015011755	40702810005040107036, 40702810305040107037	settlement	041203602	30101810500000000602
Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia	Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia	36, K.Marx Str., Tuapse, Krasnodar Krai, 352800	7707083893	40702810030050100043, 40702810130050100707	settlement	046015602	30101810600000000602
Universal branch № 275/079 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB	75, Lenin Str., Kashary, Rostov Region, 346000	7707083893	40702810652350120088	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Universal branch №. 275/079 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB	16, Petrovskogo Str., Chertkovo, Rostov Region, 346000	7707083893	40702810652350230224	settlement	046015602	30101810600000000602
Universal branch № 5154/026 of the South-Western bank of the Savings Bank of Russia	UFSB № 5154/026 of the South-Western bank of the RF SB	61, Leningradskaya Str., Azov, Rostov Region, 346740	7707083893	40702810652280101928	settlement	046015602	30101810600000000602
Universal office of Krasnodar branch № 8619/0134 of the South-Western bank of the Savings Bank of Russia	Universal office of Krasnodar OSB № 8619/0134 of the South-Western bank of the RF SB	114, Sadovaya Str., Krasnodar , 350033	7707083893	40702810430090100234, 40702810030090101248, 40702810030090400004	settlement	046015602	30101810600000000602
Universal branch of Salsk branch № 625/055 of the South-Western bank of the Savings Bank of Russia	UF of Salsk OSB № 625/055 of the South-Western bank of the RF SB	115, Kooperativnaya Str., Peschanokopskoe, Rostov Region, 347570	7707083893	40702810752110155203	settlement	046015602	30101810600000000602
Uryupinsk branch № 4012 of the Povolzhski bank of the Savings Bank of Russia	Uryupinsk branch № 4012 of the Povolzhski bank of the RF SB	1a, L.Chaikina Str., Uryupinsk, Volgograd Region, 403113	7707083893	40702810011100100586, 40702810311100100587	settlement	041806647	30101810100000000647
Ust-Labinsk branch № 1815 of the South-Western bank of the Savings Bank of Russia	Ust-Labinsk OSB № 1815 of the South-Western bank of the RF SB	287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330	7707083893	40702810030150105207, 40702810230150100400	settlement	046015602	30101810600000000602
Branch "Volgogradskiy" of the open joint-stock company "Alfa-bank"	Branch "Volgogradskiy" of OJSC "Alfa-bank"	7, Sovetskaya Str., Volgograd, 400066	7728168971	40702810800090000876, 40702840200093000155, 40702840300090000155, 40702840500094000155	settlement	041806857	30101810000000000857

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch “Krasnodarskiy” of the open joint-stock company “Alfa-bank”	Branch “Krasnodarskiy” of OJSC “Alfa-bank”	124, Krasnaya Str., Krasnodar, 350000	7728168971	40702810600160000618	settlement	040349570	30101810300000000570
Branch “Krasnodarskiy” of Open Joint Stock Company “Promyshlenno-stroitelny bank”	Branch “Krasnodarskiy” of OJSC “PSB”	44, Oktyabrskaya Str., Krasnodar , 350000	7831000010	40702810096000001099	settlement	040349712	30101810100000000712
Branch № 1812/050 of Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 1812/050 of Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SV	35a, Shkolnaya Str., Novoselitskoe, 356350	7707083893	40702810860070100769	settlement	040707644	30101810100000000644
Branch № 1812/48 of Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 1812/48 of Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SV	60, Leninskaya str., Budyonovsk, 356809	7707083893	40702810560070100768	settlement	040707644	30101810100000000644
Branch № 2 of Open Joint Stock Company Commercial Bank “Center-invest”	Branch № 2 of OJSC KB “Center-invest”	84, Gorkiy Str., Bataisk, 346730	6163011391	40702810900000000207, 40702810200000000208	settlement	046015762	30101810100000000762
Branch № 3 of Open Joint Stock Company Commercial Bank “Center-invest”	Branch № 3 of OJSC KB “Center-invest”	44, Yermak Sp., Novocherkassk, 346429	6163011391	40702810100000000537, 40702810400000000538	settlement	046015762	30101810100000000762
Branch № 30/0108 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	73a, Lenin Str., Zheleznovodsk, 357400	7707083893	40702810860080100513	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 30/0117 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/0117 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	51, Kuibyshev Str., Kislovodsk, 357741	7707083893	40702810560280101120, 40702810860280101121	settlement	040707644	30101810100000000644
Branch № 30/0139 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/0139 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	100, Gagarin Str., Yessentukskaya, 357350	7707083893	40702810660020100456	settlement	040707644	30101810100000000644
Branch № 30/094 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/094 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	59, Kirov Str., Pyatigorsk, 357500	7707083893	40702810860090101272	settlement	040707644	30101810100000000644
Branch № 30/098 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/098 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	24a, Kislovodskaya Str., Yessentuki, 357600	7707083893	40702810560030100892, 40702810860030100893	settlement	040707644	30101810100000000644
Branch № 30/114 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/114 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	1, Lermontov Str., Lermontov, 357340	7707083893	40702810460080101213	settlement	040707644	30101810100000000644
Branch № 5 of Open Joint Stock Company Commercial Bank “Center-invest”	Branch № 5 of OJSC KB “Center-invest”	95, Grecheskaya Str., Taganrog, 347900	6163011391	40702810500000000484, 40702810800000000485	settlement	046015762	30101810100000000762
Bagaevskiy branch № 5155/44 of the South-Western bank of the Savings Bank of Russia	Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB	118, Atamanskiy Pr., Semikarakorsk, 346630	7707083893	40702810252290209142	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Bagaevskiy branch № 5155/44 of the South-Western bank of the Savings Bank of Russia	Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB	6, Podstroikina Str., Bagaevskaya, 346610	7707083893	40702810352290201121	settlement	046015602	30101810600000000602
Shpakovskiy branch № 5230/52 of the North-Caucasian bank of the Savings Bank of Russia	Shpakovskiy OSB № 5230/52 of the North-Caucasian bank of the RF SB	4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250	7707083893	40702810960100100665, 40702810260100100666	settlement	040707644	30101810100000000644
Branch № 7 of Open Joint Stock Company Commercial Bank "Center-invest"	Branch № 7 of OJSC KB "Center-invest"	118, Atamanskiy Pr., Semikarakorsk, 346630	6163011391	40702810300000000137, 40702810600000000138	settlement	046015762	30101810100000000762
Branch № 8579/06 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/06 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	10, Sadovaya Str., Gorodovikovsk, 358007	7707083893	40702810160300101442, 40702810160300102001	settlement	040707644	30101810100000000644
Branch № 8579/07 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/07 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	2, Oktyabrskaya Str., Iki-Burul, 359130	7707083893	40702810260300100945, 40702810460300101443	settlement	040707644	30101810100000000644
Branch № 8579/08 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/08 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	105, Lenin Str., Ketchenery, 359120	7707083893	40702810960300101354, 40702810760300101444	settlement	040707644	30101810100000000644
Branch № 8579/09 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/09 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Batasheva Str., Laganj, 359220	7707083893	40702810660300103513, 40702810060300101445	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 8579/10 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/10 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	13, Sovetskaya Str., Malie Derbety, 358001	7707083893	40702810560300101356, 40702810360300101446	settlement	040707644	30101810100000000644
Branch № 8579/11 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/11 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	23, Shkolnaya Str., Bolshoi Tsaryn, 359123	7707083893	40702810660300101447, 40702810460300104521	settlement	040707644	30101810100000000644
Branch № 8579/12 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/12 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	77, Pionerskaya Str., Priyutnoe, 359030	7707083893	40702810160300101358, 40702810960300101448	settlement	040707644	30101810100000000644
Branch № 8579/13 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/13 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	63, Lenin Str., Sadovoe, 359400	7707083893	40702810260300101449, 40702810060300100763	settlement	040707644	30101810100000000644
Branch № 8579/14 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/14 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Budyonnogo Str., Troitskoe, 359100	7707083893	40702810860300101357, 40702810660300101450	settlement	040707644	30101810100000000644
Branch № 8579/15 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/15 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	38, Alleya Pamyati Str., Komsomolskiy, 359240	7707083893	40702810960300101451, 40702810860300106501	settlement	040707644	30101810100000000644
Branch № 8579/16 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/16 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	69, Oktyabrskaya Str., Tsagan-Aman, 359300	7707083893	40702810260300101355, 40702810260300101452	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 8579/17 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/17 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	89, Petrovskogo Str., Yashalta, 359010	7707083893	40702810460300101359, 40702810560300101453, 40702840460300300049, 40702840560300200049, 40702840660300100049	settlement	040707644	30101810100000000644
Branch № 8579/18 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/18 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Shkolnaya Str., Yashkul, 359150	7707083893	40702810660300108013, 40702810860300101454	settlement	040707644	30101810100000000644
Aksay branch № 1799/065 of the South-Western bank of the Savings Bank of Russia	Aksay OSB № 1799/065 of the South-Western bank of the RF SB	1D, Dzerzhinskogo Str., Aksay, 346720	7707083893	40702810552450190296	settlement	046015602	30101810600000000602
Armavir branch № 1827/053 of the South-Western bank of the Savings Bank of Russia	Armavir OSB № 1827/053 of the South-Western bank of the RF SB	74, Kalinin Str., Uspenskoe	7707083893	40702810930240101114	settlement	046015602	30101810600000000602
Armavir branch № 1827/070 of the South-Western bank of the Savings Bank of Russia	Armavir OSB № 1827/070 of the South-Western bank of the RF SB	57, Komarov Str., Otradnoe, Krasnodar krai 352344	7707083893	40702810430240103201	settlement	046015602	30101810600000000602
Division of Yelanski branch № 3990/36 of the Povolzhski bank of the Savings Bank of Russia	Division of Yelanski OSB № 3990/36 of the Povolzhski bank of the RF SB	58, Oktyabrskaya Str., r.p. Rudnya, Volgograd Region, 403601	7707083893	40702810011300100467	settlement	041806647	30101810100000000647
Kabardino-Balkarian branch № 8631/10 of the North-Caucasian bank of the Savings Bank of Russia	KB OSB № 8631/10 of the North-Caucasian bank of the RF SB	76, Lenin str., Nartkala, 361300	7707083893	40702810260330170204, 40702810160330170207	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Kabardino-Balkarian branch № 8631/11 of the North-Caucasian bank of the Savings Bank of Russia	KB OSB № 8631/11 of the North-Caucasian bank of the RF SB	33, Baksanskoe shosse, Chegem-1,.361400	7707083893	40702810760330185184	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/04 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/04 of the North-Caucasian bank of the RF SB	10, Kosta Khetagurova Str., Karachaevsk, 357190	7707083893	40702810660310101233, 40702810260310101235	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/05 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/05 of the North-Caucasian bank of the RF SB	55, Lenin Str., Zelenchukskaya, 357140	7707083893	40702810260310102043, 40702810560310102044	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/06 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/06 of the North-Caucasian bank of the RF SB	34, Morozov Str., Ust-Dzheguta, 357200	7707083893	40702810260310103068, 40702810560310103069	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/07 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/07 of the North-Caucasian bank of the RF SB	60, Umara Khabekova Str., Khabez, 357120	7707083893	40702810460310105060, 40702810360310105063	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/08 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/08 of the North-Caucasian bank of the RF SB	13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380	7707083893	40702810260310106120, 40702810560310106121	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/09 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/09 of the North-Caucasian bank of the RF SB	112, Krasnaya Str., Pregradnaya, Urupskiy region, Karachaevo-Cherkessian Republic, 369260	7707083893	40702810660310107037, 40702810160310107038	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Karachaevo-Cherkessian branch № 8585/11 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/11 of the North-Caucasian bank of the RF SB	47, Pervomaiskaya Str., Adyge-Khabl, 357050	7707083893	40702810460310104029, 40702810860310104030	settlement	040707644	30101810100000000644
Branch of Kotovskiy branch № 4051/042 of the Povolzhski bank of the Savings Bank of Russia	Branch of Kotovskiy OSB № 4051/042 of the Povolzhski bank of the RF SB	39, Lomonosov Str., Zhirnovskiy, Volgograd Region, 403792	7707083893	40702810911090000646	settlement	041806647	30101810100000000647
Branch of Kropotkin branch № 1586/034 of the South-Western bank of the Savings Bank of Russia	Branch of Kropotkin OSB № 1586/034 of the South-Western bank of the RF SB	123, Gorkiy Str., Kavkazskaya, 352140	7707083893	40702810730420100067	settlement	046015602	30101810600000000602
Rostov branch № 5221/0374 of the South-Western bank of the Savings Bank of Russia	Rostov OSB № 5221/0374 of the South-Western bank of the RF SB	87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010	7707083893	40702810552090106747	settlement	046015602	30101810600000000602
Frolovskoe branch № 3950 of the Povolzhski bank of the Savings Bank of Russia	Frolovskoe OSB № 3950 of the Povolzhski bank of the RF SB	4, Frolovskaya Str., Frolovo, Volgograd Region, 403530	7707083893	40702810611230100322	settlement	041806647	30101810100000000647
Tselinskoe branch № 5203 of the South-Western bank of the Savings Bank of Russia	Tselinskoe OSB № 5203 of the South-Western bank of the RF SB	9, Bolnichniy per., Tselina, Rostov Region, 347760	7707083893	40702810852050100153	settlement	046015602	30101810600000000602
Central branch № 1806 of the South-Western bank of the Savings Bank of Russia	Central OSB № 1806 of the South-Western bank of the RF SB	36, Gorkiy Str., Sochi, Krasnodar Krai, 354000	7707083893	40702810230060102378, 40702810830060102053	settlement	046015602	30101810600000000602
Chernyshevskoe branch № 3952/081 of the Povolzhski bank of the Savings Bank of Russia	Chernyshevskoe OSB № 3952/081 of the Povolzhski bank of the RF SB	48, Krasnogvardeyskaya str., Chernyshevskiy, Volgograd Region	7707083893	40702810611250104188, 40702810911250104189	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Chikolskiy branch № 8632/18 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Chikolskiy branch № 8632/18 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	Fadzaeva Str., Chikola, 363500	7707083893	40702810360340101338, 40702810460340101377	settlement	040707644	30101810100000000644
Shakhty branch № 250 of the South-Western bank of the Savings Bank of Russia	Shakhty OSB № 250 of the South-Western bank of the RF SB	233, Sovetskaya Str., Shakhty, Rostov region, 346500	7707083893	40702810352060143202	settlement	046015602	30101810600000000602
Sholokhovskoe branch № 1830 of the South-Western bank of the Savings Bank of Russia	Sholokhovskoe OSB № 1830 of the South-Western bank of the RF SB	85, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270	7707083893	40702810452140150277, 40702810452140100146, 40702810752140100147	settlement	046015602	30101810600000000602
Shpakovskiy branch № 5230 of the North-Caucasian bank of the Savings Bank of Russia	Shpakovskiy OSB № 5230 of the North-Caucasian bank of the RF SB	374, Gagarin Str., Mikhailovsk, 356200	7707083893	40702810560100100667, 40702810860100100668	settlement	040707644	30101810100000000644
Elkhotovskiy branch № 8632/16 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Elkhotovskiy branch № 8632/16 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	16, Zortov Str., Elkhotovo, 363600	7707083893	40702810060340101324, 40702810260340101360	settlement	040707644	30101810100000000644
South-Western bank of the Savings Bank of Russia in Rostov-on-Don	South-Western bank of the RF SB in Rostov-on-Don	87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010	7707083893	40702810152000103758, 40702810152000103761, 40702810252000103878, 40702810452000103759, 40702810852000103757, 40702810852000103760	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Territorial bank in Stavropol of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	361, Lenin Str., Stavropol, 355035	7707083893	40702810860340101317, 40702810960000102048, 40702810960340101356, 40702840060000100253, 40702840860000300253, 40702840960000200253, 40702978460000300253, 40702978560000200253, 40702978660000100253	settlement	040707644	30101810100000000644

1.3. Data on Issuer's Auditor (Auditors)

Full name: "Arthur Andersen" Private Joint-Stock Company

Abbreviated name: ZAO "Arthur Andersen"

Address: 52/2, Kosmodamianskaya nab., Moscow, 113035

Tel: (095) 755-97-00

Fax: (095) 755-99-10

e-mail: russia@arturandersen.com

Data on Auditor's license:

No. of license for auditing: 006000

Date of issue: 28.06.2000

Period: till 28.06.2003

Authority issuing the license: Ministry of Finance of the Russian Federation

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: 2000-2001

Full name: "Ernst and Young Vneshaudit" Private Joint-Stock Company

Abbreviated name ZAO "Ernst and Young Vneshaudit"

Address: building 1, 77, Sadovnicheskaya nab., Moscow, 115035

Tel: (095) 705-97-00

Fax: (095) 755-97-01

e-mail: moscow@eyi.com

Data on Auditor's license:

No. of license for auditing: E003246

Date of issue: 17.01.2003

Period: till 17.01.2008

Authority issuing the license: Ministry of Finance of the Russian Federation

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: 2002

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the issuer and the auditor to reduce the influence of the said factors:

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports;
2) auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);
3) auditing companies whose executive officers and other officials are founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports;
4) auditing companies whose executive officers and other officials are immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);
5) auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in relation to

affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);

6) auditing companies and auditors who provided services on accounting and making financial reports to natural and legal persons – in relation to such persons - until three years after provision of such services.

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial accounts.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

The auditor is selected at the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the legal capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should the request be signed by a proxy, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

no such work has been done in the year under report

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials):

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: none

Granting of borrowed funds by the issuer to the auditor (auditor's officials):

no borrowed funds have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.) or immediate family members:

none

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Procedure of determining the auditor's compensation as well as any postpones or outstanding payments for services provided by the auditor:

Size of compensation to be paid to auditor shall be determined in accordance with the recommendations of the Issuer's Board of Directors and in compliance with the contractual terms

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

No Appraiser.

1.5. Data on the Issuer's Consultants

Full name: Closed joint-stock company "AVK Investment Company"
Abbreviated name CJSC "IK AVK"
Place of business: 1, Uritskogo pavilyon, Pushkin, St. Petersburg, 196605, Russia

Telephone: (812) 230-7733
Fax: (812) 237-0650
e-mail: postmaster@avk.ru

Licenses:
License of a professional participant of the securities market for dealership:
No of the License: 178-03343-010000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 178-03255-100000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:

Services of a financial consultant in the securities market under the Agreement №86-OF/03 of September 1, 2003.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

there are no such parties

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

This information is not provided in the quarterly report for the fourth quarter.

2.2. The Issuer's Market Capitalization

Description of the method for determining the Issuer's market capitalization:

Market capitalization is calculated as a product of the number of shares of the respective category (type) by the weighted average price of a share of that category (type) calculated by 10 biggest transactions made through RTS exchange for three months preceding the month, in which the last quarter under report ends (from 01.10.2003 till 31.12.2003). The weighted average price is translated to rubles according to the rate of exchange of the Central Bank of the Russian Federation as of the respective date.

Market capitalization as of 31.12.2003:

366, 269, 116.00 US dollars (10, 788, 273, 677.00 rubles), including
common stock: 292, 084, 206 US dollars (8, 603, 194, 334 rubles)
preferred stock: 74, 184, 907 US dollars (2, 185, 079, 343 rubles)

2.3. Issuer's Liabilities

2.3.1. Accounts payable

This information is not provided in the quarterly report for the fourth quarter.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 10 or more per cent of the value of net assets of the Company:

Description of	Name of the	Amount of	Maturity date	Interest rate	Maturity date

			plan	actually		plan	actually
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1 500 000 000	19.12.2008		15%	monthly	

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Issuer's liabilities of security granted to third parties, total: 256 150 000 rubles, 51 266 209 Euro

Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of security or surety, ths RUR: this type of security was not granted

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets : this type of security was not granted

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including bargains on term not reflected in the balance sheet which may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

It is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets.

Description of a transaction or other operation for which the funds are borrowed including terms of delivery and payment (if the funds are borrowed for financing of a transaction or other operation):

No such description because no funds are borrowed for a specific transaction or any other specific operation.

Price (cost) of a transaction (transactions) or other operation (operations) and its (their) conformity with market prices (if the funds are borrowed for financing of a transaction or other operation):

No such price because no funds are borrowed for a specific transaction or any other specific operation.

Payback of expenses based on forecast financial flows for the entire period of the bonds' circulation.

As no funds are borrowed for a specific transaction or any other specific operation, then the expenses at the cost of bond placement are estimated in the structure of general costs of the Issuer for day-to-day operation. That is why, payback of expenses made at the cost of bond placement agrees with payback of general costs of the Issuer for day-to-day operation.

During 2003 – 2006 earnings from day-to-day activities is expected to constantly exceed the running expenses (including coupon payments and retirement of bonds). Thus, indices of day-to-day activity payback calculated as ratio of the amount of earnings to total amount of running expenses will be from 1,09 to 1,22.

Calculation of running expenses payback (forecast for 2003-2006), RUR ths

Forecast of the funds movement	**2003**	**2004**	**2005**	**2006**	**Total**
TOTAL earnings, including bonded debt	21 873 520	24 054 255	27 550 204	33 158 121	106 636 099
TOTAL expenses, including coupon payments and retirement	21 674 155	23 837 321	27 298 886	32 770 131	105 580 493

Forecast of the funds movement	2003	2004	2005	2006	Total
of bonds					
Funds to be remained at the Company's disposal	199 365	216 934	251 318	387 990	1 055 607
Ratio of funds to be remained at the Company's disposal to the amount of total earnings	0,91%	0,90%	0,91%	1,17%	0,99%
Payback of expenses (ratio of amount of earnings to the amount of expenses)	100,92%	100,91%	100,92%	101,18%	101,00%

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. There is a risk of reduction in revenues from long-distance telephony as a result of termination of the traffic of alternative operators via IP-channels by the telecom operators connected to "UTK" PJSC. Market position of fixed telephony is weakening due to growth of the cellular market. For the period of 2001-2002 the share of cellular services in total revenues of regional telecom market is up 10 % making 34,4 %. One of the major factors of uncertainty still remains a tariff reform, character and terms of which are not clear.

State regulation of telecommunications sector introduces in the activity of the Issuer common for all inter-regional companies risks and uncertainties, connected with change of tariffs and reduction in volumes of cross subsidizing. There is some risk of slowdown of growth rates for local tariffs during 2003-2004.

Deterioration of situation in the sector and the market position of the Company can be also caused by the following economic factors:

- Decrease in demand on the part of business sector related to landslide of the world prices for energy resources and nonferrous metals;
- General decline of production volumes and slowdown of economic growth rates;
- Rates of ruble devaluation exceed the rates of tariff growth that will result in significant growth of negative current rate differences and rise in cost of currency liabilities service;
- Common economic risks inherent in the Russian Federation including level of macroeconomic instability in the country, possibility of changes in the legislation that may result in decrease of the Issuer's revenues, or toughening the taxation of securities incomes.

In case of unfavorable development of the situation in the region and in the national economy, the Issuer plans:

- To optimize structure of production costs.
- To reconsider the Company's investment program;
- To correct the Company's price and marketing policy,
- To change the structure of provided services in order to maximize the profit.

As a whole, sector risks influence on activity of the Issuer is estimated as minimal because due to consolidation "UTK" PJSC has an opportunity to use common infrastructure and technique of the Southern federal district, that allows to provide customers with maximum range of telecom services, and develop inter-regional communication networks for reduction in the cost price and increase in profitability of services.

1.1.1. National and regional risks

The licensed territory of "UTK" PJSC covers 88,2 % of the territory of the Southern federal district (SFD) and includes the following subjects of the Russian Federation: Krasnodar territory,

Stavropol territory, Astrakhan region, Volgograd region, Kabardino-Balkarian Republic, Kalmykia Republic, Karachaevo-Circassian Republic, Rostov region, Northern Ossetia Republic, Adygeia Republic. The area of the given region makes 519,6 thousand sq. km. (3,5 % of the territory of Russia) with the population of 18,1 million people. The major preconditions of development of SFD economy are the presence of various minerals, good climatic conditions, fertile soils, advanced infrastructure. Major transport corridors connecting Russia with the countries of Transcaucasia and the countries of the Black Sea region pass here. Close economic, ethnic and infrastructural relations of the district with Transcaucasia determine strategic value of the given area for all Russia.

Enterprises of the Southern federal district specialize in large-scale production of various products of agrarian and industrial complex, as well as in coal mining, production of power, transport and agricultural mechanical engineering. Northern Caucasus plays a role of the basic recreational area of Russia where several million people have their rest every year. Borders of the territory of the Southern federal district in the Black, Azov and Caspian seas contribute to development of foreign economic relations of Russia with the countries of Transcaucasia, Near and Middle East and Southern Europe. Carriages by sea are made through large ports Novorossiysk, Tuapse, Taganrog, Makhachkala.

2002 industrial output of SFD has made RUR 360.1 billion. 2001 volume of foreign investments in SFD has reached 986 million USD. According to database of Private Joint-Stock Company "Cominfo consulting" 2002 gross regional product (GRP) in SFD has made 796 billion roubles, which is up 29,3 % over 2001. According to the same agency, the total volume of telecom services provided in the territory of the Southern federal district has increased by 45,8 % reaching 22,6 billion roubles.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business and with a level of regional risk being not lower than average values in the country. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

Besides, the territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

1.1.2. Financial risks

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

During the recent several years there has been a tendency of the regulated fall of the exchange rate of the rouble as compared to the US dollar within the limits of the established currency corridor. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate and carried out periodically currency interventions. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate depends on many political and economic factors. These factors include the capability of funding the

budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in US dollar, Euro and Japanese yen (6,3 %, 12,2 % and 0,6 % accordingly as of 01.10.2003). Thus, a further devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles.

The issuer will not be able to eliminate this risk by tying its tariff rates to the US dollar/Euro exchange rate because at an existing level of a competition it will lead to reduction of proceeds in dollar calculation. Therefore the risk remains that rate of growth of tariffs will lag behind rates of falling of a rouble exchange rate. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of rouble of the Russian Federation in relation to US dollar and euro. In this connection, the Issuer takes measures on decrease of the share of a debt in foreign currency in structure of a credit portfolio.

Besides there is a risk of introduction of restrictions in the volume of foreign investments attracted by the Issuer that may result in decline in bonds value and hamper the access of the company to additional sources of financing in foreign currency. The Russian legislation concerning foreign investments does not forbid and does not limit foreign investments into telecommunications sector. However absence of a common opinion on the character of state control over telecommunications sector causes an element of uncertainty as this sector is considered to be of strategic importance for Russia. As a result, strengthening the state control or restrictions of foreign investments can reduce amount of investments in the Issuer's Bonds.

In case of a great drop of a rouble exchange rate in relation to US dollar, the issuer is planning to conduct a strict policy aimed at reduction of costs in US dollars as well as change in the existing contractual relations with foreign suppliers for the purpose of delay of payments under such contracts.

2.5.4. Legal risks

When making legal decisions and business decisions by the Issuer's management the below-mentioned aspects of existing legal system of Russia generate some uncertainty:

- contradictions between laws, decrees of the President of the Russian Federation, decrees of the Government and orders of the ministries, as well as between local, regional, federal legislation and statutory acts;
- approval by the Government, bodies and authorities of statutory acts without clear constitutional or legislative basis;
- delays in acceptance or absence of bylaws providing execution of this or that law, which result in essential deficiencies of legal base;
- insufficient judicial and administrative practice of interpretation of corresponding norms and the limited value of court decisions as precedents;
- absence of sufficient experience of interpretation and application of the market legislation and economic and political dependence of judicial authority in Russia;
- insufficient guarantees of protection in the Russian court and compulsory execution of court decisions.

Legal base concerning the property and securities is constantly developing, therefore there is a risk of decrease of investments in the future. In this connection risk factors are:

- imperfection of legal base in Russia results in conflict of some laws and bylaws that may cause growth of the Issuer's expenses and deterioration of business management;
- developing and frequently changing Russian tax system generates significant uncertainties and risks that impede tax planning and decision-making by the Issuer;
- effective Regulations on currency restrictions which can interfere the Issuer's usual business operations and attraction of foreign investments in the future;
- change of customs laws, requirements on licensing the Issuer's key activity, judiciary practice on the matters related to the Issuer's activity (including licensing matters) can also affect the Issuer's

performance results as well as the results of the current legal procedures of which the Issuer is a participant.

In 2003 new edition of the law "On telecommunications" creating conditions for development of the competitive market in the sector and increase of the transparency of telecom operators' activity was approved. At the same time, there is some uncertainty of influence of the new law on the activity of the Issuer.

There were no changes in judiciary practice on the questions connected to activity of the Issuer which might have a negative effect on the results of its financial and economic activity and on the results of the current litigations of the Issuer in the reporting quarter.

2.5.5. Risks connected to the Issuer's activity

As of 31.12.2003 the Issuer does not participate in litigations which may affect essentially the results of its financial and economic activity.

There is some uncertainty concerning a possibility of prolongation of UTK licenses which validity expires during 2003 - 2012 and can be prolonged after submission of the application to the Ministry of Communication of the Russian Federation. The Issuer has no guarantees that after expiry of the term of action the licenses will be prolonged and there will be no changes in the conditions of the prolonged licenses connected to increase in charges and, probably, restriction of a zone of operation. If the Issuer will not be able to prolong the working licenses or receive the updated licenses on comparable conditions, it will be forced to reduce range of provided services that will entail decrease in number of subscribers. At the same time, validity of licenses for the right of rendering telecom services having the main share in structure of the company's revenues, makes from 4 to 9 years, that essentially reduces the risk of uncertainty on prolongation of licenses in intermediate term prospect.

III.Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

Information about the changes in the Issuer's name and legal-organizational form.

Public Joint-Stock Company "Southern Telecommunications Company"

PJSC "UTK"

Registered: 28.06.2001

Public Joint-Stock Company "Kubanelectrosvyaz"

PJSC "Kubanelectrosvyaz"

Registered: 6.06.1996

Open-type Joint-Stock Company "Kubanelectrosvyaz"

OJSC "Kubanelectrosvyaz"

Registered: 20.05.1994

Present-day name was registered on 28.06.2001

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: 20.05.1994

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): series A № 494

State registration number: 186-p

Authority of state registration: Registration Chamber of Krasnodar

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: 02.08.2002

Number of the certificate: series 23 № 003062299

State registration number: 1022301172112

Name of registering authority: Interregional inspectorate № 4 of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.

3.1.3. History of Issuer's Foundation and Development

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

23.04.2002 Level 1 ADR program of "UTK" PJSC was transferred from The Bank of New York to JP Morgan Chase Bank which at the present time acts as the Company's Depositary. Depositary Agreement between the Company and JP Morgan Chase Bank was signed on 22 April, 2002 and restated on 15 December, 2002 in connection with reorganization.

21.05.2002 "UTK" PJSC shares are included in the list of securities which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, №16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

12.02.2003. "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

2.04. 2003. The international rating agency "Standard & Poor's" raised long-term corporate credit rating of "Southern Telecommunications Company" PJSC to "B-" from "CCC+" (the outlook is "Stable). The rating action follows the merger of "UTK" PJSC with 9 other telecom incumbents in the southern federal region of Russia.

6.08.2003. The international rating agency "Standard & Poor's" assigned long-term credit rating "ruBBB" according to Russian scale to "Southern Telecommunications Company" PJSC.

11.11.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6" from "CGS-5.2".

General purpose of the reorganization is maximal satisfaction of customers' demand for telecom services and improvement of the shareholders' well-being. Most important strategic tasks of the reorganization are increase of management efficiency and transparency, improvement of quality of provided services and gaining competitive advantage in the SFD market, costs reduction at the expense of synergetic effect, optimization of the taxation, stabilization and improvement of the Company's financial condition, increase of the shares' liquidity and market capitalization of the Company, coming out to the world markets of capital, improvement of corporate management model, effective redistribution and concentration of financial resources on priority projects, development of telecommunications systems to the level of world standards.

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- integrating customers in common global infocommunication area;
- promoting mutual understanding between people, development of business and personality;
- creating conditions for professional promotion;
- participating in formation of high-performance economy of Russia.

The licensed area of "UTK" PJSC covers 519,6 thousand sq. km. (3,5 % of territory of Russia) with population of 18,2 million people (12,6 % of the population of Russia) as of 01.01.2002. "UTK" PJSC share in 2002 total volume of regional revenues of telecommunications sector makes 45 %. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructural resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: 66, Karasunskaya Str., Krasnodar , 350000

Location of the standing executive body of the Issuer: 66, Karasunskaya Str., Krasnodar , 350000

Phone: (8612) 53-20-56 **Fax:** (8612) 53-19-69

E-mail: ocb@mail.stcompany.ru

URL of the page in Internet: http://www.stcompany.ru

Department for corporate management and securities:
Phone: (8612) 59-25-38, 53-02-07, Fax (8612) 53-19-69

3.1.5. Taxpayer Identification Number

2308025192

3.1.6. Issuer's branches and representative offices

Name: ***"Electrosvyaz of Adygeia Republic"***
Location: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Head: ***Chinazirov Yanvar Khadzhimusovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Svyazinform", Astrakhan Region"***
Location: ***7/8, Teatraljny per.,Astrakhan, 414000***
Head: ***Prachkin Alexey Petrovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str.,Volgograd, 400131***
Postal address: ***9, Mira Str.,Volgograd, 400131***
Head: ***Izyurjev Leonid Mikhailovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Head: ***Ufimov Vladimir Batorovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar,350000***
Head: ***acting director – Vitko Alexander Stepanovich***
Established: ***13.02.2002***
Power of Attorney is valid till: ***February 1, 2004***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***

Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Head: ***Lavrentyev Alexander Arnoldovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Electrosvyaz ", Stavropol Territory"***
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Head: ***Roitblat Alexander Markovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Yugtaxofon"***
Location: ***12, Klubnaya St., Krasnodar, 350051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: ***29.12.1997***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Center of New Technologies***
Location: ***59, Krasnaya St., Krasnodar, 350000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Training and Production Center***
Location: ***1, Industrialnaya St., Krasnodar, 350007***
Director: ***Yuri Nickolaevich Belov***
Established:***01.10.1997***
Power of Attorney is valid till: ***31.12.2003***

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20	**64.20.11**	64.20.12	64.20.2	64.20.21
64.20.22	64.20.3	**74.83**	92.20	22.22
22.15	45.31	45.21.4	45.21.3	51.70
51.65.5	52.48.15	52.48.39	55.23.2	55.51
85.11.2				

3.2.2 Basic Economic Activities of the Issuer

This information is not provided in the quarterly report for the fourth quarter

3.2.3 Basic Types of Products (Works, Services)

This information is not provided in the quarterly report for the fourth quarter

3.2.4 Names of the issuer's suppliers, on whom 10% and more of all inventory holdings

supplies fall, with the indication of their shares in the total volume of supplies

Full registered name	Share, %
Company with limited liability "Technoserv A/S"	11,00

Share of imports in all inventory holdings is 89,9 %.

Volumes of equipment supplies and the structure of the abovementioned suppliers will remain for the nearest future.

3.2.5 Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:
Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall:
There are no such consumers.

Possible adverse factors that may affect the sales of the Issuer's products are:

- rapid development of cellular services; their share in 2002 total volume of regional revenues of telecommunications sector stood at 34.5%.
- keen competition among Internet providers.
- expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness (757 issued licenses).

Actions of the Company's management in case of occurrence of adverse factors:
The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6 Practice of activities in respect of circulating capital and inventories

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.
To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.
To calculate turnover ratio of reserves it is necessary to have accounting reports as of 31.12.03. which are to be presented during 90 days after the end of the year.

3.2.7 Raw Materials

No raw material resources are used.

3.2.8 Main competitors

430 alternative telecom operators operate in the territory of the Southern Federal District, 95 of them being Internet-providers, 260 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators, 45 cellular operators operate in the Company's lisenced territory.

In spite of high level of competition "UTK" PJSC holds major market share of traditional telecom services - local, domestic and international long-distance telephony which total market share being 80% of aggregate SFD market.

In compliance with the marketing strategy "UTK" PJSC's market shares in the SFD telecom market are expected to be the following according to 2003 performance results:

- 98% - local telephone services and providing access to public telephone network
- 69% - domestic and international long-distance telephone services
- 33.5% - value-added services
- 54% – other services

According to 2003 performance results "UTK" PJSC planned to retain market share of total revenue of telecommunication sector in the Southern Federal District at the level of 45%.

Results of marketing analysis in "UTK" PJSC licensed area revealed essential dissatisfied demand for value-added services: VPN (data transmission), ISDN, assigned lines, broad band access, IP-telephony, access to Internet. In this connection "Southern Telecommunications Company" PJSC states the following priority tasks in this market segment:

- Introducing new technologies and services meeting the market development tendencies and customers' real requirements.
- Making value-added services more competitive including in the spheres of customer service and provision of additional services.
- Developing integrated data networks (multi-service networks) in the Southern Federal District
- Introduction of pre-paid universal service cards .
- Technical realization of intra-regional service roaming.
- Providing services "in packet" including traditional telecom services.

One of the priorities in the service sphere is introduction of pre-paid service cards: Internet cards, Service telephone cards, IP-telephony cards, public phone cards.

In 2003 "UTK" PJSC began to introduce universal pre-paid cards. It will make possible to increase convenience, efficiency and integration of payments for telecom services for customers that will result in sales efficiency growth and reduction of accounts receivable.

Market shares of the Issuer and its competitors for last five fiscal years before the date of approval the decision on the bond issue or for each fiscal year from the date of foundation if the Issuer operates for less than five years:

Name	Country of registration	Volume of sold products , RUR thousand (expected including 2003)	Market share, %					
			1998 (KES)	1999 (KES)	2000 (KES)	2001 (KES)	2002 (UTK)	2003 (UTK)
The Issuer	Russia	30 238 520	75,5	64,2	59,3	51,1	45	45
Cellular operators	Russia	23 634 870	10,2	18,8	29,8	41,7	34,5	36,9
Other operators	Russia	8 220 368	14,3	17	10,9	7,2	20,5	18,1

Analysis of the factors of the Issuer's competitive capacity:

– in the table one can see comparison of competitive capacity factors in relation to main competitors of "UTK" PJSC – cellular operators operating at least in three regions of the inter-regional company. In some regions services are being provided to end users by dependent companies of the concerned operators.

- quantitative values of competitive capacity factors specified in the table represent the values obtained by means of calculation of average value according to expert estimations of regions. Values of each region have been given on the basis of penta-numerical scale.

Description	**Rating of the factor importance**	**Issuer**	**Trade marks of the companies**		
			MTS	**Bee-Line**	**Megafon**
Convenience of location	**0,15**	4,8	5,0	4,0	4,3
Price	**0,30**	4,8	4,7	3,8	4,2
Quality of products	**0,25**	4,0	4,0	3,6	3,7
Service rapidity	**0,20**	3,5	4,3	4,0	4,4
After-sale service	**0,10**	3,8	3,7	3,7	4,2
Closing value of the company's competitive capacity	**1**	**4,2**	**4,4**	**3.8**	**4,1**

3.2.9. Data on Availability of the Issuer's Licenses:

Licenses:

Number: 3035
Date of issue: 4.11.1996
Valid till: 1.10.2004
Issued by: Ministry of Communications of the Russian Federation.
Activity category: Rendering telecommunication services
The issuer's forecast about the license extension probability: to be extended

Number: 17012
Date of issue: 25.01.2001
Valid till: 25.01.2006
Issued by: Ministry of Communications of the Russian Federation.
Activity category: Rendering mobile wireless communication services
The issuer's forecast about the license extension probability: to be extended

Number: 4031

Date of issue: 19.11.1999
Valid till: 19.11.2004
Issued by: Federal Television and Radio Broadcast Service
Activity category: Radio broadcasting
The issuer's forecast about the license extension probability: to be extended

Number: 2169
Date of issue: 28.06.2000
Valid till: 28.06.2005
Issued by: Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation
Activity category: Publishing business
The issuer's forecast about the license extension probability: to be extended

Number: GS-3-23-02-22-0-2308025192-001425-4
Date of issue: 12.04.2002
Valid till: 12.04.2007
Issued by: State Committee of the Russian Federation for Construction and Housing and Communal Services
Activity category: Construction of buildings and facilities of the I or II levels of responsibility according to national standard
The issuer's forecast about the license extension probability: to be extended

Number: GS-3-23-02-21-0-2308025192-001423-4
Date of issue: 12.04.2002
Valid till: 12.04.2007
Issued by: State Committee of the Russian Federation for Construction and Housing and Communal Services
Activity category: Design of buildings and facilities of the I or II levels of responsibility according to national standard
The issuer's forecast about the license extension probability: to be extended

Number: 23899
Date of issue: 04.10.2002
Valid till:04.10.2012
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of local and inter-zonal telephony
The issuer's forecast about the license extension probability: to be extended

Number: 24059
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telegraph services
The issuer's forecast about the license extension probability: to be extended

Number: 24058
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of domestic and international long- distance telephony
The issuer's forecast about the license extension probability: to be extended

Number: 24076
Date of issue: 31.10.2002
Valid till: 31.10.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of wireless radio communication with mobile objects
The issuer's forecast about the license extension probability: to be extended

Number: 24062
Date of issue: 24.10.2002
Valid till: 24.10.2005
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing radio paging services
The issuer's forecast about the license extension probability: to be extended

Number: 24056
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing data transmission services
The issuer's forecast about the license extension probability: to be extended

Number: 24060
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Offering communication channels for lease

Number: 24057
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telematic services
The issuer's forecast about the license extension probability: to be extended

Number: 24807
Date of issue: 31.10.2002
Valid till: 31.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Broadcasting sound programs via wired radio network
The issuer's forecast about the license extension probability: to be extended

Number: 2251
Date of issue: 01.08.1996
Valid till: 01.08.2006

Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telecom services in the territory of the Russian Federation
The issuer's forecast about the license extension probability: to be extended

Number: 11030552
Date of issue: 06.02.2002
Valid till: 06.02.2005
Issued by: Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory
Activity category: Installation, adjustment, repair and technical maintenance of fire safety equipment and fire-protection systems
The issuer's forecast about the license extension probability: to be extended

Number: 11030553
Date of issue: 06.02.2002
Valid till: 06.02.2005
Issued by: Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory
Activity category: Working out measures for fire safety and consulting on fire-protection systems
The issuer's forecast about the license extension probability: to be extended

Number: 11030554
Date of issue: 06.02.2002
Valid till: 06.02.2005
Issued by: Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory
Activity category: Training on measures for fire safety
The issuer's forecast about the license extension probability: to be extended

Number: 24061
Date of issue: 24.10.2002
Valid till: 24.10.2005
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing radio paging services (Territory of the Volgograd Region)
The issuer's forecast about the license extension probability: to be extended

Number: 24063
Date of issue: 24.10.2002
Valid till: 24.10.2005
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing radio paging services (Territory of the Rostov Region)
The issuer's forecast about the license extension probability: to be extended

Number: 22716

Date of issue: 04.10.2002

Valid till: 19.12.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing local radio access telephone services (CDMA, Territory of Severnaya Osetia Republic)

The issuer's forecast about the license extension probability: to be extended

Number: 22743

Date of issue: 04.10.2002

Valid till: 19.12.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing local radio access telephone services (CDMA, Territory of the Rostov region)

The issuer's forecast about the license extension probability: to be extended

Number: LF/07-2812.23

Date of issue: 10.06.2002

Valid till: 30.03.2004

Issued by: Federal Agency on Governmental Communication and Information under the President of the Russian Federation.

Activity category: Rendering services and realization of measures on State secret protection

The issuer's forecast about the license extension probability: to be extended

Number: 397

Date of issue: 14.02.2003

Valid till: 14.02.2008

Issued by: Administration of State Security Service of the Russian Federation in the Krasnodar Territory

Activity category: Execution of works using information being a State secret

The issuer's forecast about the license extension probability: to be extended

Number: LF/07-4703

Date of issue: 25.06.2003

Valid till: 25.06.2008

Issued by: Federal Agency on Governmental Communication and Information under the President of the Russian Federation.

Activity category: Activities on distribution of cryptographic hardware

The issuer's forecast about the license extension probability: to be extended

Number: LF/07-4704

Date of issue: 25.06.2003

Valid till: 25.06.2008

Issued by: Federal Agency on Governmental Communication and Information under the President of the Russian Federation.

Activity category: Activities on technical maintenance of cryptographic hardware

The issuer's forecast about the license extension probability: to be extended

3.2.10. The Issuer's joint activity

No agreements on joint activity were concluded by the Issuer in the fourth quarter.

3.2.11 Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.12 Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer does not involved in mining operations.

3.2.13 Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
1	3035	04.11.1996	01.10.2004	Ministry of Communications of the Russian Federation	Rendering telecommunication services	Krasnodar Territory	public switched telephone network
2	4031	19.11.1999	19.11.2004	Ministry of Press, Television and Radio Broadcasting and mass Media	Radio broadcasting	Anapa and Anapa district of Krasnodar Territory	public switched telephone network
3	24062	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Krasnodar Territory	public switched telephone network
4	24061	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Volgograd region	public switched telephone network
5	24063	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Rostov region	public switched telephone network
6	17012	25.01.2001	25.01.2006	Ministry of Communications of the Russian Federation	Providing services of wireless radio communication with mobile objects	Krasnodar, Sochi, Tikhoretsk, Belorechensk, Kropotkin, Tuapse, Gulkevichi, Dinskaya of Krasnodar Territory	public switched telephone network
7	24059	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telegraph services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
8	24058	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing services of domestic and international long-distance telephony	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
9	24056	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing data transmission services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
10	24060	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Offering communication channels for lease	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
11	24057	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telematic services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
12	24076	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Krasnodar, Sochi, Gulkevichi, Tikhoretsk of Krasnodar Territory	public switched telephone network
13	24807	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Broadcasting sound programs via wired radio network	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
14	22716	04.10.2002	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	Severnaya Osetia-Alania Republic	public switched telephone network
15	22743	04.10.2003	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	Rostov region	public switched telephone network

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
16	23899	04.10.2002	04.10.2012	Ministry of Communications of the Russian Federation	Providing services of local and inter-zonal telephony	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
17	2251	01.08.1996	01.08.2006	Ministry of Communications of the Russian Federation	Rendering cellular services in the range of 900 MHz	Sochi	public switched telephone network

The Issuer plans to extend terms of validity of the above mentioned licenses.

The issuer's obligations on formation of subscriber base in accordance with the indicated licenses: no such obligations

Adverse factors that may affect the execution of the Issuer's obligations under the licenses and probability of their occurrence: no such factors

b) Communication networks

Operating digital, quasi-electronic, cross-bar and step-by-step telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at January 1, 2004 installed capacity of urban telephone network reached 2 930 393 lines including 1 693 613 digital lines and 1 236 780 analog lines. Thus, digitization level of urban TN constituted 57,8%.

Installed capacity of rural telephone network reached 907 454 lines including 190 102 digital lines and 717 352 analog lines. Thus, digitization level of rural TN constituted 20,9%.

Total installed capacity of urban and rural telephone networks reached 3 837 847 lines with digitization level of 49,1 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 89,4% including 91.5% - in zonal networks. Trunks are derived using analog and digital equipment of data transmission including SDH digital equipment. Linear signals are transmitted via cooper and fiber-optic cables as well as via radio channels of radio-relay systems. Length of long-distance telephone channels for the reported period stood at 12 854.7 thousand ch/km including 10 769.9 ths of those formed using digital transmission systems. Length of intra-zonal communication lines made up 20 413.37 km, including 6 057.74 km of fiber-optic communication lines and 2 339.64 km of radio-relay lines.

Radio frequencies, used for rendering telecom services in accordance with "UTK" PJSC licenses

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
1	Electrosvyaz of Adygeia Republic	1022704	Transmission 337,7375-337,9125 Reception 301,7375-301,9125	Mobile radiotelephony "Altay"
2	Volgogradelectrosvyaz	14-05-20/3398	159,05	Paging

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
3		15-06-21/4871	Transmission 338,4375-339,9125 Reception 302,4375-303,9125	Mobile radiotelephony "Altay"
4		15-06-21/4872	Transmission 337,5375-339,0125 Reception 301,5375-303,0125	Mobile radiotelephony "Altay"
5	KabBalktelecom	14-06-21/4873	Transmission 337,3375-339,4125 Reception 301,3375-303,4125	Mobile radiotelephony "Altay"
6	Kubanelectrosvyaz	14-06-31/12987	Transmission 340,3375-340,5125 Reception 304,3375-304,5125	Mobile radiotelephony "Altay"
7		14-06-31/19388	Transmission 337,1375-339,4125 Reception 301,1375-303,4125	Mobile radiotelephony "Altay"
8		14-06-21/4557	Transmission 337,1375-337,3125 Reception 301,1375-301,3125	Mobile radiotelephony "Altay"
9		14-05-26/21096	159,500	Paging
10		14-05-20/35787	159,500	Paging
11		03-04407	Transmission 302,0375-303,0125 Reception 338,0375-339,0125	Mobile radiotelephony "Altay"
12	Rostovelectrosvyaz	15-06-21/4867	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"
13		15-06-21/4868	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"
14		15-06-21/4869	Transmission 341,2250-341,7125 Reception 305,2250-305,7125	Mobile radiotelephony "Kart4-Altay"
15		15-06-21/4870	Transmission 340,9375-341,2125 Reception 304,9375-305,2125	Mobile radiotelephony "Kart4-Altay"
16		03-04417	Transmission 873,9 Reception 828,9	CDMA
17		03-08440	159,05	Paging
18	Sevosetinelectrosvyaz	15-06-21/4866	Transmission 339,7375-339,9125 Reception 303,7375-303,9125	Mobile radiotelephony "Altay"

3.3

3.4 Plans of Issuer's Future Operation

Strategic goal of "UTK" PJSC is to strengthen its market position and to reach a 51% share in revenues of telecom sector of the Southern Federal District in 2006. The following measures should provide the realization of the Company's strategic goal: stable annual growth of sales volume keeping the existing profit level, growth of new services' share in total revenue structure up to 12%t in 2006, increase of volume and range of provided services, realization of the program on the Company's corporate restructuring.

Budget (business-plan) of "Southern Telecommunications Company" PJSC for the year 2004 provides for a total revenue of RUR 17 018 mln which is up 26,4% compared with 2003. Revenues from core activity (sale of telecom services) are to be increased by 27.3% reaching RUR 16 818 mln including local telephony – RUR 6 864mln (a 29.3%-increase), long-distance telephony – RUR 8 317 mln (+39%), value-added services – RUR 873 mln (+61.7%).

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity.

In 2004 the considerable revenue growth from traditional services will result from putting into service the planned capacity of 598 605 lines and increase in number of basic telephones by 390 000 sets (+31.4%). Total installed capacity is to reach 4 187 616 lines in 2004.

When planning revenue structure the Company gives preference to growth of value-added services' share. Telecom market of the Southern Federal District is characterized by low level of penetration of value-added services (intelligent services, broadband access, etc) which tariffs are not regulated by government. "UTK" PJSC main task for 2004 is to strengthen its position in the market of perspective and profitable services and to increase VAS share in total revenue structure in order to raise the Company's general level of profitability.

In 2004 "UTK" PJSC plans considerable development of data transmission multi-service networks including creation of new access nodes and modernization of the old ones on the basis of Cisco Systems equipment. Total number of planned access nodes is 100 units (8 477 ports).

Besides, the Company plans to build call-centers in Rostov and Volgograd and to provide ISDN, IP-telephony and intelligent services to wider range of customers.

In 2004 level of local telephone networks digitization is to be increased from 49,08% to 58,2%. Installed capacity of local telephone network is to make up 4.190 mln lines as at 31.12.04.

The Company's development plans are supported by 2004 plan of capital expenditures which provide for RUR 8 464,1 mln of capital investments and RUR 8 498,5 mln of basic assets to be put into operation.

Medium-term strategic directions of "UTK" PJSC development:

- meeting the solvent demand for key telecom services by increase of equipped number capacity, introduction of the system of time-based (per-minute) billing of local telephone call;
- creation of integrated clearing and service centers;
- development of public Internet-access center, connection of regional data transmission networks to Internet;
- introduction of intelligent services;
- improvement of corporate client service, formation of optimal packet of services for corporate clients;
- formation of departments for work with vip-clients, equipping public communication centers with conferencing equipment, selling services to corporate users, active address advertising.

Long-term strategic directions of "UTK" PJSC development:

- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);
- introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability;
- optimal tariff policy taking into consideration interests of the Company and its shareholders;
- pressing marketing policy;
- hard control of expenditures' volume;
- improvement of corporate management

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

3.5 Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

3.5.1. Name of the organization: Iskra – the Association of Operators of the Federal Business Servicing Network (BSN)

Place and functions of the Issuer in the organization: "Southern Telecommunications Company" PJSC is a participant in the Iskra BSN Association situated at the address: 40, Leninskiy prospect, Moscow. The Association was established by legal persons to help its members coordinate their business, represent and protect their common interests. The Issuer participates in the management of the Association, has the priority right to use services of the Association on preferential terms, represents the Association in its operation regions

Basis of participation: Minutes of UTK Annual General Shareholders' Meeting of 21.06.2002.

Evidence of participation: Minutes of Extraordinary Meeting of the Association members № 02/2001 of 20.07.2001.

3.5.2. Name of the organization: the Association of Telecom Companies of the Povolzhskiy Region

Place and functions of the Issuer in the organization: Pursuant to item 2 of article 58 and item 1 of Article 129 of the Civil Code of the Russian Federation "Southern Telecommunications Company" PJSC is a successor of "Volgogradelectrosvyaz" OJSC and "Svyazinform" OJSC of the Astrakhan Region which were the participants of the Association of Telecom Companies of the Povolzhskiy Region, situated at the address: 1/3, Kuprin Str., Penza. The Association was founded in order to develop and popularize telecom services provided by its members in the region, coordinate telecom business in the region, ensure the rights of its participants, represent common interests in state and other structures and in international organizations. "Southern Telecommunications Company" PJSC is a participant of the Association.

Basis of participation: Minutes of the Board of Directors of "Volgogradelectrosvyaz" OJSC of 30.12.1999, Minutes of the Board of Directors of "Svyazinform" OJSC of the Astrakhan Region of 29.12.1999.

Evidence of participation: Minutes of Extraordinary Meeting of the Association members № 1 of 18.01.2000.

3.5.3. Name of the organization: Association of MDKR networks Operators (CDMA)

Place and functions of the Issuer in the organization: Pursuant to item 2 of article 58 and item 1 of Article 129 of the Civil Code of the Russian Federation "Southern Telecommunications Company"

PJSC is a successor of "Rostovelectrosvyaz" OJSC which was a participant of the Association of MDKR networks Operators (CDMA), situated at the address: building 2, 27-29, Smolenskaya-Sennaya pl., Moscow. The Association was founded in order to consolidate the efforts of Russian operators who create radiotelephone networks using CDMA technology.

Basis of participation: Minutes of the Annual General Shareholders' Meeting of "Rostovelectrosvyaz" OJSC of 23.06.1998.

Evidence of participation: registration certificate № 7 of 12.11.1998

3.6. Issuer's subsidiaries and affiliates

3.6.1. **Full registered name:** "Intmashservice" Limited Liability Company

Abbreviated name: "Intmashservice" Ltd.

Location: 8, Golubinskaya Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Maintenance and repair of communication facilities

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

3.6.2. **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar , 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.3. **Full registered name:** "Health-care center "Orbita" Closed Joint –Stock Company

Abbreviated name: "Orbita" CJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.4. **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

3.6.5. **Full registered name:** "Center of logistical support" Closed Joint –Stock Company

Abbreviated name: "CMTO" CJSC

Location: 5/2, Vishnyakovoy Str., Krasnodar, 350001

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: logistical support services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.6. **Full registered name:** "Interelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "Interelectrosvyaz" CJSC

Location: 5, 19 Partsyezda Str., Volzhskiy, Volgograd region, 404131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: services of local telephony

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results, under liquidation. On September 26, 2003 Arbitration Court of the Volgograd Region declared it bankrupt. Bankruptcy proceedings started.

3.6.7. **Full registered name:** "Avtocenter-Yug" Closed Joint –Stock Company

Abbreviated name: "Avtocenter-Yug" CJSC

Location: 48, Myskhakskoe shosse, Novorossiysk, 353919

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: car repair services

The company's importance for the issuer's business activity: under liquidation

3.6.8. **Full registered name:** "Private security service "Zaschita-S" Limited Liability Company

Abbreviated name: "CHOP "Zaschita-S" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: private security services

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.9. **Full registered name:** "Armavirskiy zavod svyazi" Associated Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.10. **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" Ltd.

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.11. **Full registered name:** "Telesot-Alania" Closed Joint –Stock Company

Abbreviated name: "Telesot-Alania" CJSC

Location: 6, Gugkaeva Str., Vladikavkaz, RSO-A, 362035

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 52,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of GSM-900 standard

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.12. **Full registered name:** "Stavtelecom named after V.I.Kuzminov" Open Joint –Stock Company

Abbreviated name: "Stavtelecom named after V.I.Kuzminov" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 51 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: local telephone services (urban and rural), development of 18ON services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.13. **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 9, Mira Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.14. **Full registered name:** "Astrakhan-Mobile" Closed Joint –Stock Company

Abbreviated name: "Astrakhan-Mobile" CJSC

Location: 3, Studencheskaya Str., Astrakhan, Russian Federation, 414004

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.15. **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.16. **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.17. **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.18. **Full registered name:** "Volgograd-Mobile" Closed Joint –Stock Company

Abbreviated name: "Volgograd-Mobile" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800/DAMPS standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.19. **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 45 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.20. **Full registered name:** "Mobilcom" Closed Joint –Stock Company

Abbreviated name: "Mobilcom" CJSC

Location: 14, Gorky Str., Vladikavkaz, RSO-A

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 35 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Cellular and paging services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.21. **Full registered name:** "Sotovaya svyaz-Alania" Closed Joint –Stock Company

Abbreviated name: "Sotovaya svyaz-Alania" CJSC

Location: 14, Gorky Str., Vladikavkaz, RSO-A

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 30 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Cellular services of NMT-450 standard

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.22. **Full registered name:** "Stavropolskoe Commercial Television" closed Joint –Stock Company

Abbreviated name: "SKET" CJSC

Location: 4, Tukhachevskiy Str., Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 26,82 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Broadcasting TV programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.23. **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" Ltd.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 24 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.24. **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 23,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.25. **Full registered name:** "Kabardino-Balkarskiy GSM" Closed Joint –Stock Company

Abbreviated name: "Kabardino-Balkarskiy GSM" CJSC

Location: 14, Shogentsukova pr., Nalchik, 360051

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 20 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Building and commercial operation of cellular network of GSM-900 standard, providing all telecom services including international telephony to legal and natural persons, rendering cellular services

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.26. **Full registered name:** "Karachaevo-CherkesskTeleSot" Closed Joint –Stock Company

Abbreviated name: "Karachaevo-CherkesskTeleSot" CJSC

Location: 147, Lenin pr., Cherkessk, 369000

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 20 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: providing cellular services of GSM-900 standard

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.7. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.7.1. Fixed Assets

Fixed assets as at the end of the reported quarter:

Original (replacement) value, RUR : this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year.

Depreciation charges, RUR: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Structure of fixed assets: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Date of revaluation: 01.01.2003

Complete balance sheet value prior to revaluation: 19 533 710 000 rubles

Depreciated cost prior to revaluation: 12 486 729 000 rubles.

Complete balance sheet value after revaluation: 21 732 185 000 rubles.

Depreciated cost after revaluation: 13 953 774 000 rubles.

Revaluation method: Revaluation was carried out according to market value by direct recalculation on the basis of the data confirmed by documents.

Explanations of revaluation method:

Revaluation was carried out with the participation of the appraiser in accordance with the standards of professional practice and ethic code of the Russian Association of Appraisers.

Information about the appraiser:

Full registered name: "ROSTO" Limited Liability Company

Abbreviated name: "ROSTO" Ltd

Location: 102, Novorossiyskaya Str., Krasnodar, 350058

TIN: 2308057388

Postal address: 102, Novorossiyskaya Str., Krasnodar, 350058

Phone: (8612) 55-00-49

Fax: (8612) 55-00-49

E-mail: elan@istnet.ru

Group of fixed assets	Complete value prior to revaluation, RUR	Depreciated cost before revaluation, RUR.	Date of revaluation	Complete value after revaluation, RUR	Depreciated cost after revaluation, RUR.
Buildings	1 857 304 000	1 355 656 000	01.01.2003	4 055 779 000	2 822 701 000
Total:	1 857 304 000	1 355 656 000	-	4 055 779 000	2 822 701 000

As of 31.12.2003 only revaluation of the group of fixed assets "buildings" was carried out.

In 2004 the Issuer does not plan to acquire, replace or retire fixed assets which value exceeds 10 % of total fixed assets value.

Information on all the facts of the Issuer's fixed assets burden as of 31.12.2003

Character of the fixed assets burden	Date of the burden beginning	Valid till	Other terms
Left as a security under the Credit Agreement № 790 with the Savings Bank of the Russian Federation	13.11.2002	02.07.2004	Amount of liability: 288817787 RUR
Left as a security under the Credit Agreement № 23 with the Savings Bank of the Russian Federation	28.02.2003	24.01.2006	Amount of liability: 642573300 RUR
Left as a security under the Credit Agreement № 1464 with Volgograd branch of OJSC "Alfa-Bank"	28.04.2003	28.04.2004	Amount of liability: 363825000 RUR
Left as a security under the Credit Agreement № 78327 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	20.06.2003	19.06.2004	Amount of liability: 573907870 RUR
Left as a security under the Credit Agreement № 060/214/03 with International Moscow Bank	08.08.2003	08.08.2005	Amount of liability: 390041367,91 RUR
Left as a security under the Credit Agreement № 120/03 with OJSC "Promyshlenno-stroitelniy bank"	18.08.2003	12.02.2004	Amount of liability: 291352218 RUR
Left as a security under the Credit Agreement № (ERP)78489 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	05.08.2003	09.12.2006	Amount of liability: 712095414 RUR
Left as a security under the Credit Agreement № 130 with the Savings Bank of the Russian Federation	25.08.2003	18.02.2005	Amount of liability: 962122430,89 RUR
Left as a security under the Credit Agreement № KRD/RK/59/03 with AKB "Rosbank"	14.10.2003	10.10.2006	Amount of liability: 1150075580 RUR
Left as a security under the Credit Agreement № 218 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	Amount of liability: 806211720 RUR

3.7.2. Value of Issuer's Real Estate

Total value of real estate, RUR ths: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Value of charged depreciation, RUR ths: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Information about the valuation of real estate.

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

4. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Not to be presented in the quarterly report for the fourth quarter

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Not to be presented in the quarterly report for the fourth quarter

4.2. The issuer's liquidity

Not to be presented in the quarterly report for the fourth quarter

4.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds

4.3.1. Amount and Structure of Issuer's Capital and Circulating Funds

Authorized capital, RUR: 1 297 779 384,66

Authorized capital pursuant to the Charter, RUR: 1 297 779 384,66

Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer): none

The issuer's reserve capital formed from the Company's profit, RUR: 64 889 000

Additional paid-in capital reflecting increase of assets value after revaluation, RUR:

This value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Amount of difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR: 0

Retained net profit of the Issuer, RUR: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Special purpose financing and funds including those received from other companies and persons, budget, etc., RUR: 0

Total capital value of the Issuer, RUR: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Structure and amount of the Issuer's current assets in accordance with its accounting reports: this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

The Issuer tries to minimize the current accounts payable which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of circulating capital.

4.3.2. Issuer's Capital and Circulating Assets Adequacy

Sufficiency of issuer's own capital for fulfilling short-term liabilities and covering current operating expenses of the issuer.

this value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year

Amount of the Issuer's average daily operating debt service expenses for the last expired quarter was RUR 3 710.00 ths.

Estimate of the sufficiency of issuer's circulating funds for covering current operating expenses.

This value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year.

4.3.3. Monetary funds

The Company's monetary funds requirement for the next quarter, year and their potential sources.

Period	Monetary funds requirement, RUR ths	Potential sources
1Q04	7 261 971	Own funds 51.75% Borrowed funds 48.22% Investments 0.03%
2004	30 027 971	Own funds 61.24% Borrowed funds 38.64% Investments 0.11%

Own funds include earnings from telecom services (residential and business sectors), telecom operators, activity as an agent and other.

Borrowed funds include bond loans, long-term and short-term credits.

Investments include earnings from realization of long-term assets, interest income, repaid loans.

Adverse factors that can affect the Issuer's monetary funds requirement and its opportunity to receive them:

- change in financial market;
- deterioration of the balance structure;
- the Issuer will exhaust the crediting limit.

Access of the Issuer to bank credits, attraction of monetary funds by securities' issue, borrowed funds from other sources (including loans granted by the companies that can exert influence on the Issuer due to dominant share in its authorized capital or agreement concluded among them or any other way), and other possible sources of financing. Amount of possible financing.

In IQ04 the Issuer plans to receive credits from AKB "Rosbank" and to place a bond loan worth of 1, 500, 000, 000 rubles (the launch date of placement is February 11, 2004)..

Data on frozen bank account balances, name of the banks, reasons and terms of the freeze.

No frozen accounts.

The issuer's accounts payable on bank credit file.

No such accounts payable.

4.3.4. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the quarter under report.

Investments in securities.

Kind, category (type), form of securities: ordinary registered non-documentary shares

Full and abbreviated registered name of the issuer: Private Joint –Stock Company "Health-care center "Orbita"/ CJSC "Health-care center "Orbita".

Location: Olginka, Tuapse district, Krasnodar Krai, 352840

State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer: 274 400

Total par value of securities owned by the Issuer: 274 400 000

Total balance value of securities owned by the Issuer: 274 400 000

Balance value of securities of the Issuer's subsidiaries and affiliates:

Amount of principal debt and charged (paid) income yielded by bills, deposit accounts, certificates and other non-emissive debt securities, maturity period: no such investments.

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination, period of payment: none.

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company, payout period: none.

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Information of reserves created for devaluation of the securities.

No income has been charged or paid by the securities during the period of the Company's operation.

Other financial investments

There are no other financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the quarter under report.

4.3.5. Issuer's Intangible Assets

Original (replacement) cost of intangible assets, RUR: This value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year.

Depreciation charged, RUR: This value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year.

Intangible assets structure: This value is calculated on the basis of accounting reports as of December 31, 2003 to be presented within 90 days after the end of the year.

Accounting for intangible assets.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method. The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director. The cost of intangible assets is redeemed through the accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development, in respect of licenses and patents, new designs and research .

Year	Payments for licenses, RUR	Payments for NIOKR, RUR
1998	4 840	0
1999	2 870 005	0
2000	372 355	200 000
2001	8 252 477	21 957 000
2002	160 633	35 719 700
Total	11 660 310	57 676 700

The Issuer's policy in the field of scientific and technical development, in respect of licenses and patents, new designs and research

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

№23899 "Providing services of local and intra-zonal telephony"

Valid till	04.10.2012
Start date of the services' provision (not later)	04.10.2003
Date of registration in the Single register of telecom licenses	04.10.2002

№24059 " Providing telegraph services"

Valid till	24.10.2007
Start date of the services' provision (not later)	31.10.2002
Date of registration in the Single register of telecom licenses	24.10.2002

№24058 " Providing services of domestic and international long-distance telephony"

Valid till	24.10.2007
Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№24076 " Providing services of radio telephony with mobile objects" (Krasnodar Territory, after obtaining frequency permissions "UTK" PJSC will execute supplements to the license for other territories)

Valid till	31.10.2007
Start date of the services' provision (not later)	31.10.2003
Date of registration in the Single register of telecom licenses	31.10.2002

№24062 " Providing paging services" (Krasnodar Territory, after obtaining frequency permissions "UTK" PJSC will execute supplements to the license for other territories)

Valid till	24.10.2005
Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№24060 "Lease of communication channels"

Valid till	24.10.2007
Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№24807 "Broadcasting sound programs via wired radio network"

Valid till	31.10.2007
Start date of the services' provision (not later)	31.10.2003
Date of registration in the Single register of telecom licenses	31.10.2002

№24056 "Data transmission services"

Valid till	24.10.2007
Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№24057 "Provision of telematic services"

Valid till	24.10.2007
Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№24061 "Provision of paging services (Territory of the Volgograd region).

Valid till	24.10.2005

Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№24063 "Provision of paging services (Territory of the Rostov region).

Valid till	24.10.2005
Start date of the services' provision (not later)	24.10.2003
Date of registration in the Single register of telecom licenses	24.10.2002

№22716 " Providing local radio access telephone services (CDMA, Territory of Severnaya Osetia Republic)

Valid till	19.12.2007
Start date of the services' provision (not later)	04.10.2003
Date of registration in the Single register of telecom licenses	04.10.2002

№22743 Providing local radio access telephone services (CDMA, Territory of the Rostov region)

Valid till	19.12.2007
Start date of the services' provision (not later)	04.10.2003
Date of registration in the Single register of telecom licenses	04.10.2002

№2251 "Telecom activity in the territory of the Russian Federation"

Valid till	01.08.2006
Start date of the services' provision (not later)	01.08.1996

In 2004 the Company plans to obtain licenses for providing services of digital cable TV all over the territory of operation of "Southern Telecommunications Company" PJSC.

4.5.Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- Transition to time-based billing system for local outgoing calls;
- fundamental improvement of tariff policy;
- Increase of a technical level of public telephone systems.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically sound costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest"PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- Growth of local tariffs;
- Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;

- Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;
- Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level

According to analytics' appraisal, Russian interregional telecom companies are 35-40% cheaper than similar companies of emerging markets in terms of EV/S ratio. In this connection development of Russian telecoms is expected to be more intensive than that of the foreign similar operators because their current market estimation is much lower.

5. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies in accordance with its Charter:

- General Shareholders' Meeting is the Company's supreme governing body.
- Board of Directors is a collective governing body exercising general management of the Company's activity.
- Management Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.
- General Director is the personal executive power exercising management of the Company's current activity.

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter. General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1) making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint-Stock Companies" to be voted in favour of them by 3/4 of voting shareholders present at the Meeting);
2) the Company's reorganization that shall be voted in favor of it by 75 percent of voting

shareholders taking part in the General Shareholders' Meeting;

3) the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

6)determining quantity, nominal value, category (type) of the Company's declared shares and rights given to their holders that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

7) increase of the Company's charter capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

8) increase of the Company's charter capital by distribution of additional shares by means of public subscription, should the number of additional shares exceed 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

9) increase of the Company's charter capital by distribution of additional shares by means of private subscription, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

10)reduction of the Company's charter capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

11)election of the members of the Company's Auditing Commission and early termination of their terms of reference that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

12)approving the Company's auditor, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

13)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses including dividend payment that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

14)procedure for conducting a General Shareholders' Meeting, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

16)taking decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Article XI of the Federal law "On Joint Stock Companies";

17)taking decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the distribution by subscription of the Company's common shares and distribution of the issued securities transferable into the Company's common shares, that shall be voted in favor of them by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

18)participating in holdings, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

19) approving internal regulations on functions of the Company's

organs, that shall be voted in favor of it by majority of voting

shareholders taking part in the General Shareholders' Meeting;

20) distribution of the Company's bonds and other emissive securities transferable into shares if they are distributed by means of private subscription or public subscription, in case the bonds

(emissive securities) can be transferred into the Company's common shares exceeding 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

21)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

22) release of a person who on his own or together with his affiliated persons acquired over 30 percent the Company's registered common shares from obligations to purchase shares from other Company's shareholders, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting with the exception of the votes held by this person or his affiliated persons;

23) delegation of the authority of the Company's individual executive power to the managing organization or the manager , that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

24) other matters stipulated by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting shall have the right to take decision on issues set forth in subparagraphs 2,7,8,9,15-19,23 of the present Charter only upon the presentation of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce proposals into the agenda of an Annual or Extraordinary General Shareholders' Meeting shall not require from the Board of Directors introduction of the mentioned issues into the Meeting's agenda.

General Shareholders' Meeting shall not be entitled to consider and take decisions on matters outside its competence pursuant to the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;
2) Preliminary approval of transactions exceeding the limits of the Company's annual budget;
3) Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";
4) Approval of a General Shareholders' Meeting's agenda;
5) Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;
6) Preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by distribution of additional shares not exceeding the number of declared shares specified by the present Charter except for the matters pursuant to subparagraphs 8,9 of paragraph 12.2. hereof;

8) distribution of the Company's bonds and other emissive securities not transferable into the Company's shares under the terms of their distribution;

9) distribution of the Company's bonds and other emissive securities transferable into shares if the aforesaid bonds (emissive securities) shall be distributed by means of public subscription, and the bonds (emissive securities)may be transferred into the Company's common shares constituting no more than 25 percent of the Company's common stock having already been distributed;

10) determining property value, price of placement and repurchase of the emissive securities in

cases specified by the Federal Law “On Joint-Stock Companies”;

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;
12) acquisition of the Company's registered shares, bonds and other securities;
13) approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar;
14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;
15) allocation of the Company's reserve and other funds;
16) supervision of internal control procedures;
17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;
18) approval of the Statute on the Company's branch establishment executing internal control functions, approval of candidate to be appointed head of a branch, considering other issues to be approved by the Board of Directors pursuant to the Statute on the Company's branch establishment
19) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;
20) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 25 – 50 percent of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with distribution of the Company's common shares by means of subscription (sale), and transactions connected with distribution of the emissive securities transferable into the Company's common shares;
21) approving transaction when there is a self-interest in them in cases specified by the Part XI of the Federal Law “On Joint-Stock Companies”;
22) approval of the Company's organizational structure including the main functions of branch establishments;
23) establishing the Company's branches and representative offices and their liquidation, approving Statutes on branches and representative offices;
24) preliminary approving candidates to be appointed Directors of a branch or representative office and their dismissal;
25) approval of annual budgets, development strategies and programs, making alterations in these documents and considering the results of their realization;
26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;
27) electing (reelecting) the Board of Director's Chairman and the Vice-chairman;
28) formation of the Company's collective executive organ (Management Board), determining its term of office and pre-term cessation of powers of the members of the Management Board;
29) approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board;
30) permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;
31) formation of standing or interim committees of the Board of Directors, approval of their Statutes;
32) appointment and dismissal of the Company's Corporate Secretary, approval of Statute on the machinery of the Company's Corporate Secretary;
33) approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board, directors of branches and representative offices, head of

the Company's separate division executing functions of internal control, Corporate Secretary; examining cases to be approved by the Board of Directors in accordance with the aforesaid contracts;

34) approving resolutions on the Company's participation (joining as a participant, termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations as well as by contributing to their legal capitals;

35) approving resolutions on the Company's participation in non-commercial organizations, except for the cases stipulated by subparagraph 18 of paragraph 12.2. hereof, by joining as a participant, termination of participation, bringing additional contributions (fees) in relation to the Company's participation in non-commercial organizations;

36) approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's associated companies (supreme governing bodies of other organizations) in which the Company is the sole participant;

37) determining the order of the Company's cooperation with organizations in which the Company is a shareholder;

38) approval of the internal document on disposal (making public) of information about the Company;

39) approval of other than stipulated in paragraph 13.4 hereof internal regulations on the issues falling within the competence of the Company's Board of Directors except for the issues to be approved by the General Shareholders' Meeting or the Company's executive organs pursuant to the Company's Charter;

40) other issues specified by the Federal Law "On joint-stock companies" and the present Charter.

Issues falling into the exclusive competence of the Board of Directors, shall not be delegated for decision to collective or individual executive body of the Company.

Individual and collective executive organs' terms of reference according to the Company's Charter:

1) working out proposals on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs, suggestions on making corrections in the aforementioned documents;
2) approving the internal control procedures;
3) developing the Company's social and personnel policy;
4) approving internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;
5) preparing materials and draft resolutions on issues to be approved by a General Shareholders' Meeting, Board of Directors and filing materials to the committees of the Board of Directors;
6) organizational and technical support of the activity of the Company bodies;
7) developing technical, economic, financial and tariff policy of the Company and its branches.
8) developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;
9) determining the methodology of planning, budgeting and controlling of the Company and its branches;
10) developing security policy of the Company and its branches;
11) determining the procedure of allotting assets to a branch and withdrawing the assets owned by a branch;
12) determining the quantitative structure of the branches' collective executive bodies, appointing their members, pre-term cessation of their powers approving Statute on the collective executive organ of a branch;
13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;

14)approving terms of contracts (additional agreements), concluded with the members of the collective executive organs of the branches, deputy directors, chief accountants of the branches and representative offices, examining issues to be approved by the Management Board in accordance with the aforesaid contracts;

15)approving interim (quarterly) budgets of the branches, making alterations in the aforementioned documents;

16)analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;

17)approving internal document regulating the issues referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.

Management Board has the right to adopt resolutions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

The above mentioned terms of reference of the Company's executive bodies fall within the sole competence of the issuer's Management Board.

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics.

At present such Code is being worked out.

5.2. Information on Members of the Issuer's Governing Bodies

Members of the Issuer's Board of Directors

Chairman: ***Vadim Yevgenyevich. Belov***

Members of the Board of Directors:
Vadim Yevgenyevich Belov

Date of birth: 1958
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kirovelectrosvyaz" OJSC	1999 - 2000	Chairman of the Supervisory Board
OJSC "Volgogradelectrosvyaz"	1999 – 2000	Chairman of the Board of Directors
	2000 - 2002	Member of the Board of Directors
"Electrosvyaz" OJSC, Stavropol Territory	1999 - 2000	Member of the Board of Directors
"Uralsvyazinform" OJSC	1999 - 2001	Chairman of the Board of Directors
	2001 - 2003	Member of the Board of Directors
	2003 – till present time	Chairman of the Board of Directors
"Electrosvyaz" OJSC, Primorski Region	1999 - 2000	Member of the Board of Directors
OJSC "Kubanelectrosvyaz"	1999 - 2001	Chairman of the Board of Directors
"Electrosvyaz" OJSC, Moscow region	1999 - 2000	Chairman of the Board of Directors
	2000 - 2001	Member of the Board of Directors
"Central Telecommunications Company" OJSC	2001 - till present time	Member of the Board of Directors

Company	Period	Position held
"Rostelecom" OJSC	2000 - till present time	Member of the Board of Directors
"Electrosvyaz" OJSC, Novosibirsk Region	2001 - 2002	Member of the Board of Directors
"Electrosvyaz" OJSC, Rostov region	2001 - 2002	Chairman of the Board of Directors
"Uraltelecom" OJSC, Sverdlovsk Region	2001 - 2002	Chairman of the Board of Directors
"Central Telegraph" OJSC	2002 - till present time	Member of the Board of Directors
"North-Western Telecom" OJSC	2002 - till present time	Member of the Board of Directors
"Chelyabinsksvyazinform" OJSC	2002 - 2002	Member of the Board of Directors
NP "Research Center of Telecommunications Development"	2003 - till present time	Chairman of the Board of the Partnership
"RTC-Leasing" OJSC	2003 – till present time	Member of the Board of Directors
Non-governmental Pension Fund "Rostelecom-Garantiya"	2001 - 2003	Member of the Board of the Fund
"Svyazinvest" OJSC	1999 - till present time	Deputy General Director, member of the Management Board
"Southern Telecommunications Company" PJSC	2001 - till present time	Chairman of the Board of Directors
Non-governmental Pension Fund "Telecom-Soyuz"	2002 - 2003	Member of the Board of the Fund
AKB "Svyaz-Bank"	**2002 - 2003**	**Member of the Board of Directors**
"RTC-Invest" CJSC	**2002 - 2003**	**Chairman of the Board of Directors**

Share in the Issuer's authorized capital: 0,00004

Share of the Issuer's common stock: 0,0001

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Petrosovich Avdiyants

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 2000	Deputy Director of the Economic Forecasting and Consolidated Planning Department
"Svyazinform" OJSC, Chuvashia Republic	1999 - 2001	Chairman of the Board of Directors

Company	Period	Position held
"Electrosvyaz" OJSC, Kostroma Region	1999 - 2000	Member of the Board of Directors
"Ekaterinburgskaya telefonnaya set" OJSC	1999 - 2000	Member of the Board of Directors
"Svyazinvest" OJSC	2000 - 2001	Executive director - Director of the Economic Forecasting and Consolidated Planning Department
"Rostelecom" OJSC	2000 - 2000	Member of the Board of Directors
	2001 - 2002	Member of the Board of Directors
	2003 – till present time	Member of the Board of Directors
"Electrosvyaz" OJSC, Kostroma Region	2000 - 2002	Chairman of the Board of Directors
"Kostromskaya GTS" OJSC	2001 - 2003	Member of the Board of Directors
"Central Telegraph" OJSC	2002 - 2002	Member of the Board of Directors
"Magadansvyazinform" OJSC	2001 - 2002	Chairman of the Board of Directors
"Svyazinvest" OJSC	2001 - till present time	Executive director - Director of the Economic Planning and Tariff Policy Department
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors
"Rostelecom" OJSC	2003 - till present time	Member of the Board of Directors
"Central Telecommunications Company" OJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Mikhail Borisovich Vasilyev

Date of birth: 1954

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	1996 - till present time	Director
"Abrasive Plant"Ilyich" OJSC	2001 - till present time	Member of the Board of Directors
"Bolshoy Gostiniy Dvor" OJSC	2001 - till present time	Member of the Board of Directors
"Arkhenergo" OJSC	2002 - till present time	Member of the Board of Directors

Company	Period	Position held
"Electroapparat" OJSC	2002 - till present time	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Igor Vilguelmovich Volkovyski

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Armed Forces of Russia	1997 - 2000	1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters
Staff of the Presidential Plenipotentiary for the Southern Federal District	2001 - till present time	Head of the Administrative Department
"Southern Telecommunications Company" PJSC	2002 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Lukich Gorbachev

Date of birth: 1950

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1994 - 2001	General Director
"Kubanelectrosvyaz" OJSC	1996 - 2001	Member of the Board of Directors
"Kubanelectrosvyaz" OJSC	1996 - 2001	Chairman of the Management Board
"Kuban-GSM" CJSC	1997 - 2002	Chairman of the Board of Directors
Association of telecom operators of the Northern Caucasus	2000 - 2003	President
"Electrosvyaz of Adygeia Republic" OJSC	2001 - 2002	Member of the Board of Directors
"Rostovelectrosvyaz" OJSC	2001 - 2002	Member of the Board of Directors
"Sevosetinelectrosvyaz" OJSC	2001 - 2002	Chairman of the Board of Directors
"Volgogradelectrosvyaz" OJSC	2001 - 2002	Chairman of the Board of Directors
"Kabardino-Balkarskaya svyaz" OJSC	2001 - 2002	Member of the Board of Directors
"Health-care complex "Orbita"CJSC	2001 - 2002	Chairman of the Board of Directors
"Electrosvyaz" of Stavropol Territory" OJSC	2001 - 2002	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - 2003	General Director
"Kuban-GSM" CJSC	2002 - 2003	Member of the Board of Directors
"TeleRoss-Kubanelectrosvyaz" CJSC	1998 - till present time	Chairman of the Board of Directors (without remuneration)
"Southern Telecommunications Company" PJSC	2001 - till present time	Member of the Management Board (without remuneration)
"Southern Telecommunications Company" PJSC	2001 - till present time	Vice-Chairman of the Board of Directors (without remuneration)
"Natsionalnaya taxofonnaya set" OJSC	2002 - till present time	Member of the Board of Directors (without remuneration)
RF State Duma Committee for Energy, Transport and Communications	2003 – till present time	1st Vice-chairman

Share in the Issuer's authorized capital: 0,0891%

Share of the Issuer's common stock: 0,0986%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Denis Viktorovich Kulikov

Date of birth: 1975

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
SPO "NAUFOR"	1999 - 2000	Specialist of the Department on Investor Protection
CJSC "IAUC "NAUFOR"	2000 - 2002	Expert of the Consulting Center
Investor Protection Association	2001 - till present time	expert
"Bryanskenergo" OJSC	2002 - till present time	Member of the Board of Directors
"Cherepetskaya GRES" OJSC	2002 - till present time	Member of the Board of Directors
"Ryazanenergo" OJSC	2002 - till present time	Member of the Board of Directors
"Pechorskaya GRES" OJSC	2003 - till present time	Member of the Board of Directors
"Kurskenergo" OJSC	2003 - till present time	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors
"Kalugaenergo" OJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Leonidovich Merzlenko

Date of birth: 1971

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Financial broker "Troika Dialog" CJSC	1998 - 2000	Deputy head of the section of investment banking activity
Representative office of the company "Renaissance Nominees (Cyprus)Limited" in Moscow	2000 - 2001	Vice-president of the Department for investment and banking services
"Renaissance Capital – Financial Advisor" OJSC "	2001 - till present time	Deputy General Director
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Nikolaevich Panchenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"PTS" OJSC	1999 - 2001	Member of the Board of Directors
"Saint Petersburg Telegraph" OJSC	1999 - 2000	Member of the Board of Directors
"Saint Petersburg MMT" OJSC	1999 - 2000	Member of the Supervisory Board
"Moscow MMT" OJSC	1999 - 2000	Member of the Board of Directors
"Electrosvyaz" OJSC, Vladimir Region	2001 - 2002	Member of the Board of Directors
"Lipetskelectrosvyaz" OJSC	2001 - 2002	Chairman of the Board of Directors
"Nizhegorodsvyazinform" OJSC	2001 - 2002	Member of the Board of Directors
"Electrosvyaz" OJSC, Stavropol Territory"	2001 - 2002	Chairman of the Board of Directors
"Electrosvyaz" OJSC, Rostov Region	2001 - 2002	Member of the Board of Directors
"Voronezhsvyazinform" OJSC	2002 - 2002	Chairman of the Board of Directors
"Electrosvyaz" OJSC, Vladimir Region	2002 - 2002	Chairman of the Board of Directors
"Svyazinvest" OJSC	1998 - till present time	Member of the Management Board
	1996 - till present time	Deputy General Director
"Rostelecom" OJSC	1999 - till present time	Member of the Board of Directors
"Lensvyaz" OJSC	1999 - till present time	Chairman of the Board of Directors
"Dagsvyazinform" OJSC	2001 - till present time	Chairman of the Board of Directors
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Georgy Alexeevich Romski

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Saint-Petersburg Long-distance And International telephone" PJSC	1995 - 2000	Technical Director
"Uraltelecom "OJSC	2001 - 2001	Member of the Board of Directors
"MGTS" OJSC	2001 - 2002	Member of the Board of Directors
"Central Telegraph" PJSC	2001 - 2002	Member of the Board of Directors
"Electrosvyaz" OJSC, Kaliningrad Region	2001 - 2003	Member of the Board of Directors
"SibirTelecom "OJSC	2002 - 2003	Chairman of the Board of Directors
	2003 - till present time	Member of the Board of Directors
"MobiTel"CJSC	2002 - 2003	Member of the Board of Directors
	2003 - till present time	Chairman of the Board of Directors
"VolgaTelecom "O-JSC	2003 - 2003	Member of the Board of Directors
"Globus-Telecom"CJSC	2002 - till present time	Member of the Board of Directors
"Svyazinvest" OJSC	2000 - till present time	Deputy General Director
	2000 - till present time	Member of the Management Board
"Giprosvyaz" OJSC	2001 - till present time	Chairman of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Petrovna Ukhina

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1996 - 2001	Member of the Board of Directors
"Svyazinvest" OJSC	1997 - 1999	Deputy Chief of the Department of share portfolio management
"Sevosetinelectrosvyaz" OJSC	1998 – 1999	Member of the Board of Directors

Company	Period	Position held
	1999 - 2000	Chairman of the Board of Directors
	2002 - 2002	Member of the Board of Directors
"Yartelecom" OJSC	1998 - 2001	Member of the Board of Directors
	2001 – 2002	Chairman of the Board of Directors
"Electrosvyaz of Adygeia Republic" OJSC	1998 - 1999	Member of the Board of Directors
	1999 - 2002	Chairman of the Board of Directors
"Murmanelectrosvyaz" OJSC	2000 - 2002	Chairman of the Board of Directors
"Cherepovetselectrosvyaz" OJSC	2001 - 2002	Member of the Board of Directors
"Bryansksvyazinform" OJSC	2001 - 2002	Member of the Board of Directors
"Sevosetinelectrosvyaz" OJSC	2002 - 2002	Member of the Board of Directors
"Electrosvyaz" OJSC, Vologda Region	2001 - 2002	Member of the Board of Directors
"Svyaz" PJSC, Komi Republic	1998 - till present time	Chairman of the Board of Directors
"Svyazinvest" OJSC	1999 - till present time	Deputy Director of the Department of Corporate Governance
"Southern Telecommunications Company" PJSC	2001 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrei Anatolyevich Shchepilov

Date of birth: 1977

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 1999	Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	1999 - 2001	Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	1999 - 1999	Specialist of the 1st category of the Securities' Service
"AltayTelecom" OJSC	2001 - 2002	Member of the Board of Directors

Company	Period	Position held
"Svyazinvest" OJSC	2001 - 2002	Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
"Electrosvyaz" OJSC, Altay Republic	2001 - 2002	Member of the Board of Directors
"Svyazinvest" OJSC	2002 - 2003	Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department
	2003 - 2003	Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization
	2003 - till present time	Head of the section of the Equity Department
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Individual executive organ and members of the Issuer's collective executive organ:

Person acting as the Issuer's individual executive organ:

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	1994 - 1999	Director
"Kubanelectrosvyaz" OJSC	1996 - 2001	Member of the Management Board
	1999 - 2001	Member of the Board of Directors
Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	1999 - 2001	Deputy General Director – Director of Krasnodarskiy GUES
"TeleRoss-Kubanelectrosvyaz" CJSC	2000 - 2003	Member of the Board of Directors
Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	2001 - 2003	Deputy General Director – Director of KGUES
"Kuban-GSM" CJSC	2001 - 2003	Member of the Board of Directors
"Kubanelectrosvyaz" – branch of "Southern Telecommunications	2003 - 2003	"UTK" PJSC Deputy General Director – Director of the branch

Company	Period	Position held
Company" PJSC		
"Kubintersvyaz" CJSC	1996 – till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - till now	Chairman of the Management Board
	2003 - till now	General Director

Share in the Issuer's authorized capital: 0,0346%

Share of the Issuer's common stock: 0,0398%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Members of the Issuer's Management Board

Alexander Valentinovich Apalko
Date of birth: 1947

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1996 - 2001	Member of the Board of Directors
	1996 - 2001	Deputy General Director – Director of the branch "Sochielectrosvyaz"
"Kuban-GSM" CJSC	1997 - 2002	Member of the Board of Directors
"Kubintersvyaz" CJSC	1999 - 2000	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - 2002	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - 2002	"UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"
"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Head of the branch "Sochielectrosvyaz"
"Southern Telecommunications Company" PJSC	2002 - till now	Member of the Management Board

Share in the Issuer's authorized capital: 0,0195%

Share of the Issuer's common stock: 0,0225%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyudmila Ivanovna Devyatkina

Date of birth: 1955

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1997 - 1999	Deputy Chief of Investment Management
"Electrosvyaz" OJSC Pskov Region	1999 - 2002	Chairman of the Board of Directors
"Kostromskaya GTS" OJSC	1999 - 2000	Member of the Board of Directors
"Central Telegraph" OJSC	2000 - 2001	Member of the Board of Directors
"Electrosvyaz" OJSC Vladimir region	2001 - 2002	Member of the Board of Directors
"Svyazinvest" OJSC	1999 - till now	Deputy Director-Head of the Logistics Section of the Capital investments Department
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	1994 - 1999	Director
"Kubanelectrosvyaz" OJSC	1996 - 2001	Member of the Management Board
	1999 - 2001	Member of the Board of Directors

Company	Period	Position held
Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	1999 - 2001	Deputy General Director – Director of Krasnodarskiy GUES
"TeleRoss-Kubanelectrosvyaz" CJSC	2000 - 2003	Member of the Board of Directors
Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	2001 - 2003	Deputy General Director – Director of KGUES
"Kuban-GSM" CJSC	2001 - 2003	Member of the Board of Directors
"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2003 - 2003	"UTK" PJSC Deputy General Director – Director of the branch
"Kubintersvyaz" CJSC	1996 – till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - till now	Chairman of the Management Board
	2003 - till now	General Director

Share in the Issuer's authorized capital: 0,0346%

Share of the Issuer's common stock: 0,0399%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Leonid Mikhailovich Izyuryev

Date of birth: 1952

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Accounting Center – branch of "Volgogradelectrosvyaz" OJSC	1998 - 2000	Deputy General Director of "Volgogradelectrosvyaz" OJSC – Director of the branch
Volgograd open Joint –Stock Company "Electrosvyaz"	2000 - 2002	General Director
Volgograd open Joint –Stock Company "Electrosvyaz"	2000 - 2002	Member of the Board of Directors
Volgograd open Joint –Stock Company "Electrosvyaz"	2000 - 2002	Chairman of the Management Board
"Volgograd-Mobile" CJSC	2000 - 2003	Member of the Board of Directors
"Volgograd-GSM" CJSC	2000 - 2003	Member of the Board of Directors
"Volgogradelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch
"Southern Telecommunications	2003 - till now	Member of the Management Board

Company	Period	Position held
Company" PJSC		

Share in the Issuer's authorized capital: 0,0019%

Share of the Issuer's common stock: 0,0013%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Beshtau Kanamatovich Kozhiev

Date of birth: 1937

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Sevosetinelectrosvyaz" OJSC	1994 - 2002	Chairman of the Management Board
"Sevosetinelectrosvyaz" OJSC	1994 - 2002	Member of the Board of Directors
"Sevosetinelectrosvyaz" OJSC	1994 - 2002	General Director
"Telesot-Alania" CJSC	2002 - 2003	Chairman of the Board of Directors
"InvestStart" CJSC	2002 - 2003	Chairman of the Board of Directors
"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board
"Telesot-Alania" CJSC	2003 - till now	Member of the Board of Directors
"InvestStart" CJSC	2003 - till now	Member of the Board of Directors

Share in the Issuer's authorized capital: 0,2212%

Share of the Issuer's common stock: 0,27%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: 2% ("Telesot-Alania" CJSC)

Share of the common stock of the Issuer's branch establishments/subordinate companies: 2% ("Telesot-Alania" CJSC)

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of

the Issuer's internal or external audit committees: none

Svetlana Vasilyevna Korotenko

Date of birth: 1962.

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC	1994 - 2000	Director
Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC	2000 - 2001	Director
Tikhoretsk joint communications center – branch of "UTK" PJSC	2001 - 2002	Director
"Southern Telecommunications Company" PJSC	2002 - till now	Deputy General Director
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: 0,0159%

Share of the Issuer's common stock: 0,0189%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Victor Alexandrovich Kruzhkov

Date of birth: 1952

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1994 - 2001	Deputy General Director for Construction and Investment Policy
"Kubanelectrosvyaz" OJSC	1996 - 2001	Member of the Management Board
"AvtocenterYug" CJSC	1999 - 2002	Member of the Board of Directors
"Armavir communication facilities plant" CJSC	1999 - 2002	Chairman of the Board of Directors
"Health-care complex "Orbita" CJSC	2001 - 2002	Member of the Board of Directors
"Center of material and technical maintenance" CJSC	2001 - 2002	Chairman of the Board of Directors

Company	Period	Position held
"Yugsvyazstroy" CJSC	2001 - 2002	Chairman of the Board of Directors
"Svyazinform" of the Astrakhan Region" OJSC	2001 - 2002	Member of the Board of Directors
"Electrosvyaz of Adygeia Republic" OJSC	2002 - 2002	Member of the Board of Directors
"Kubintersvyaz" CJSC	1996 - till now	Chairman of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director
"Southern Telecommunications Company" PJSC	2001 - till now	Member of the Management Board

Share in the Issuer's authorized capital: 0,0844%

Share of the Issuer's common stock: 0,1%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrey Alexandrovich Litvinov

Date of birth: 1973

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Rostovelectrosvyaz" OJSC	1997 - 2001	Economist, head of securities department
"Kabardino-Balkarskie telekommunikatsii" OJSC	2002 - 2002	Member of the Board of Directors
"Svyazinform" of the Astrakhan Region" OJSC	2002 - 2002	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director
"Southern Telecommunications Company" PJSC	2001 - till now	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock:none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Antonida Mikhailovna Malova

Date of birth: 1954

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Electrosvyaz" of Stavropol Territory" OJSC	1997 - 2001	Financial Director
"Stavtelecom named after V.I. Kuzminov" OJSC	1999 - 2000	Member of the Board of Directors
"Electrosvyaz" of Stavropol Territory" OJSC	2001 - 2002	First Deputy General Director for Economics and Finances
"Stavtelesot" CJSC	2001 - 2002	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2002 - 2003	First Deputy Director of the branch "Electrosvyaz" of Stavropol Territory
"Southern Telecommunications Company" PJSC	2003 - till now	Deputy General Director
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: 0,0005%

Share of the Issuer's common stock: 0,00012%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yevgeni Nikolaevich Poyarkov

Date of birth: 1943

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 1999	Deputy Head of Security Service
"Electrosvyaz" OJSC, Vladimir Region	2001 - 2002	Member of the Board of Directors

Company	Period	Position held
"KabBalktelecom" OJSC	2001 - 2002	Member of the Board of Directors
"Sevosetinelectrosvyaz" OJSC	2001 - 2002	Member of the Board of Directors
"Svyazinvest" OJSC	1999 - till now	Deputy Director of Security Department
"Dagsvyazinform" PJSC	2001 - till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexey Petrovich Prachkin

Date of birth: 1949

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinform" OJSC, Astrakhan Region	1995 - 2002	Member of the Board of Directors
"Svyazinform" OJSC, Astrakhan Region	1995 - 2002	Chairman of the Management Board
"Svyazinform" OJSC, Astrakhan Region	1995 - 2002	General Director
"Astrakhan-Mobile" CJSC	1999 - 2003	Chairman of the Board of Directors
"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: 0,1319%

Share of the Issuer's common stock: 0,1350%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of

the Issuer's internal or external audit committees: none

Alexander Markovich Roitblat

Date of birth: 1947

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory	1997 - 2000	Head
"Electrosvyaz" OJSC, Stavropol Territory	2000 - 2002	General Director
"Electrosvyaz" OJSC, Stavropol Territory	2000 - 2002	Chairman of the Management Board
"Electrosvyaz" OJSC, Stavropol Territory	2000 - 2002	Member of the Board of Directors
"Electrosvyaz" OJSC, Stavropol Territory	2000 - 2000	Acting General Director
"StavTeleSot" CJSC	2001 - till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board
"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,01533%

Share of the Issuer's common stock: 0,0152%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Tatyana Viktorovna Rusinova

Date of birth: 1958

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Murmanskelectrosvyaz" OJSC	1995 - 1999	Deputy Chief Accountant
"Murmanskelectrosvyaz" OJSC	1999 - 2003	Chief Accountant
"Southern Telecommunications Company" PJSC	2003 - till now	Chief Accountant
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladislav Andreevich Statuev

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1997 - 2001	Head of Security Service
"Southern Telecommunications Company" PJSC	2001 - 2001	Head of Security Service
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director
"Southern Telecommunications Company" PJSC	2002 - till now	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Gennadievna Fefilova

Date of birth: 1970

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Artelecom" OJSC	1996 - 2000	Senior programmer engineer, senior accountant

Company	Period	Position held
"Artelecom" OJSC	2000 - 2001	Senior specialist, accountant
"Artelecom" OJSC	2001 - 2002	Chief accountant
"Southern Telecommunications Company" PJSC	2002 - 2002	Chief accountant
"Southern Telecommunications Company" PJSC	2002 - 2003	Deputy General Director - Chief accountant
"Southern Telecommunications Company" PJSC	2002 - till now	Member of the Management Board
"Southern Telecommunications Company" PJSC	2003 - till now	Deputy General Director

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Sergey Nikolaevich Kharchenko

Date of birth: 1969

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC	1997 - 1999	Acting Chief Engineer
Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC	1999 - 2001	1st Deputy Director – Technical Director
Krasnodarskiy GUES – branch of "Southern Telecommunications Company" PJSC	2001 - 2001	1st Deputy Director – Technical Director
"Sevosetinelectrosvyaz" OJSC	2002 - 2002	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director
"Southern Telecommunications Company" PJSC	2002 - till now	Member of the Management Board
"Startcom" CJSC	2003 - till now	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yanvar Khadgimusovich Chinazirov

Date of birth: 1937

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Electrosvyaz of Adygeia Republic" OJSC	1996 - 2002	General Director
"Electrosvyaz of Adygeia Republic" OJSC	1996 - 2002	Chairman of the Management Board
"Electrosvyaz of Adygeia Republic" OJSC	1996 - 2002	Member of the Board of Directors
"Electrosvyaz of Adygeia Republic" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board

Share in the Issuer's authorized capital: 0,0181%

Share of the Issuer's common stock: 0,024%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Amdulkhamid Kistuevich Shukhostanov

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"KabBalktelecom" OJSC	1998 - 2002	Chairman of the Management Board
"KabBalktelecom" OJSC	1998 - 2002	Member of the Board of Directors
"KabBalktelecom" OJSC	1998 - 2002	General Director

Company	Period	Position held
"Kabardino-Balkarskiy GSM" CJSC	1999 - till now	Member of the Board of Directors
"Nalchikskaya sotovaya set" CJSC	1999 - till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2003 - till now	Member of the Management Board
"KabBalktelecom" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,0000004%

Share of the Issuer's common stock: 0,0000005%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Board of Directors:

Salary (RUR): 1 210 020

Bonus payments (RUR): 6 096 432

Commission (RUR): 0

Other property provisions (RUR): 922 883

Total (RUR): 8 229 338

Management Board:

Salary (RUR): 6 713 120

Bonus payments (RUR): 10 309 699

Commission (RUR): 2 905 152

Other property provisions (RUR): 6 225 201

Total (RUR): 26 153 172

There are no existing agreements in respect of remunerations (besides labor agreements) among the Issuer and members of its governing bodies (excl. the person acting as the Issuer's individual executive organ) in the current fiscal year.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operation, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

Powers of several or all members of the Auditing Commission may be terminated before the appointed time by General Shareholders' Meeting.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Internal Audit Department (hereinafter referred to as DVA) was formed on May 27, 2003. DVA is responsible to the Company's Board of Directors functionally and to the General Director - administratively.

DVA consists of two sections (audit and methodology and risks) in the General Directorate and six sections of internal audit in the branches.

Experts of Internal Audit Department take part in performing audit and integrated revisions, carry out methodological and analytic work, act as external experts in the work of Auditing Commissions, participate in performing audit of subordinate companies.

Budget of Internal Audit Department is formed by the director of Internal Audit Department and approved by the Company's Board of Directors.

Audit section of the General Directorate exercises control functions over activity of the following branches:

- "Electrosvyaz of Adygeia Republic";
- "Karachaevo-Cherkesskelectrosvyaz";
- "Electrosvyaz of Kalmykia Republic";

- "KabBalktelecom"

as well as over sections of internal audit in the branches “Kubanelectrosvyaz”, “Rostovelectrosvyaz”, “Electrosvyaz” of the Stavropol Territory", “Volgogradelectrosvyaz”, “Svyazinform” of the Astrakhan Region".

Data on availability of the Issuer’s internal document on protection of internal (inside) information.

"UTK" PJSC Regulations "On procedure of classifying data be a commercial information” (see Supplement 1), approved by the resolution №31/5 of 26.12.2002 of "UTK" PJSC Management Board.

At present Regulations “On security protection of data being a commercial classified information” and List of data being a commercial classified information are being developed.

5.5. Information on the Members of the Auditing Commission

Natalya Vladimirovna Boyarskikh

Date of birth: 1965

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Severskiy RUS of “Kubanelectrosvyaz” OJSC	1993-2000	Chief accountant
Novorossiysk OUS of “Kubanelectrosvyaz” OJSC	2000-2001	Chief accountant
Novorossiysk OUS of "UTK" PJSC	2001-2002	Chief accountant
“Kubanelectrosvyaz” – "UTK" PJSC branch	2002- till now	Chief accountant
"Southern Telecommunications Company" PJSC	2003- till now	Member of the Auditing Commission

Share in the Issuer’s authorized capital: none

Share of the Issuer’s common stock: none

Amount of the Issuer’s shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer’s options held by it: none

Share in the Issuer’s subsidiaries or dependent companies: none

Share of the common stock of the Issuer’s subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer’s subsidiary’s or dependent company’s options held by it: none

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: none

Lyubov Alexandrovna Greseva

Date of birth: 1976

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
“Permlescontract” Ltd	1998-1999	Deputy Chief Accountant

Company	Period	Position held
"Permlescontract" Ltd	1999-2000	Acting Chief Accountant
"Prikamie-Lada Plus" Ltd	2000-2000	Chief accountant
"Sargona-Pro" Ltd	2000-2002	Chief accountant
"Svyazinvest" OJSC	2002-2003	Chief Specialist of Internal Audit Department and Economic Analysis
"Svyazinvest" OJSC	2003- till now	Chief Specialist of Internal Audit Department
"Southern Telecommunications Company" PJSC	2003- till now	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Vladimirovich Kozin

Date of birth: 1970

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Arttelecom" OJSC	1999 - 2000	Chairman of the Board of Directors
	2000 - 2001	Chairman of the Board of Directors
	2001 - 2002	Chairman of the Board of Directors
	2002 - 2002	Chairman of the Board of Directors
"Belsvyaz" OJSC	1999 - 2000	Chairman of the Board of Directors
"Electrosvyaz" OJSC of Karelia Republic	2000 - 2001	Chairman of the Board of Directors
	2001 - 2002	Chairman of the Board of Directors
	2002 – 2002	Chairman of the Board of Directors
"VolgaTelecom" OJSC	2003 - 2003	Member of the Board of Directors
"Svyazinvest" OJSC	1997-1999	Head of the section on ensuring rights of ownership
	1999-2000	Deputy director of the Department for Direct investments and property of Subsidiaries- Head of the section of subsidiaries' assets management
	2000-2001	Head of the section of direct investments and property

Company	Period	Position held
	2001-2003	Deputy Director - Head of the section of direct investments and property of the Department of Corporate Financing and Direct Investments
	2003- till now	Director of the Department of direct investments and property
"Uralsvyazinform" OJSC	2003 - till now	Member of the Board of Directors
"CenterTelecomService" CJSC	2003 - till now	Member of the Board of Directors
"Nizhegorodskaya sotovaya svyaz" CJSC	2003 - till now	Member of the Board of Directors
"Yuzhno-Uralskiy sotoviy telephone" Ltd	2003 - till now	Member of the Board of Directors
"Yermak RMS" CJSC	2003 - till now	Member of the Board of Directors
"Baikalvestcom" CJSC	2003 - till now	Member of the Board of Directors
"Yeniseitelecom" CJSC	2003 - till now	Member of the Board of Directors
"Stake GSM" CJSC	2003 - till now	Member of the Board of Directors
"Stavtelecom named after Kuzminov" OJSC	2003 - till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2001- till now	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Viktorovna Prokofyeva

Date of birth: 1968

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
State Tax Inspectorate for St. Petersburg	1997-1998	Senior state tax officer of the Board for Tax Control of City Tax-Payers
"Telecominvest" OJSC	1998-2001	Specialist on taxation
"Svyazinvest" OJSC	2001-2001	Deputy director of the Department Internal Audit and Economic Analysis
	2001-2003	Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis

Company	Period	Position held
	2003 - till now	Director of the Internal Audit Department
"Yermak RMS" CJSC	2003- till now	Member of the Board of Directors
"Southern Telecommunications Company" PJSC	2002- till now	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Frolov Kirill Viktorovich

Date of birth: 1977

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Dubrovki" Ltd	1997 - 2000	Chief accountant
"A-Hold" AF Ltd	2000 - 2001	Auditor
"Amursvyaz" OJSC	2002 – 2002	Member of the Board of Directors
"Svyazinvest" OJSC	2001 - 2001	
	2001-2003	Senior specialist of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
	2003 - till now	Deputy Director - Head of the Unit of Internal Audit of the Department of Internal Audit
"Southern Telecommunications Company" PJSC	2003- till now	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Auditing Commission:

Salary (RUR): 1 065 871

Bonus payments (RUR): 569 635

Commission (RUR): 0

Other property provisions (RUR): 260 505

Total (RUR): 1 896 011

There are no existing agreements in respect of remunerations (besides labor agreements) among the Issuer and members of its Auditing Commission in the current fiscal year.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Not to be presented in the quarterly report for the fourth quarter

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No such obligations.

6. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: 27 661

Total number of nominal holders of issuer's shares: 35

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: Investment Communication Company - Open Joint-Stock Company

Abbreviated registered name: "Svyazinvest" OJSC

TIN: 7710158355

Place of business: str., 2, 55 Plyushchikha, Moscow, Russia, 119121

Share in the Issuer's authorized capital: 38.16 %

Share of the Issuer's common shares owned by the shareholder: 50.69%

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: MUSTSCOM LIMITED

Abbreviated registered name: Mustcsom Ltd

TIN:

Place of business: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus

Share in the authorized capital of the Issuer's shareholder (participant): 25% + 1 share

Voting stock share: 25% + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Ministry of Property Relations of the Russian Federation

Abbreviated registered name: Minimuschestvo Rossii

TIN: 7710144747

Place of business: 9 Nikolsky per., Moscow, 103685

Share in the authorized capital of the Issuer's shareholder (participant): 50 % + 1 share

Voting stock share: 50 % + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

Abbreviated registered name: Russian Fund of Federal Property

TIN: 7704097841

Place of business: 9 Nikolsky per., Moscow, 103685

Share in the authorized capital of the Issuer's shareholder (participant): 25 % -2 shares

Voting stock share: 25 % - 2 shares

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.2. Full registered name: Brunswick UBS Warburg Nominees Private Company (nominal holder)

Abbreviated name: Brunswick UBS Warburg Nominees Private Company

Place of business: 52, emb. Kosmodamyanskaya, building 4, Moscow, 115054

TIN: 7711080038

Share in the Issuer's authorized capital: 5,61 %

Common stock share: 4,56 %

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant): no such parties

6.2.3. Full registered name: Depository Clearing Company - Private Joint –Stock Company (nominal holder)

Abbreviated name: "DCC" ZAO

Mailing address: 14/2, Staraya Basmannaya Str, building 4, Moscow, 103064

TIN: 7710021150

Share in the Issuer's authorized capital: 15,44 %

Percentage of common shares: 12,56 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: Non-commercial partnership "Depositary and Clearing Company

Abbreviated registered name: NP "DKK"

TIN: 7701290822

Location: building 4, 14/2 Staraya Basmannaya St., Moscow, 103064

Share in the authorized capital of the Issuer's shareholder (participant): 50.01 %

Voting stock share: 50.01 %

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Joint Stock Commercial bank "Rosbank" (Open Joint –Stock Company)

Abbreviated registered name: OJSC AKB "Rosbank"

TIN: 7730060164

Location: 11, Mashi Poryvaevoy St., Moscow, 107078

Share in the authorized capital of the Issuer's shareholder (participant): 28.16 %

Voting stock share: 28.16 %

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.4. Full registered name: ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Abbreviated name: ING BANK (EURASIA) CJSC

Place of business: 31, Krasnaya Presnya Str., Moscow, 123022

TIN: 7712014310

Share in the Issuer's authorized capital: 6,54 %

Common stock share: 7,16 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: ING BANK N.V.

Abbreviated registered name: ING BANK N.V.

TIN:

Location: Stravinskilaan 2631, 1077 33 Amsterdam, the Netherlands

Share in the authorized capital of the Issuer's shareholder (participant): 99.001 %

Voting stock share: 99.001 %

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.5. Full registered name: "J.P. Morgan Bank International"(Company with Limited Liability) (nominal holder)

Abbreviated name: KB "J.P. Morgan Bank International"(Ltd)

Place of business: 2/1 Paveletskaya ploschad, Moscow, 115114

TIN: 7710014949

Share in the Issuer's authorized capital: 4,65 %

Common stock share: 4,25 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant): no such parties

6.2.6. Full registered name: Closed Joint-Stock Company 'ABN Amro Bank A.O."(nominal holder)

Abbreviated name: CJSC "ABN Amro Bank A.O."

Place of business: 17/1, Bolshaya Nikitskaya Str., Moscow, 103 009

TIN: 7703120329

Share in the Issuer's authorized capital: 7,12 %

Common stock share: 2,82 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant): no such parties

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer and on availability of a special right:

Share of the Issuer's authorized capital owned by the state (municipality): 0,00028%

Manager of the block: Regional state specialized organization "Fund of State Property of the Krasnodar Krai"

Location: 176, Krasnaya Str., Krasnodar, 350020

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0,09190%

Manager of the block: Ministry of Proprietary Relations of the Russian Federation

Location: 9, Nikolskiy per., Moscow, 103685

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0,00031%

Manager of the block: Administration of Federal Mail Service of the Volgograd Region

Location: 9, Mira Str., Volgograd, 400066

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0,03424%

Manager of the block: State organization - Administration of Federal Mail Service of the Karachaevo-Cherkessian republic

Location: 71, Pushkinskaya Str., Cherkessk, KChR, 369000

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No such restrictions have been provided for.

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	**Abbreviated name**	**Share in the charter capital, %**	**Share of common shares, %**
Date of Annual General Shareholders' Meeting: 02.06.1998 Record day: 11.04.1998			
Open Joint –Stock Comp… "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	14,67	8,86
CJSC KSFB Securities (nominal holder)	CJSC KSFB Securities (nominal holder)	8,29	8,73
Date of Annual General Shareholders' Meeting: 02.06.1999 Record day: 19.04.1999			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	22,41	16,93
Date of Annual General Shareholders' Meeting: 31.05.2000 Record day: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
Commercial bank "Citybank T/O" (nominal holder)	KB "Citybank T/O" (nominal holder)	5,71	6,91
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	17,16	12,74
Date of annual General Shareholders' Meeting: 30.05.2001 Record day: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
ROBUR ASSET MANAGEMENT	ROBUR ASSET MANAGEMENT	3,72	4,96

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4,07	5,43
Date of Annual General Shareholders' Meeting: 21.06.2002 Record day: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7,26	9,68
JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	4,02	5,36
Date of Annual General Shareholders' Meeting: 25.06.2003 Record day: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,16	50,69
LINDSELL ENTERPRISES LIMITED	LINDSELL ENTERPRISES LIMITED	2,11	1,97
JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	2,24	2,98
RED HAND INVESTMENTS LTD (ING BANK (EVRASIA) ZAO – nominal holder)	RED HAND INVESTMENTS LTD (ING BANK (EVRASIA) ZAO – nominal holder)	3,75	2,59
CJSC "LEADER" D.U. (CJSC "DKK" – nominal holder)	CJSC "LEADER" D.U. (CJSC "DKK" – nominal holder)	3,01	3,95

6.6. Data on Related-Party Transactions Made by the Issuer

Total amount of related-party transactions approved by each governing body of the issuer, based on the results of the last quarter under report, RUR: 1 959 947 898

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: there have been no such transactions in the period under report

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: there have been no such transactions in the period under report

6.7. Data on the amount of accounts receivable

Not to be presented in the quarterly report for the fourth quarter

7. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

Not to be presented in the quarterly report for the fourth quarter.

7.1. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

Not to be presented in the quarterly report for the fourth quarter

7.2. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Consolidated accounting reports of the Issuer for the last complete fiscal year are included in the quarterly report for the second quarter.

7.4. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

Not to be presented in the quarterly report for the fourth quarter

7.5. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.6. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

"UTK" PJSC did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Company.

8. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): 1 297 779 384,66

Breakdown of the authorized capital by share categories (common stock and preferred stock):

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2 960 512 964	0,33	976 969 278,12	75,280074
Preferred stock	972 151 838	0,33	320 810 106,54	24,719926
TOTAL	3 932 664 802	0,33	1 297 779 384,66	100,00000

Data on the part of the Issuer's shares circulating outside the Russian Federation :

Category of stock circulating outside the Russian Federation: common shares

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: 3,76 % (as of 31.12.2003)

Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category:

Name: " JPMorgan Chase Bank "

Location: Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February, 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities in circulation outside the Russian Federation is 2 102 078 765 shares, their total nominal value reaches 693 685 992,45 rubles.

Data on obtaining a permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable):

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to "UTK" PJSC common stock.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe - Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	**CUSIP (WKN)**	**ADR ticker**	**ISIN**
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount of the authorized capital, RUR	**Structure of the authorized capital (common stock, preferred stock)**	**Date of change**	**Basis of the change (number of the resolution)**	**Character of the change**
01.01.1998				
506 142 862,50	Common stock: 10 553 425 Total volume (RUR): 379 606 697,25 Share in the authorized capital: 75,00 % Preferred stock: 3 517 825 Total volume (RUR): 126 536 165,25 Share in the authorized capital: 25,00 %	24.10.1997	Minutes of the Extraordinary General Shareholders' Meeting №4 of 05.12.1996	Conversion at increase of par value
01.01.1999 – no changes				
01.01.2000 - no changes				
01.01.2001 – no changes				
01.01.2002				

Amount of the authorized capital, RUR	Structure of the authorized capital (common stock, preferred stock)	Date of change	Basis of the change (number of the resolution)	Character of the change
506 142 862,50	Common stock: 115 032 325 Total volume (RUR): 379 606 697,25 Share in the authorized capital: 75,00 % Preferred stock: 383442925 Total volume (RUR): 1 265 361 65,25 Share in the authorized capital: 25,00 %	26.02.2002	Minutes of the General Shareholders' Meeting №10 of 30.05.2001	Conversion at split-up
1 297 779 384,66	Common stock: 2 960 512 964 Total volume (RUR): 976 969 278,12 Share in the authorized capital: 75,28 % Preferred stock: 972151838 Total volume (RUR) : 320 810 106,54 Share in the authorized capital: 24,72 %	20.12.2002	Minutes of the Board of Directors №16 of 18.11.2002	Conversion at reorganization
01.01.2003				
1 297 779 384,66	Common stock: 2 960 512 964 Total volume (RUR): 976 969 278,12 Share in the authorized capital: 75,28 % Preferred stock: 972151838 Total volume (RUR): 320 810 106,54 Share in the authorized capital: 24,72 %	20.12.2002	Minutes of the Board of Directors №16 of 18.11.2002	Conversion at reorganization
30.09.2003 – no changes				
31.12.2003 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund of the size being 5 percent of the legal capital.

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed by this paragraph size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

As of 31.12.03 the reserve fund has been formed in the amount of 64, 889 thousand roubles, this money has not been used by the Issuer.

8.1.4.Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: General Shareholders' Meeting

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be made no later than 20 (twenty) days before its opening, and notice of the General Shareholders' Meeting with the issue on the Company's reorganization included in the agenda shall be made no later than 30 (thirty) days before its opening.

Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification on the Extraordinary General Shareholders' Meeting shall be made no later than 50 (fifty) days before its opening.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative, demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address(es) indicated in the notification of the General Shareholders' Meeting:

- annual accounts and reports, including the opinion of the auditor and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;
- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;
- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;
- draft internal regulations of the Company;
- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;
- draft resolutions of the General Shareholders' Meeting;
- other information (materials) required for submission in compliance with the active law;
- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

1) Full registered name: "Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment

Abbreviated name: "Armavir Communication Facilities Plant" CJSC

Location: 1a, Urupskaya St., Armavir, Krasnodar Region, 352903

The Issuer's share in the authorized capital of the commercial organization: 100 %

Share of the common stock of the commercial organization owned by the Issuer: 100%

Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tselovalnikov Valery Alexandrovich (chairman)	1962	none	none
Belov Yuri Nikolaevich	1942	0,0003	none
Stasyuk Vladimir Yaroslavovich	1954	none	none
Kuskov Vasiliy Grigoryevich	1947	0,0525	0,0658
Denisova Tatyana Alexandrovna	1977	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	0,0525	0,0658

2) **Full registered name:** Closed Joint-Stock Company “Yugsvyazstroy”
Abbreviated registered name: CJSC "Yugsvyazstroy"
Location: 110/1, Ayvazovskogo St., Krasnodar 350040
The Issuer’s share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tselovalnikov Valery Alexandrovich (chairman)	1962	none	none
Valeri Ivanovich Kurennoy	1954	none	none
Vladimir Mikhailovich Malyshev	1965	0,00007	0,0001
Julia Konstantinovna Omelchenko	1970	none	none
Larisa Valeryevna Tareeva	1977	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** Closed Joint-Stock Company “Avtocenter-Yug”
Abbreviated registered name CJSC "Avtocenter-Yug"
Location: 48, Myskhakskoye Shosse, Novorossiysk 353 919
The Issuer’s share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Sergey Victorovich Salomatin (chairman)	1968	none	none
Vladimir Eduardovich Skoblikov	1972	none	none
Sergey Sergeevich Lychak	1974	none	none
Valeri Mikhailovich Orlov	1947	0,0057	0,0069
Eduard Yakovlevich Groisman	1951	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Eduard Yakovlevich Groisman	1951	none	none

4) **Full registered name:** "Interelectrosvyaz" Closed Joint Stock Company

Abbreviated registered name CJSC "Interelectrosvyaz"

Location: 5, 19 Partsyezda St., Volzhski, Volgograd Region

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kharlanov Alexey Leontyevich (bankruptcy manager)	1971	none	none

5) **Full registered name:** Closed Joint-Stock Company "Center of material and technical supplies"

Abbreviated registered name CJSC "CMTO"

Location: 5/2, Vishnyakovoy St., Krasnodar, 350 001

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Nikolay Vladimirovich Martynenko (chairman)	1971	0,00015	0,00011
Vasili Dmitrievich Voronov	1940	0,0699	0,0909
Elena Alexandrovna Kukina	1977	none	none

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Julia Yuryevna Lezhnina	1974	none	none
Alexander Georgievich Sokolchik	1953	0,0014	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vasili Dmitrievich Voronov	1940	0,0699	0,0909

6) **Full registered name:** Closed Joint-Stock Company "Health-care complex "Orbita"

Abbreviated registered name "Health-care complex "Orbita" CJSC

Location: Olginka, Tuapse district, Krasnodar Region 352840

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Lyudmila Borisovna Sotnikova (chairman)	1947	0,00312	0,00144
Victor Saveljevich Chaban	1953	0,00554	0,00736
Olga Yuryevna Polulyakhova	1970	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Larisa Valeryevna Tareeva	1977	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Victor Saveljevich Chaban	1953	0,00554	0,00736

7) **Full registered name:** "Intmashservice" Limited Company

Abbreviated registered name "Intmashservice" Ltd

Location: 8, Golubinskaya Str., Volgograd, 400131

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Diyanov Gennady Dmitrievich		0,00044	0,00052

8) **Full registered name:** "Factorial-99" Limited company

Abbreviated registered name " Factorial-99" Ltd

Location: 47, Bratski per., Rostov-on-Don 344082

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

9) **Full registered name:** "Private security agency "Zashchita-S" Company with Limited Liability

Abbreviated registered name ChOP" Zashchita-S " Ltd

Location: 47/1, Sovetskaya St., Volgograd 400005

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Viktor Vasilyevich Nikiforov	1953	0,00005	0,00006

10) **Full registered name:** Limited Company "UTK-Finance"

Abbreviated registered name "UTK-Finance" Ltd

Location: 66, Karasunskaya St., Krasnodar 350000

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Ivan Ivanovich Ignatenko	1975	none	none

11) **Full registered name:** "Telesot-Alania" Closed Joint Stock Company

Abbreviated registered name "Telesot" CJSC

Location: 6, Gugkaeva St., Vladikavkaz , RSO-Alania, 362 035

The Issuer's share in the authorized capital of the commercial organization: 52,5%
Share of the common stock of the commercial organization owned by the Issuer: 52,5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Gasrataliev Ibadulla Gasratalievich (chairman)	1954	0,01574	0,0151
Kozhiev Taimuraz Beshtauovich	1968	0,00961	0,01216
Kiryachenko Ivan Kirillovich	1944	0,03713	0,04615
Kozhiev Beshtau Kanamatovich	1937	0,22118	0,273
Korbanj Lyudmila Afanasievna	1958	0,02072	0,02186

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kozhiev Taimuraz Beshtauovich	1968	0,00961	0,01216

12) **Full registered name:** "Stavtelecom named after V.I. Kuzminov" Open Joint Stock Company

Abbreviated registered name "Stavtelecom named after V.I. Kuzminov" OJSC

Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 51 %
Share of the common stock of the commercial organization owned by the Issuer: 51%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bekasov Kirill Borisovich (chairman)	1959	none	none
Degtyaryova Elena Petrovna	1964	none	none
Zavyazkin Roman Alexeevich	1974	0,00001	none
Kozin Vladimir Vladimirovich	1970	none	none
Lazarenko Pavel Stepanovich	1934	none	none
Marchenko Andrei Vladimirovich	1964	none	none
Poyarkov Ivan Sergeevich	1976	none	none
Slesarenko Vyacheslav Vasilyevich	1945	none	none
Martynenko Nikolai Vladimirovich	1971	0,00015	0,00011

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	0,00203	0,0019

13) **Full registered name:** "Astrakhan-Mobile" Closed Joint-Stock Company

Abbreviated registered name "Astrakhan-Mobile" CJSC

Location: 3, Studencheskaya Str., Astrakhan 414 004

The Issuer's share in the authorized capital of the commercial organization: 50 %

Share of the common stock of the commercial organization owned by the Issuer: 50%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Nikitin Sergey Ivanovich (chairman)	1953	0,05939	0,05537
Gromakov Yuriy Alekseevich	1946	none	none
Kushavina Julia Alexandrovna	1974	none	none
Tsekhomskiy Nikolay Viktorovich	1974	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Storozhev Viktor Vasilyevich	1951	none	none

14) **Full registered name:** "Volgograd-GSM" Closed Joint Stock Company

Abbreviated registered name ""Volgograd-GSM" CJSC

Location: 9, Mira St., Volgograd 400 131

The Issuer's share in the authorized capital of the commercial organization: 50 %

Share of the common stock of the commercial organization owned by the Issuer: 50%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Antonov Anatoli Ivanovich (chairman)	1938	0,02235	0,02861
Skoblikov Vladimir Eduardovich	1972	none	none
Kiryushin Gennadi Vasilyevich	1949	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

15) **Full registered name:** "Volgograd-Mobile" Closed Joint Stock Company

Abbreviated registered name ""Volgograd-Mobile" CJSC

Location: 9, Mira Str., Volgograd 400 131

The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Gromakov Yuriy Alekseevich	1946	none	none
Tsekhomskiy Nikolay Viktorovich	1974	none	none
Ignatenko Ivan Ivanovich	1975	none	none
Romanov Nikolay Yefimovich	1950	none	none
Kushavina Julia Alexandrovna	1974	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serov Alexander Mikhailovich	1962	none	none

16) **Full registered name:** "Stavropolskaya Sotovaya Svyaz" Closed Joint-Stock Company

Abbreviated registered name "SSS" CJSC

Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna (chairman)	1948	0,00375	0,00078
Vinogradov Andrei Valentinovich	1973	none	none
Kukina Elena Alexandrovna	1977	none	none
Martynenko Nikolai Vladimirovich	1971	0,00015	0,00011
Matrosov Dmitri Yuryevich	1968	none	none
Puzinkov Sergei Albertovich	1969	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Churkin Valeri Viktorovich	1960	none	none

17) **Full registered name:** "TeleRoss-Volgograd" Closed Joint-Stock Company

Abbreviated registered name " TeleRoss-Volgograd " CJSC

Location: 16, Mira Str., Volgograd 400 131

The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (chairman)	1954	none	none
Malyarenko Arthur Nikolaevich	1967	0,00106	0,00009
Golovan Igor Igorevich	1964	none	none
Horemans Daniel	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

18) **Full registered name:** Closed Joint-Stock Company "TeleRoss-Kubanelectrosvyaz"

Abbreviated registered name " TeleRoss-Kubanelectrosvyaz " CJSC

Location: 110/1,Aivazovskogo St., Krasnodar 350 040

The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vladimir Lukich Gorbachev (chairman)	1950	0,0891	0,09862
Ivan Fyodorovich Ignatenko	1945	0,0346	0,0399
Alexander Petrovich Shipulin	1953	0,0357	0,03858
Alexander Georgievich Kudryavtsev	1954	none	none
Daniel Horemans	1960	none	none
Mrykhina Nonna Yevgenyevna	1952	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0,01284	0,013

19) **Full registered name:** "ZanElCom" Closed Joint-Stock Company

Abbreviated registered name " ZanElCom " CJSC

Location: 7/2, Novolesnaya Str., Moscow 103055 Russia

The Issuer's share in the authorized capital of the commercial organization: 45 %
Share of the common stock of the commercial organization owned by the Issuer: 45%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

20) **Full registered name:** "Mobilnie kommunikatsii" Closed Joint-Stock Company

Abbreviated registered name "Mobilcom" CJSC

Location: 14, M. Gorky Str., Vladikavkaz RSO-A

The Issuer's share in the authorized capital of the commercial organization: 35 %
Share of the common stock of the commercial organization owned by the Issuer: 35%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dzakhoev Alan Yurjevich (chairman)	1972	0,00041	0,00054
Kiryachenko Igor Ivanovich	1970	0,00607	0,0063
Kolesnik Alexander Mikhailovich	1957	0,00783	0,00878

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kolesnik Alexander Mikhailovich	1957	0,00783	0,00878

21) **Full registered name:** "Sotovaya svyaz-Alania" Closed Joint-Stock Company

Abbreviated registered name "Sotovaya svyaz-Alania" CJSC

Location: 14, M. Gorky Str., Vladikavkaz RSO-A 362040

The Issuer's share in the authorized capital of the commercial organization: 30 %
Share of the common stock of the commercial organization owned by the Issuer: 30%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Korbanj Lyudmila Afanasievna (chairman)	1958	0,02072	0,02186
Sviridov Georgy Viktorovich	1970	none	none
Tukachinski Alexander Mikhailovich	1971	none	none
Kozhiev Alan Beshtauovich	1972	0,01235	0,01024

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kozhiev Alan Beshtauovich	1972	0,01235	0,01024

22) **Full registered name:** "Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company

Abbreviated registered name OJSC "SKET"

Location: 4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 26,82 %
Share of the common stock of the commercial organization owned by the Issuer: 26,82%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Chausova Galina Nikolaevna (chairman)	1967	none	none
Kapustyanski Nikolay Larionovich	1941	none	none
Streljnikov Vladimir Ivanovich	1940	0,00025	none
Nikolaev Sergei Nikolaevich	1966	none	none
Vasilčhenko Galina Vladimirovna		none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rezinko Yuri Petrovich	1962	none	none

23) **Full registered name:** "Yug-Giprosvyaz" Limited Company

Abbreviated registered name " Yug-Giprosvyaz " Ltd

Location: 67, Gagarin Str.,Krasnodar 350062

The Issuer's share in the authorized capital of the commercial organization: 24 %
Share of the common stock of the commercial organization owned by the Issuer: 24%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0,00003	none

24) **Full registered name:** "Telekinokompania IR" Closed Joint-Stock Company
Abbreviated registered name "Telekinokompania IR" CJSC
Location: 2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007
The Issuer's share in the authorized capital of the commercial organization: 23,5 %
Share of the common stock of the commercial organization owned by the Issuer: 23,5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:
Board of Directors is not formed

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tavasiev Vladimir Mukharbekovich	1949	none	none

25) **Full registered name:** "Kabardino-Balkarskiy GSM" Closed Joint-Stock Company
Abbreviated registered name "Kabardino-Balkarskiy GSM" CJSC
Location: 14, pr. Shogentsukova, Nalchik, 360051
The Issuer's share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Murat Amdulkhamidovich (chairman)	1973	none	none
Karetin Vadim Grigoryevich	1949	0,02691	0,03495
Onufriev Nikolay Nikolaevich	1947	none	none
Tanashev Ruslan Sultanovich	1964	0,00193	0,00237

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Murat Amdulkhamidovich	1973	none	none

26) **Full registered name:** "Karachaevo-CherkesskTeleSot" Closed Joint-Stock Company
Abbreviated registered name "Karachaevo-CherkesskTeleSot" CJSC
Location: 147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000
The Issuer's share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%

Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Karetin Vadim Grigoryevich (chairman)	1949	0,0269	0,0349
Onufriev Nikolay Nikolaevich	1947	none	none
Manych Aleksey Aleksandrovich	1974	none	none
Ostroukhov Nikolay Vasiljevich	1949	0,0031	0,0036

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Akbashev Alexander Ayubovich	1937	0,00018	0,00024

27) **Full registered name:** "Rostelegraph" Closed Joint-Stock Company

Abbreviated registered name " Rostelegraph " CJSC

Location: 7, Tverskaya Str., Moscow 103375

The Issuer's share in the authorized capital of the commercial organization: 15,68 %
Share of the common stock of the commercial organization owned by the Issuer: 15,68%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Martirosyan Vaag Artavazdovich (chairman)	1951	none	none
Rybakina Olga Matveevna	1955	none	none
Kuzmenko Yuri Vasilyevich	1949	none	none
Tokarenko Sergei Andreevich	1960	none	none
Putilov Vladimir Yakovlevich	1947	0,0097	0,0006
Pirlya Konstantin Vladimirovich	1956	none	none
Ryazantsev Pavel Alexandrovich	1948	none	none
Zabolotny Igor Viktorovich	1967	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Prilipko Viktor Ivanovich	1944	none	none

28) **Full registered name:** Joint-Stock Commercial Bank "Krasnodarbank"

Abbreviated registered name AKB "Krasnodarbank"

Location: 70, Karasunskaya St., Krasnodar , 350000

The Issuer's share in the authorized capital of the commercial organization: 13,5 %

Share of the common stock of the commercial organization owned by the Issuer: 13,5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not formed

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pugachev Yevgeni Alexeevich (Manager)	1952	none	none

29) **Full registered name:** "Startcom" Closed Joint-Stock Company

Abbreviated registered name "Startcom" CJSC

Location: 6, 2nd Spasonalikovski per., Moscow-49 117909

The Issuer's share in the authorized capital of the commercial organization: 11,1 %
Share of the common stock of the commercial organization owned by the Issuer: 11,1%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Board of Directors is not formed

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Razumovskiy Lev Grigoryevich	1962	none	none

30) **Full registered name:** " Astrakhan Independent TV and radio broadcasting company "TRANK" Close Joint-Stock Company

Abbreviated registered name "TRANK" CJSC

Location: 3, Studencheskaya Str., Astrakhan 414 004

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Nikitina Lyudmila Ivanovna (chairman)	1951	0,01585	0,00096
Petrov Alexei Vladimirovich	1963	none	none
Kudrev Vadim Vasilyevich	1960	none	none
Prachkina Lyudmila Vladimirovna	1949	0,00827	0,00149
Kollontai Mikhail Vladimirovich	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kononenko Iraida Pavlovna	1946	0,00941	0,00953

31) **Full registered name:** "Astrakhan Page" Limited Company

Abbreviated registered name "Astrakhan Page" Ltd

Location: 16, Trusova Str., Astrakhan 414000

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Lytsev Alexander Petrovich	1965	none	none

32) **Full registered name:** " Nalchikskaya sotovaya set " Closed Joint Stock Company

Abbreviated registered name "NSS" CJSC

Location: 14, Shogentsukova Str., Nalchik 360051

The Issuer's share in the authorized capital of the commercial organization: 6 %
Share of the common stock of the commercial organization owned by the Issuer: 6%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kataya Dmitriy Valeryevich (chairman)	1956	none	none
Zashakuev Timur Zukarneevich	1955	none	none
Tanashev Ruslan Sultanovich	1960	0,00193	0,00237
Shkurko Georgy Sergeevich	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Avagumyan Benyamin Suleimanovich	1942	none	none

8.1.6. Data on Material Transactions Made by the Issuer

Any *material transaction (groups of interrelated transactions)* the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the

transaction: none .

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the credit rating: Issuer

Credit rating as at the date of expiry of the last quarter under report:

Long-term corporate credit rating "B-" according to international standards

Long-term corporate credit rating "ruBBB" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceeding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Raise of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08.2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: 9th floor, 11, Gogolevskiy bulvar, Moscow, 121019.

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counterparties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better

terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5 billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main provider of essential telecoms services in the southern region of the Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

8.2. Data on Each Category of Issuer's Shares

Category: common

Form: registered non-documentary

Face value, RUR: 0,33

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): 2 960 512 964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: 0

Number of declared shares: 130 814 345

Number of shares on the issuer's balance sheet: 0

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: 0

Data on the state registration of the issue:
Date of state registration: 09.09.2003
State registration No: 1-03-00062-A
State registration was made by: FCSM of Russia

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;
- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: preferred

Type: A

Form: registered non-documentary

Face value, RUR: 0,33

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): 972 151 838

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: 0

Number of declared shares: 32 711 532

Number of shares on the issuer's balance sheet: 0

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: 0

Data on the state registration of the issue:

Date of state registration: 09.09.2003

State registration No: 2-03-00062-A

State registration was made by: FCSM of Russia

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;
- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.
- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;
- to alienate the shares held by him without consent of the Company and other shareholders;
- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;
- to sell his shares to the Company in case the Company decided to buy them;
- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).
- Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

There are no issues all securities of which have been retired (cancelled) except for the Issuer's stock.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: 1 504 572
Total nominal value of bond being in circulation (not redeemed), RUR: 1 509 416 800

Form of securities: bonds
Series: K-1
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration:15.08.2002
Registration number: 4-01-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights. Each bond holder shall be entitled:

- to get the face value of the Bond when the Bond is retired.
- to get the fixed interest of 0.1% the Bond face value when the Bond is retired
- if technically possible, to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic. A Bond holder shall pay the cost of telephone installation according to the active tariff.

The liquidation commission shall make payments to Bond holders in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation, namely:

- in the first place, payments are to be made to persons for whom the Company is responsible for health hazard by capitalization of the corresponding periodical payments;
- in the second place, dismissal pay and wages to persons working according to labor agreement as well as author's emoluments are to be paid;
- in the third place, payments to creditors are made according to liabilities guaranteed by the property of the Company under liquidation;
- in the fourth place, mandatory payments to budget and off-budget funds are to be made;
- in the fifth place, payments are made to other creditors in accordance with by the laws of the Russian Federation, bond holders being among them.

Rights granted by registered non-documentary bonds are exercised in relation to persons included in the register of bond holders.

Terms and the arrangements of the redemption:
Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.

If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.
Periodicity of payments to the bond owner: one-time payment
Forms of payments: in cash, cashless
Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Coupon income on the bonds, terms and the arrangements of its payment:
Amount of income on the bonds:
The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value at redemption.

Payout period of the income on the bonds of the issue: from 1.10.2003 till 31.12.2003

Procedure of bond income payments:

Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.
If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.
Periodicity of payments to the bond owner: one-time payment
Forms of payments: in cash, cashless
Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Information on fulfillment of obligations on bond income payments:

Payout period of bond income has not come yet.

Form of securities: bonds
Series: K-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-02-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights. Each bond holder shall be entitled:

- to get the face value of the Bond when the Bond is retired.

- to get the fixed interest of 0.5% the Bond face value when the Bond is retired
- if technically possible, to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic. A Bond holder shall pay the cost of telephone installation according to the active tariff.

The liquidation commission shall make payments to Bond holders in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation, namely:

- in the first place, payments are to be made to persons for whom the Company is responsible for health hazard by capitalization of the corresponding periodical payments;
- in the second place, dismissal pay and wages to persons working according to labor agreement as well as author's emoluments are to be paid;
- in the third place, payments to creditors are made according to liabilities guaranteed by the property of the Company under liquidation;
- in the fourth place, mandatory payments to budget and off-budget funds are to be made;
- in the fifth place, payments are made to other creditors in accordance with by the laws of the Russian Federation, bond holders being among them.

Rights granted by registered non-documentary bonds of "KabBalktelecom" – "UTK" PJSC branch are exercised in relation to persons included in the register of bond holders.

Terms and the arrangements of the redemption:

Not earlier than on 1 October 2002 the bond owner shall send an application on redemption to the Issuer.

Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.

If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.

Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2002.

Periodicity of payments to the bond owner: one-time payment

Forms of payments: in cash, cashless

Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value at redemption.

Payout period of the income on the bonds of the issue: from 1.10.2002 till 31.12.2002

Procedure of bond income payments:

Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.

Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.

If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.

Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2002.

Periodicity of payments to the bond owner: one-time payment

Forms of payments: in cash, cashless

Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;

- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Information on fulfillment of obligations on bond income payments:

The Issuer's obligations on the bond income payment have been already fulfilled.

Form of securities: bonds
Series: C-1
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-03-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 3 566
Number of the placed bonds: 3 566
Number of the bonds in circulation: 3 546
Number of redeemed (cancelled) bonds: 20
Par value of one security of the issue, RUR: 2 500
Total value of the issue, RUR: 8 915 000

Rights granted by each security of the issue to their holders:

Each bond holder shall be entitled:

- to install telephone with top priority in time and place indicated in the bond.
- to get the fixed interest amounting to 1 percent of the bond's par value with payout period from May 10 to July 1 of the current year
- at maturity to get a par value of the bond except for the cost of telephone installation as at the date of its installation;
- to sell bonds in the secondary securities market making changes in the register before the maturity date. A Bond Holder may be changed without any limitations if the place of telephone installation is the same. The place of telephone installation (with or without change of the Bond holder) may be changed if it is technically possible in Severnaya Osetia - Alania Republic.

Terms and the arrangements of the redemption:

Form of the bond redemption:

Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.
A bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.

Terms and the arrangements of the redemption:

At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.
Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2003 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.

Payout period of the income on the bonds of the issue:

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2003 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Procedure of bond income payments:

At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.

Information on fulfillment of obligations on bond income payments:

The Issuer's obligations on the bond income payment have been already fulfilled.

Form of securities: bonds
Series: C-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-04-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 6
Par value of one security of the issue, RUR: 300
Total value of the issue, RUR: 1 800

Rights granted by each security of the issue to their holders:

Each bond shall grant its holder equal scope of rights irrespective of the date of its acquisition at placement. Each bond holder shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value and to get its par value at the prescribed date. Income is paid annually as of March 26 of each year. At maturity the bond owner shall submit an application on redemption, after that the Bond holder shall get a par value of the bond and the interest income on the bond at the date set by the Issuer but not later than 7 (seven) business days from the date of submission of the application on redemption.

Terms and the arrangements of the redemption:

Form of the bond redemption:

Annual fixed income payment amounting to 1 percent of the bond's par value.
If "Sevosetinelectrosvyaz" – branch of "UTK" PJSC has a technical possibility a bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.
Technical possibility of the telephone installation implies that:

- the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;
- presence of unoccupied subscriber lines in main and secondary cables;
- presence of vacant number capacity at automatic telephone exchanges operating in this region.

Maturity period:

Launch date: 01.10.2005
Expiry date: 01.11.2005

Possibility of the bond redemption before maturity is provided.

Date prior to which the bonds cannot be redeemed before maturity.
Not determined.

Terms and the arrangements of the redemption before maturity:

Redemption before maturity is provided by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.

Technical possibility of the telephone installation implies that:

- the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;
- presence of unoccupied subscriber lines in main and secondary cables;
- presence of vacant number capacity at automatic telephone exchanges operating in this region.

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.

Payout period of the income on the bonds of the issue: from 01.10.2005 to 01.11.2005

Procedure of bond income payments:

At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.

Information on fulfillment of obligations on bond income payments:

Payout period of bond income has not come yet.

Form of securities: bonds

Series: 01

Type: interest-bearing

Form of securities: certificated pay-to-bearer

Full name of the bond issue: series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Date of registration:15.08.2003

Registration number: 4-05-00062-A

State registration authority performing the registration: FCSM of Russia

Information about state registration of the report on the issue's results:

Date of registration:21.10.2003

State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia

Total number of the issued securities, bonds: 1 500 000

Par value of one security of the issue, RUR: 1 000

Total value of the issue, RUR: 1 500 000 000

Rights granted by each security of the issue to their holders:

A Bond holder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.4 of the decision on the issue.

A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bond holder is entitled to freely sell or otherwise alienate the Bond.

A Bond holder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bond holder is entitled to exercise his

rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bond holder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) coming into effect court decision on the Issuer's bankruptcy;
2) taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;
3) coming into effect court decision on the Underwriter's bankruptcy;
4) taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;
5) not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the Decision on the bond issue;
6) other case prescribed by the laws of the Russian Federation.

A Bond holder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03437-000010

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent which is:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds are made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption.

Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of

the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favour of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Launch date	**Expiry date**	
1. Coupon: first		
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	The size of each coupon income is determined according to the following formula: Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 %), Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual; T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one copeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon was fixed during the auction on the first day of the bond placement at the size of 14.24%.
2. Coupon: second		
Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.
3. Coupon: third		
Launch date of the third	Expiry date of the third	Method of determination of the coupon income under

coupon is 364-th day from the first day of the bond placement.	coupon is the 546th day from the first day of the bond placement.	the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.

4. Coupon: fourth

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupony.

5. Coupon: fifth

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon

6. Coupon: sixth

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period		**Period(date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: first			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income).Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds.As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favour of owners and Holders of Bonds.

2. Coupon: second

Launch date of the second coupon is 182-	Expiry date of the second coupon is the	Date of the second coupon income payment is the	Payment of the coupon income on bonds are

nd day from the first day of the bond placement.	364th day from the first day of the bond placement.	364th day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being

			those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: underwriting

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

Full registered name: Closed joint-stock company " Management company " Baltic Financial Agency " (since 10.11.2003 – Private Joint –Stock Company "Management Company PSB).

Abbreviated name: CJSC " Management company "BFA" (since 10.11.2003 – PJSC "MK PSB"

Location: 212, Moskovskiy pr., Saint Petersburg, 196066

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

Kind of security: underwriting.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1500000000 (one and a half billion) roubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the

authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;
- A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;
- The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);
- Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the date of providing security, RUR ths: 12 362 359

Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: 2 896

8.6. Data on Organizations Registering Titles to Issuer's Securities

Full registered name: Private Joint –Stock Company "Registrator-Svyaz"
Abbreviated registered name ZAO " Registrator-Svyaz "
Location: 15a, Kalanchevskaya Str., Moscow, 107078
Phone: (095) 933-42-21 **Fax:** (095) 933-42-21
e-mail: regsw@asvt.ru

License:
Number: 10-000-1-00258

Date of issue: 1.10.2002

Valid till: unlimited

Authority issuing the license: Federal Commission for the Securities Market of the Russian Federation

Date since which the Issuer's registered securities register is kept by the said registrar: 01.07.2002

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03437-000010

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 09.10.92 № 3615-1 "On Currency Exchange Regulation and Control";
2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism".
3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation".
4. Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments"

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal persons under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	6 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Pecularities of taxation of the	The total tax amount is	Double taxation agreements

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
given category of owners of securities	determined as product of the tax rate of 6 percent from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated on the basis of the total tax amount and share of each tax payers in the total sum of dividends.	The rules of double taxation agreements. If a foreign company is entitled to avoid tax under a double tax agreement, it should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation must be certified by the tax authority of that state. If such confirmation was not filed prior to the date of income tax payment, the tax agent is obliged to deduct the tax from the income of foreign company. In accordance with item 2 of article 312 of the RF Tax Code the income recipient is entitled to claim the tax back from the Russian tax authority within three years from the end of taxation period in which he received this income. Foreign company – income recipient needs to fill out and present all necessary forms specified in article 312 of the RF Tax Code to the tax agency which registered the tax agent. The deducted tax is to be refunded within one month from the date of submitting aaplication and necessary documents.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies"	

Taxation of income of natural persons under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Natural persons – tax residents of the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	
Tax rates	6 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the tax-payer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the tax-payer and transfer it to the corresponding budget. The tax amount is deducted directly from the tax-payer's income at its actual payment. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of	The total tax amount is determined as product of the tax	The rules of double taxation agreements. If a tax payer is entitled

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Natural persons – tax residents of the Russian Federation**
securities	rate of 6 percent from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated on the basis of the total tax amount and share of each tax payers in the total sum of dividends.	to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation can be presented prior to tax payment or within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended), Article 275 of the RF Tax Code	

Taxation of income of legal persons from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Legal persons – tax residents of the Russian Federation**
Form of income under placed securities	Income from realization of securities as well as income under the bond issue	Income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24% including: 6% - to Federal budget; 16% to the budget of the subject of the Russian Federation ; 2% to the municipal budget. Legislative bodies of the subjects of the Russian Federation are entitled to reduce tax rate to 10.5% for the tax amounts deducted to the budgets of the subjects of the Russian Federation for some categories of tax payers.	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period, is paid not later than on March, 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Legal persons – tax residents of the Russian Federation**
	of this accounting period. The tax-payers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Pecularities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies"	

Taxation of income of individuals from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Natural persons – tax residents of the Russian Federation**
Form of income under placed securities	Income from sources in the Russian Federation includes interest received from the Russian organization as well as interest received from the Russian individual businessmen and (or) the foreign organization operating through a permanent representative office in the Russian Federation; incomes from realization of shares or other securities in the Russian Federation as well as stocks in the authorized capital of the organizations. The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents, or the property deductions applied for reduction of income from the transaction of sale and purchase.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Natural persons – tax residents of the Russian Federation**
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Pecularities of taxation of the given category of owners of securities	If after 01.01.2002 a tax-payer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125000 roubles. If a tax-payer owns the securities to be sold for more than three years, the property tax deduction is applied in the sum received by the tax-payer from realization of securities.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation can be presented prior to tax payment or within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended)	

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Name	1998	1999	2000	2001	2002
Stock category, type – for preferred shares	common stock	common stock	common stock	common stock	common stock
Amount of stated (accrued) dividend under issuer's shares of each category per share	0,6	1,94	2,94	0,18908	0,0812
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	6 332 055	20 473 664	31 027 070	217 492 829	240 393 653
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 8 of 02.06.1999.	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.1999	Not later than 31.12.2000	Not later than 31.12.2001	Not later than 31.12.2002	Not later than 31.12.2003
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year

Name	1998	1999	2000	2001	2002
Total amount of paid dividend	6 332 055	20 473 664	31 027 070	130 626 115	150 438 438
Reasons of non-payment of the stated dividends	-	-	-	Wrong essential elements, shareholders' addresses have changed	Being paid

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Name	1998	1999	2000	2001	2002
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share	3	8,32	11,06	0,18908	0,1607
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	10 553 475	29 268 304	38 907 145	72 497 266	156 224 800
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 8 of 02.06.1999.	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 01.08.1999	Not later than 30.07.2000	Not later than 29.07.2001	Not later than 20.08.2002	Not later than 24.08.2003
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	10 553 475	29 268 304	26 118 970	69 486 059	133 109 706, 41
Reasons of non-payment of the stated dividends	-	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500,00	500	3 566	6
Face value of each bond of the issue and total par value of the bond issue	500,00	500	2 500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500,50	502,50	At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC , a bond owner shall have the right of advance

				repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250 250,00	251 250,00	1 306 250	Not applicable
Time fixed for payment of income under the bond issue	c 01.10.2003 по 31.12.2003	c 01.10.2002 по 31.12.2002	10.05.2000 - 01.07.2003	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	In cash	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 to 01.10.2003	from 04.05.2002 to 01.10.2002	Stage-by-stage, for the whole period of circulation	Stage-by-stage, for the whole period of circulation
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	10 010.00	107 535,00	963 794	0
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	Bond owners do not require income payment	Bond owners do not require income payment	Bond owners do not require income payment	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.	No other information
			From 1996 to 1999 a bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.	

8.10. Other information

No other information.

Appendix 1

Instruction "Procedure of assigning trade-secret status to the information"

СТП-1-48-02.1

Открытое акционерное общество
«Южная телекоммуникационная компания»
Система управления качеством услуг электросвязи

УТВЕРЖДЕНА
Решением Правления ОАО «ЮТК»
№ 31/5 от 26.12. 2002 г.

ИНСТРУКЦИЯ
«О порядке отнесения сведений ОАО
«Южная телекоммуникационная компания»
к коммерческой тайне»

Председатель Правления
В.Л. Горбачев

I. Общие положения

1.1. During its authorized operation "Southern Telecommunications Company" Public Joint –Stock Company (hereinafter referred to as "UTK" PJSC or the Company) accumulates, processes and retains significant volume of information, part of which is not generally known, has real or potential economic value and subject to protection as a trade secret.

1.2. Any information, not being the state secret, connected with financial, economic and social activity of the Company which disclosure can damage its interests, is considered to be a trade secret.

1.3. The following information must not be assigned the trade-secret status:

- determined by paragraph 3 of Articles 10 of the Federal law «On information and protection of information » (№ 24-FZ of 20.02.95);

- stipulated by the List of data which cannot be a trade secret (approved by the Resolution of the Government of RSFSR №35 of 05.12.91);

- protected by patents and copyrights.

1.4. The Company does not consider expedient to refer data, to which it provides access for the shareholders according to Article 91 of the Federal law «On joint-stock companies » (of 26.12.95 №208-FZ), to a trade secret.

1.5. Measures on restriction of access to the information cannot be used for concealment of the facts of mismanagement, squandering, unfair competition and other negative facts in the Company's operation.

1.6. Categories of data protection as well as period of restricted access to the information are determined in «The List of the data being "UTK" PJSC trade secret" (hereinafter referred to as - the List) being worked out by Commission of experts on data protection (EKZI), examined by Management Board of the Company and approved by the Order of "UTK" PJSC CEO.

1.7. The data received as a result of joint activity of the Company with public authorities, enterprises and organizations, may be considered a trade secret on the basis of concluded contracts and letters reflecting mutual obligations and responsibility of the parties on non-disclosure of such information.

2. Principles of considering data to be a trade secret

2.1. Main principles of considering data to be a trade secret (introduction of restrictions on access to it) are legality, validity and timeliness.

2.2. Legality of introduction of restrictions on access to data is provided by observing the legislation of the Russian Federation in the procedure of referring it to confidential information. At that, legal regulations on imposing restrictions on access to the information as well as those forbidding such restrictions.

Validity of access restriction lies in determining the expediency of this action on the basis of expert judgment, its possible economic and other consequences as well as comparison of possible damage, which can be caused to the Company as a result of trade secret disclosure, with the access restriction cost.

2.3. Timeliness of referring data to a trade secret consists in introduction of restriction on access to the information from the moment of its reception (work-out) or beforehand.

3. Rights of the Company's officials on making proposals on considering data to be a trade secret and removing restrictions on access to such information.

3.1. The following "UTK" PJSC officials are entitled to make proposal on considering data to be a trade secret and removing restrictions on access to such information:

- In the General Directorate – Deputy General Directors, Chief Accountant, Heads of structural units - on the questions referred to their competence;

- In the regional branches of the Company - Directors of the branches, their deputies and chief accountants.

Proposal should be submitted in written form to the Deputy General Director on Security.

3.2. The data related to trade secret, may lose necessity of protection prior to expiration of validity of access restriction prescribed by the List, under the agreement of the interested parties which have established these restrictions.

3.3. Disclosure (open publication) of the information being a trade secret, shall not necessarily result in automatic removal of a restrictive signature stamp from it.

4. The operating procedure of a commission of experts on formation of the List of the data being a trade secret

4.1. The commission of experts on information protection (hereinafter referred to as - EKZI), constituted according to the Order of the Company № 18 of 15.01.2002 «On Constituting "UTK" PJSC Commission of Experts on Data protection" shall take part in working out the List.

4.2. Working out the List and determining the data being a trade secret shall be composed of the following stages:

- Drawing up the preliminary List of the data being a trade secret of the Company ;
- Carrying out legal examination of the data being a trade secret included in the List;
- Determination of the possible damage caused by non-authorized disclosure of data, included in the List;
- Determination of advantages of the open usage of information in comparison with the restricted one;
- Making decision on including data in a final Draft List;
- Making up the generalized List and its consideration at EKZI session;
- Legalization of the results of work on formation of the List.

4.3. The preliminary List is formed on the basis of examination and all-round analysis of the data contained in statutory acts of the Company, information flows, correspondence, databases, etc., being processed (transmitted) for the benefit of the Company, of the foreign organizations and enterprises, public authorities. Besides, life cycle (ageing) of information, loss of its urgency should be taken into account. Special attention shall be paid to new directions of activity and functions related to change of the Company's organizational structure.

4.4. EKZI members perform their duties in accordance with: the Constitution of the Russian Federation;

The law of the Russian Federation « On the state secret »; the Civil code of the Russian Federation;

The federal law « On information and data protection»;

The federal law « On Joint –Stock Companies»;

The federal law « On participation in the international data exchange »;

The law of the Russian Federation «On Communication»; the List of the data referred to the state secret; the List of data of confidential character; the List of data which cannot be a trade secret; - the Charter of "UTK" PJSC;

other active laws and new legal acts on data protection that become effective.

4.5. Data categories, considered and discussed by EKZI and to be transferred from the preliminary List to its generalized variant, should have exact wording excluding their double meaning.

4.6. Possible damages from disclosure of a trade secret are estimated using qualitative or quantitative indicators of material (financial) or moral damage.

Quantitative (cost) parameters are determined by approximate (comparative) economic calculation taking into account level of decrease in factors of business efficiency in either sphere of the Company's activity (for the most part - in economic and financial activity).

Qualitative indicators are determined by probability of possible failure to receive certain advantages, profits or possible decrease in the Company moral factors.

4.7. Negative consequences (damage) caused by the disclosure of trade secret include:

loss of profit, breakdown of talks or failure of the favourable contract;

reduction of the level of cooperation;

rupture of relations (or their complication) with business partners, clients, legal and natural persons;

failure or default of treaty obligations, contracts;

economic and other sanctions against the Society on the part of legal and natural persons for illegal disclosure of the confidential information sent to the Company on a contractual basis;

lowering the competitive capacity of the made products or provided services, forced cut in their prices;

necessity of expenses re-planning for carrying out additional marketing research in order to develop new (correct the existing) market strategy;

disclosure of "UTK" PJSC acting system of data protection;

other problems and possible damage as well as loss of the image of the Company and its top executives.

4.8. Factors specifying advantages (expediency) of open usage of data are to be determined in the following way:

receiving financial and other economic estimation of gaining profit from wide public and open usage of service, industrial or commercial information;

studying costs of introduction of measures aimed at keeping the information secret.

4.9. The generalized List shall include the data of confidential character for which the size of moral and (or) material damage from its non-authorized disclosure is higher than aggregate parameter of its open usage and expenses for its protection.

4.10. Data categories shall be classified in the List according to the directions of the Company's activity, for example: sales and economics, organizational and legal block, financial and economic activity, operation and development of telecommunications, foreign economic activity, security, etc. The items of the List can be numbered according to sections or by through sequence numbering.

4.11. Data considered to be a trade secret shall be included in the List with indication of the period of validity of access restrictions. Conditions or events at which occurrence there comes necessity (possibility) of the restrictions removal may be indicated instead of the period of validity.

4.12. Results of EKZI work shall be legalized in the form of the final variant of the List of the data being a trade secret, signed by the Deputy General Director on Security (chairman of EKZI). Then the List (or changes and additions in it) shall be submitted for consideration to the Company's Management Board and approved by the Order of the General Director.

4.13. The List shall be revised as may be necessary but not less often than once in three years.

Deputy General Director of Security V.A. Statuev